08044825

FIDELITY SOUTHERN CORPORATION

2007 Annual Report

About The Company

Fidelity Southern Corporation ("Fidelity"), a Georgia corporation incorporated on August 3, 1979, is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.

Fidelity Bank was founded in 1974 and is one of the largest community banks in metro Atlanta.

Fidelity Southern Corporation, through its operating subsidiaries Fidelity Bank (www.lionbank.com) and LionMark Insurance Company, provides a wide range of banking, mortgage and investment services, and credit-related insurance products to a growing customer base through 23 branches in Atlanta, Georgia, a branch in Jacksonville, Florida, and an insurance office in Atlanta, Georgia. Mortgage and construction loans are also offered through the office in Jacksonville, Florida. In addition, the Bank provides automobile and SBA loans through employees located throughout the Southeast.

As of December 31, 2007, Fidelity had total assets and shareholders' equity of $1.7 billion and $100 million, respectively.

Common Stock:

Fidelity's common stock trades on the NASDAQ Global Select Market under the symbol LION.

Annual Meeting:

The Annual Meeting of Shareholders will be held on Thursday, April 24, 2008, at 3:00 p.m. in Fidelity's Board Room, Suite 1550, at 3490 Piedmont Road, NE, Atlanta, Georgia 30305.

Letter
From The Chairman

March 13, 2008

To Our Shareholders:

This is a sobering time for those of us who work in the banking business, and even more sobering for those of us who own stock in a bank. Our stock is selling at a steep and unjustified discount to book value, a book value that we believe will continue to grow. This is an historic time for investment.

When I came to work at this bank in the 1970's, the country's economy was in a very difficult stretch, but things recovered then and after each subsequent economic slowdown. We can safely assume it will recover again.

The good news is the Federal Reserve policy of lowering interest rates will, in time, restart the capital markets that are barely functioning, the excess supply of new homes and lots will be absorbed, the great credit excesses and inflated property values will return to historic norms, and we will all feel better and, hopefully, wiser then. In the meantime, our loan loss reserves will continue to grow, keeping earnings under stress, although earnings are expected to be positive. Earnings will benefit because we have a relatively diversified portfolio of loans and securities that has amongst the lowest concentrations of commercial and residential real estate loans in community banks in the Atlanta region.

During a very difficult economic and financial environment, we have kept on course, building for the future. The goal has been to grow residential mortgage, SBA, and commercial lending, and especially to broaden the core deposit base.

Following is a restatement of where we are and what we have done in the last year, outlining some of our strengths. It shows why we believe we will successfully make it through the present problems and come out even stronger – to continue on our mission to be the "Number One Community Bank With The Best Customer Service In Town."

Jimmy Fincher has re-energized our mortgage-lending program and has hired a team that will be able to make residential mortgages the way it used to be done when there was an on-going relationship between the borrower and the lender. Those residential mortgages that are now on our books, including home equity lines of credit, continue to perform well.

Danny Preston has built one of the finest SBA lending and servicing groups in the country. Credit quality in this geographically diversified portfolio remains very good, and although demand has slackened somewhat, the portfolio will continue to grow.

Michael Pierson continues to steadily build our commercial lending business. The total relationships established are instrumental in helping to increase deposits. We are not transactional lenders but want a full relationship that includes deposits.

Janet Wilcoxson has done a most remarkable job with our branch network. She has created and fine-tuned a deposit-gathering machine. Three branches were opened and two branches, Sandy Springs and Decatur, were remodeled in 2007. The Northlake Branch, after 29 years, was extensively remodeled and reoccupied this year. An attitude of providing the best customer service possible does work. Look at the numbers.

Sam Mathis has had his hands full with residential construction lending, but is aggressively and effectively managing the problems in that portfolio. Atlanta is one of the most overbuilt markets in the country. The oversupply of lots will be with us for years. The housing market may finish its correction this year, but a return to the levels of the recent past is not in the cards. The bottom line, however, is that the reality of the market is not as bad as those caught up in full panic are saying.

David Buchanan continues to carefully control the production of indirect automobile loans, which in our case requires frequent sales to third parties. We now service $282 million in loans for others. Collections is often an overlooked area until tough times come along. Fortunately for us, **Sheila White** has an absolutely first class, seasoned collections and recovery team, which is doing an outstanding job in controlling and minimizing problems in the consumer loan portfolio.

Gloria O'Neal, head of risk management, believes that controlling through careful monitoring, measuring, and reporting will ultimately minimize risk, and the team she has built over many years is one of the greatest strengths we have.

Our President **Palmer Proctor**, his senior management staff, and all of the employees make Fidelity one of the best teams in community banking. Our success is due to the quality and teamwork of our people. Indeed, our commitment to serve our customers distinguishes Fidelity Bank from all other banks in this crowded market, and sets the standard that our customers have come to expect over the last 34 years.

The present economic environment is creating opportunities. We are seeing new talented and experienced bankers in the market. We will continue to seek and selectively hire talent as it becomes available and fits within our business plan. Our culture supports individual responsibility and personal growth opportunities. We offer quick, responsive, and personal service to our individual and business customers alike. Likewise, we are finding many businesses and consumers looking for a stable and consistent bank to provide the products and services they need.

We note that all of our growth over the years has been purely organic, with no growth obtained through acquisition or loan participation purchases. We underwrite each of our loans internally and have no subprime lending programs or portfolios. Our loan portfolio is well diversified. Construction lending, a portfolio under stress due to the residential housing slowdown, represents slightly less than 20% of the total loan portfolio. Our consumer loan portfolio, although suffering some stress due to the impact of the housing and economic slowdown, consists of predominately fixed rate loans providing solid margin compression insulation as market interest rates have fallen rapidly. We are monitoring and aggressively and decisively addressing all problem, and potential problem, loans.

The industry-wide housing problems are resulting in deteriorating credit quality in our residential construction portfolio, with increasing balances in nonperforming loans and increasing balances in our other real estate owned portfolio. Wherever possible, we are working with financially stressed builders and developers to work through their inventories. We have had to take back some houses and lots because the builders just could not, in some cases, continue operations. Only if necessary are we taking the assets and improving, selling, or holding them based on our determination of the action necessary to maximize ultimate value.

Letter From The Chairman

In the first half of 2007, we added two new branches in Newnan and Winder, Georgia, and one in Jacksonville, Florida, following the opening of two new branches in the second half of 2006. These branches have, for the most part, grown rapidly, with several already providing net positive earnings. Our branch locations are selected based on local markets, current and anticipated growth in those markets, the acquisition of appropriate sites and facilities, and, most importantly, the availability of experienced people who can immediately bring new customers and business to those branches. Our 24 branch locations are key to our strategic plan.

Our deposit acquisition program has brought us many new individual and business customers, together with a 6.5% growth in both lower costing and fee generating noninterest-bearing and interest-bearing transaction accounts. Service charge revenue from deposit accounts in 2007 increased 13.9% over 2006. Our noninterest revenues continue to grow fueled by revenue from SBA and indirect lending activities and by fees and charges from growing numbers of transaction accounts.

We continue to add to and improve our delivery of products and services through technological advances. In 2007, we aggressively promoted "Remote Deposit Capture" to our business customers. This new technology has been enthusiastically embraced by our existing business customers and generates new accounts on a regular basis. The demand has been so great that there is a waiting list for installations. We believe this opens up a significant business development opportunity because remote deposit capture, coupled with our electronic banking and account management systems, largely overcomes concerns that businesses could have regarding branch availability. Already, nearly 6% of deposit transactions and 40% of our dollar volume are processed through remote deposit capture.

In 2008, we will launch a completely updated and redesigned website, providing both individual customers and businesses better navigation and greater transaction account management capabilities, while at the same time giving the Bank better presence on the World Wide Web.

We decided in 2007 to outsource completely our brokerage activities and have concluded this year an agreement with Reliance Securities, LLC, ending our relationship with another brokerage firm. They will hire our brokers as their employees. We believe we will be even better able to offer superior brokerage and trust services, while generating fee revenue with little accompanying overhead expenses. Reliance Trust acquired our trust activities several years ago, and this move will be an effective expansion of our affiliation.

When Fidelity Bank was started in 1974, the U.S. economy was on the brink of recession and oil prices were at historic levels. Thirty-four years later, many of the same issues exist. Despite the cyclical nature of the economy, Fidelity Bank has not only weathered the recurring ups and downs, but has grown exponentially to become one of Atlanta's oldest and most respected community banks. We were here for you then, and we are here for you now. We remain committed to serving our customers and the interest of our shareholders.

Please know all of us – your employees – thank each of you for your interest and for your continuing support.

Sincerely,

James B. Miller, Jr.
Chairman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

Commission File Number 000-22374

Fidelity Southern Corporation
(Exact name of registrant as specified in its charter)

Georgia *(State or other jurisdiction of incorporation or organization)*	**58-1416811** *(I.R.S. Employer Identification No.)*
3490 Piedmont Road, Suite 1550 **Atlanta, Georgia** *(Address of principal executive offices)*	**30305** *(Zip Code)*

Registrant's telephone number, including area code: **(404) 240-1504**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, without stated par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] Smaller reporting company [ ]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the common equity held by non-affiliates of the registrant (assuming for these purposes, but without conceding, that all executive officers and directors are "affiliates" of the registrant) as of June 30, 2007 (based on the average bid and ask price of the Common Stock as quoted on the NASDAQ National Market System on June 30, 2007), was $102,976,263.

At March 10, 2008, there were 9,380,812 shares of Common Stock outstanding, without stated par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Annual Report to Shareholders for fiscal year ended December 31, 2007, are incorporated by reference into Part II. Portions of the registrant's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders are incorporated by reference into Part III.

TABLE OF CONTENTS

Pages

PART I

PART II

PART III

PART IV

PART I

Item 1. *Business*

General

Fidelity Southern Corporation ("FSC" or "Fidelity") is a registered bank holding company headquartered in Atlanta, Georgia. We conduct operations primarily though Fidelity Bank, a state chartered wholly owned subsidiary bank (the "Bank"). The Bank was organized as a national banking corporation in 1973 and converted to a Georgia chartered state bank in 2003. LionMark Insurance Company ("LIC") is a wholly owned subsidiary of FSC and is an insurance agency offering consumer credit related insurance products. FSC also owns five subsidiaries established to issue trust preferred securities. The "Company", "we" or "our", as used herein, includes FSC and its subsidiaries, unless the context otherwise requires.

At December 31, 2007, we had total assets of $1,686 million, total loans of $1,452 million, total deposits of $1,406 million, and shareholders' equity of $100 million.

Forward-Looking Statements

This report on Form 10-K may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that reflect our current expectations relating to present or future trends or factors generally affecting the banking industry and specifically affecting our operations, markets and services. Without limiting the foregoing, the words "believes," "expects," "anticipates," "estimates," "projects," "intends," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon assumptions we believe are reasonable and may relate to, among other things, the deteriorating economy and its impact on operating results and credit quality, the adequacy of the allowance for loan losses, changes in interest rates, and litigation results. These forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those projected for many reasons, including without limitation, changing events and trends that have influenced our assumptions. These trends and events include (i) a deteriorating economy and its impact on operations and credit quality; (ii) unique risks associated with our construction and land development loans; (iii) the impact of a slowing economy on our consumer loan portfolio and its potential impact on our commercial portfolio; (iv) changes in land values and economic conditions in Atlanta, Georgia; (v) our ability to maintain and service relationships with automobile dealers and indirect automobile loan purchasers and our ability to profitably manage changes in our indirect automobile lending operations; (vi) changes in the interest rate environment and their impact on our net interest margin; (vii) difficulties in maintaining quality loan growth; (viii) less favorable than anticipated changes in the national and local business environment, particularly in regard to the housing market in general and residential construction and new home sales in particular; (ix) adverse changes in the regulatory requirements affecting us; (x) greater competitive pressures among financial institutions in our market; (xi) changes in political, legislative and economic conditions; (xii) inflation; (xiii) greater loan losses than historic levels and an insufficient allowance for loan losses; and (xiv) failure to achieve the revenue increases expected to result from our investments in branch additions and in our transaction deposit and lending businesses.

This list is intended to identify some of the principal factors that could cause actual results to differ materially from those described in the forward-looking statements included herein and are not intended to represent a complete list of all risks and uncertainties in our business. Investors are encouraged to read the risks discussed under "Item 1A. - Risk Factors."

Market Area, Products and Services

The Bank provides an array of financial products and services for business and retail customers primarily through 23 branches in Fulton, Dekalb, Cobb, Clayton, Gwinnett, Rockdale, Coweta and Barrow counties in Georgia, a branch in Jacksonville, Duval county, Florida, and on the Internet at www.lionbank.com. The Bank's customers are primarily individuals and small and medium sized businesses located in Georgia. Mortgage and construction loans are also provided through a branch in Jacksonville, Florida. Automobile loans and Small Business Administration ("SBA") loans are provided through employees located throughout the Southeast.

The Bank is primarily engaged in attracting deposits from individuals and businesses and using these deposits and borrowed funds to originate construction and residential real estate loans, commercial loans, commercial loans secured by real estate, SBA loans, direct and indirect automobile loans, residential mortgage and home equity loans, and secured and unsecured installment loans. Internet banking, including on-line bill pay, and Internet cash management services are available to individuals and businesses, respectively. Additionally, the Bank offers businesses remote deposit services, which allow participating companies to scan and electronically send deposits to the Bank for improved security and funds availability. The Bank also provides international trade services. Trust services, credit card loans, and merchant services activities are provided through agreements with third parties. Investment services are provided through an agreement with an independent broker-dealer.

We have grown our assets, deposits, and profits internally by building on our lending products, expanding our deposit products and delivery capabilities, opening new branches, and hiring experienced bankers with existing customer relationships in our market.

Deposits

The Bank offers a full range of depository accounts and services to both individuals and businesses. As of December 31, 2007, deposits totaled approximately $1,406 million, consisting of (dollars in millions):

Noninterest-bearing demand deposits	$ 132
Interest-bearing demand deposits and money market accounts	314
Savings deposits	216
Time deposits ($100,000 or more)	286
Time deposits, including brokered deposits (less than $100,000)	458
Total	$1,406

A marketing program to increase the number and volume of our personal and business demand deposit accounts was launched in January 2006, with the goals of building relationships with existing customers, adding new customers, increasing transaction accounts, and helping manage our rising cost of funds. Based on the success of this program, the Bank intends to continue this marketing program during 2008.

Lending

The Bank's primary lending activities include commercial loans to small and medium sized businesses, SBA sponsored loans, consumer loans (primarily indirect automobile loans), construction loans, and residential real estate loans. Commercial lending consists of the extension of credit for business purposes, primarily in the Atlanta metropolitan area. SBA loans, originated in the Atlanta metropolitan area and throughout the Southeast, are primarily made through the Bank's SBA loan production office in Covington, Georgia. The Bank offers direct installment loans to consumers on both a secured and unsecured basis. Secured construction loans to homebuilders and developers and residential mortgages are primarily made in the Atlanta, Georgia, and Jacksonville, Florida, metropolitan areas. The loans are generally secured by first and second real estate mortgages.

As of December 31, 2007, the Bank had total loans outstanding, including loans held-for-sale, consisting of (dollars in millions):

Commercial, financial and agricultural	$ 119[(1)]
Real estate – mortgage–commercial	208[(2)]
Real estate – construction	286
Real estate – mortgage–residential	95
Consumer installment loans	744[(3)]
Total	$1,452

(1) Includes $19 million of indirect automobile loans financed for businesses and $2 million in SBA loans held-for-sale and $12 million in portfolio SBA loans.
(2) Includes $18 million in SBA loans held-for-sale and $11 million in portfolio SBA loans.
(3) Includes $736 million of indirect automobile loans financed for individuals, of which $38 million was held-for-sale.

The loan categories in the above schedule are based on certain regulatory definitions and classifications. Certain of the following discussions are in part based on the Bank defined loan portfolios and may not conform to the above classifications.

Commercial and Industrial Lending

The Bank originates commercial and industrial loans, which include certain SBA loans that are generally secured by property such as inventory, equipment and accounts receivable. All commercial loans are evaluated for the adequacy of repayment sources at the time of approval and are regularly reviewed for any deterioration in the ability of the borrower to repay the loan. In most instances, collateral is required to provide an additional source of repayment in the event of default by the borrower. The structure of the collateral varies from loan to loan depending on the financial strength of the borrower, the amount and terms of the loan, and the collateral available to be pledged.

Commercial Real Estate Lending

The Bank engages in commercial real estate lending through direct originations. The Bank's commercial real estate portfolio loans are made to small and medium sized businesses to provide diversification, to generate assets that are sensitive to fluctuations in interest rates, and to generate deposit and other relationships. Commercial real estate loans are generally prime-based floating-rate loans or shorter-term (one to five year) fixed-rate loans.

The Bank has a growing portfolio of SBA loans and SBA loans held-for-sale as a result of increased SBA loan production. These loans are primarily commercial real estate related, with a portion of each loan guaranteed by the SBA or with other SBA credit enhancements.

Consumer Lending

The Bank's consumer lending activity primarily consists of indirect automobile lending. The Bank also makes direct consumer loans (including direct automobile loans), residential mortgage and home equity loans, and secured and unsecured personal loans.

Indirect Automobile Lending

The Bank purchases, on a nonrecourse basis, consumer installment contracts secured by new and used vehicles purchased by consumers from franchised motor vehicle dealers and selected independent dealers located throughout the Southeast. A portion of the indirect automobile loans the Bank originates is generally sold with servicing retained. At December 31, 2007, we were servicing $282 million in loans we had sold, primarily to other financial institutions.

During 2007, the Bank produced $566 million of indirect automobile loans, while profitably selling $157 million to third parties with servicing retained and $19 million with service released. The balances in indirect automobile loans held-for-sale fluctuate from month to month as pools of loans are developed for sale and due to normal monthly principal payments.

Real Estate Construction Lending

The Bank originates real estate construction and development loans that consist primarily of one-to-four family residential construction and development loans made to builders and developers. Loan disbursements are closely monitored by management to ensure that funds are being used strictly for the purposes agreed upon in the loan covenants. The Bank employs both internal staff and external inspectors to ensure that requests for loan disbursements are substantiated by regular inspections and reviews. Construction and development loans are similar to all residential loans in that borrowers are underwritten according to their adequacy of repayment sources at the time of approval. Unlike conventional residential lending, however, signs of deterioration in a construction loan or development loan customer's ability to repay the loan are measured throughout the life of the loan and not only at origination or when the loan becomes past due. In most instances, loan amounts are limited to 80% of the appraised value upon completion of the construction project. The Bank originates real estate construction loans throughout Atlanta, Georgia, and from our Jacksonville, Florida branch.

Real Estate Mortgage Lending

The Bank's residential mortgage loan business focuses on one-to-four family properties. We offer Federal Housing Authority ("FHA"), Veterans Administration ("VA"), and conventional and non-conforming residential mortgage loans. The Bank operates our residential mortgage banking business from four locations in the Atlanta metropolitan area. The Bank is an approved originator and servicer for the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"), and is an approved originator for loans insured by the Department of Housing and Urban Development ("HUD").

The balances in mortgage loans held-for-sale fluctuate due to economic conditions, interest rates, the level of real estate activity, the amount of mortgage loans retained by the Bank, and seasonal factors. During 2007, we originated approximately $10 million in loans, while selling $9 million to third parties. The Bank primarily sells originated residential mortgage loans and processes brokered loans, servicing released, to investors. The Bank does not service mortgage loans for third parties.

Brokerage Services

The Bank offers a full array of brokerage products through an agreement with an independent full service broker-dealer.

International Trade Services

The Bank provides services to individuals and business clients to meet their international business requirements. Letters of credit, foreign currency drafts, foreign and documentary collections, export finance, and international wire transfers represent some of the services provided.

Investment Securities

At December 31, 2007, we owned investment securities totaling $138 million. Investment securities include obligations of the U.S. Treasury, agencies of the U.S. Government, including mortgage backed securities, bank qualified municipal bonds, and FHLB stock.

Significant Operating Policies

Lending Policy

The Board of Directors of the Bank has delegated lending authority to our management, which in turn delegates lending authority to our loan officers, each of whom is limited as to the amount of secured and unsecured loans he or she can make to a single borrower or related group of borrowers. As our lending relationships are important to our success, the Board of Directors of our Bank has established review committees and written guidelines for lending activities. In particular, the Officers' Credit Committee reviews lending relationships with a total exposure exceeding $250,000. In addition, the Officers' Credit Committee approves all commercial loan relationships up to $5 million and residential construction loan relationships up to $10 million. The Loan and Discount Committee must approve all commercial loan relationships exceeding $5 million and all residential construction loan relationships exceeding $10 million.

The Bank's written guidelines for lending activities require, among other things, that:

- secured loans, except for loans made under the Bank's SBA program and indirect automobile loans which are generally secured by the vehicle purchased, be made to persons and companies which are well-established and have net worth, collateral, and cash flow to support the loan;
- real estate loans be secured by real property located primarily in Georgia or Florida;
- unsecured loans be made to persons who maintain depository relationships with the Bank and have significant financial strength;
- loan renewal requests be reviewed in the same manner as an application for a new loan; and
- working capital loans be repaid out of conversion of assets or current earnings of the commercial borrower and that such loans generally be secured by the assets of the commercial borrower.

Residential construction loans are made through the use of officer guidance lines, which are approved, when appropriate, by the Bank's Officers Credit Committee or the Loan and Discount Committee. These guidance lines are approved for established builders and developers with track records and adequate financial strength to support the credit being requested. Loans may be for speculative starts or for pre-sold residential property to specific purchasers.

Inter-agency guidelines adopted by Federal banking regulators require that financial institutions establish real estate lending policies. The guidelines also establish certain maximum allowable real estate loan-to-value standards. The Bank has adopted policies and standards, which are in compliance with Federal and state regulatory requirements.

Loan Review and Nonperforming Assets

The Bank's Credit Review Department reviews the Bank's loan portfolios to identify potential deficiencies and recommends appropriate corrective actions. The Credit Review Department reviews more than 30% of the commercial and construction loan portfolios and reviews 10% of the consumer loans originated annually. The results of the reviews are presented to the Bank's Loan and Discount Committee on a monthly basis.

The Bank maintains an allowance for loan losses, which is established and maintained through provisions charged to operations. Such provisions are based on management's evaluation of the loan portfolio, including loan portfolio concentrations, current economic conditions, the economic outlook, past loan loss experience, adequacy of underlying collateral, and such factors which, in management's judgment, deserve consideration in estimating losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

Asset/Liability Management

The Company's Asset/Liability Committee ("ALCO") manages on an overall basis the mix of and terms related to the Company's assets and liabilities. ALCO attempts to manage asset growth, liquidity, and capital in order to maximize income and reduce interest rate risk. ALCO directs our overall acquisition and allocation of funds and reviews and sets rates on deposits, loans, and fees.

Investment Portfolio Policy

The Company's investment portfolio policy is designed to maximize income consistent with liquidity, risk tolerance, collateral needs, asset quality, regulatory constraints, and asset/liability objectives. The policy is reviewed at least annually by the Boards of Directors of FSC and the Bank. The Boards of Directors are provided information on a regular basis concerning significant purchases and sales of investment securities, including resulting gains or losses. They are also provided information related to average maturity, Federal taxable equivalent yield, and appreciation or depreciation by investment categories.

Supervision and Regulation

The following is a brief summary of FSC's and the Bank's supervision and regulation as financial institutions and is not intended to be a complete discussion of all NASDAQ Stock Market, state or federal rules, statutes and regulations affecting their operations, or that apply generally to business corporations or NASDAQ listed companies. Changes in the rules, statutes and regulations applicable to FSC and the Bank can affect the operating environment in substantial and unpredictable ways.

General

We are a registered bank holding company subject to regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve") under the Bank Holding Company Act of 1956, as amended (the "Act"). We are required to file annual and quarterly financial information with the Federal Reserve and are subject to periodic examination by the Federal Reserve.

The Act requires every bank holding company to obtain the Federal Reserve's prior approval before (1) it may acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank that it does not already control; (2) it or any of its non-bank subsidiaries may acquire all or substantially all of the assets of a bank; and (3) it may merge or consolidate with any other bank holding company. In addition, a bank holding company is generally prohibited from engaging in, or acquiring, direct or indirect control of the voting shares of any company engaged in non-banking activities. This prohibition does not apply to activities listed in the Act or found by the Federal Reserve, by order or regulation, to be closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the activities that the Federal Reserve has determined by regulation or order to be closely related to banking are:

- making or servicing loans and certain types of leases;
- performing certain data processing services;
- acting as fiduciary or investment or financial advisor;

- providing brokerage services;
- underwriting bank eligible securities;
- underwriting debt and equity securities on a limited basis through separately capitalized subsidiaries; and
- making investments in corporations or projects designed primarily to promote community welfare.

Although the activities of bank holding companies have traditionally been limited to the business of banking and activities closely related or incidental to banking (as discussed above), the Gramm-Leach-Bliley Act (the "GLB Act") relaxed the previous limitations and permitted bank holding companies to engage in a broader range of financial activities. Specifically, bank holding companies may elect to become financial holding companies, which may affiliate with securities firms, and insurance companies and engage in other activities that are financial in nature. Among the activities that are deemed "financial in nature" include:

- lending, exchanging, transferring, investing for others or safeguarding money or securities;
- insuring, guaranteeing, or indemnifying against loss, harm, damage, illness, disability, or death, or providing and issuing annuities, and acting as principal, agent, or broker with respect thereto;
- providing financial, investment, or economic advisory services, including advising an investment company;
- issuing or selling instruments representing interest in pools of assets permissible for a bank to hold directly; and
- underwriting, dealing in or making a market in securities.

A bank holding company may become a financial holding company under this statute only if each of its subsidiary banks is well capitalized, is well managed and has at least a satisfactory rating under the Community Reinvestment Act. A bank holding company that falls out of compliance with such requirement may be required to cease engaging in certain activities. Any bank holding company that does not elect to become a financial holding company remains subject to the bank holding company restrictions of the Act.

Under this legislation, the Federal Reserve Board serves as the primary "umbrella" regulator of financial holding companies with supervisory authority over each parent company and limited authority over its subsidiaries. The primary regulator of each subsidiary of a financial holding company will depend on the type of activity conducted by the subsidiary. For example, broker-dealer subsidiaries will be regulated largely by securities regulators and insurance subsidiaries will be regulated largely by insurance authorities.

Fidelity has no current plans to register as a financial holding company.

Fidelity must also register with the Georgia Department of Banking and Finance ("GDBF") and file periodic information with the GDBF. As part of such registration, the GDBF requires information with respect to the financial condition, operations, management and intercompany relationships of Fidelity and the Bank and related matters. The GDBF may also require such other information as is necessary to keep itself informed as to whether the provisions of Georgia law and the regulations and orders issued there under by the GDBF have been complied with, and the GDBF may examine Fidelity and the Bank. The Florida Office of Financial Regulation ("FOFR") does not examine or directly regulate out-of-state holding companies for banks with a branch located in the State of Florida.

Fidelity is an "affiliate" of the Bank under the Federal Reserve Act, which imposes certain restrictions on (1) loans by the Bank to Fidelity, (2) investments in the stock or securities of Fidelity by the Bank, (3) the Bank's taking the stock or securities of an "affiliate" as collateral for loans by the Bank to a borrower, and (4) the purchase of assets from Fidelity by the Bank. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

The Bank is regularly examined by the Federal Deposit Insurance Corporation (the "FDIC"). As a state banking association organized under Georgia law, the Bank is subject to the supervision of, and is regularly examined by, the GDBF. The Bank's Florida branch is subject to examination by the FOFR. Both the FDIC and GDBF must grant prior approval of any merger, consolidation or other corporation reorganization involving the Bank.

Payment of Dividends

We are a legal entity separate and distinct from the Bank. Most of the revenue we receive results from dividends paid to us by the Bank. There are statutory and regulatory requirements applicable to the payment of dividends by the Bank, as well as by us to our shareholders.

Under the regulations of the GDBF, dividends may not be declared out of the retained earnings of a state bank without first obtaining the written permission of the GDBF, unless such bank meets all the following requirements:

(a) total classified assets as of the most recent examination of the bank do not exceed 80% of equity capital (as defined by regulation);
(b) the aggregate amount of dividends declared or anticipated to be declared in the calendar year does not exceed 50% of the net profits after taxes but before dividends for the previous calendar year; and
(c) the ratio of equity capital to adjusted assets is not less than 6%.

The payment of dividends by Fidelity and the Bank may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending upon the financial condition of the bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The FDIC has issued a policy statement providing that insured banks should generally only pay dividends out of current operating earnings. In addition to the formal statutes and regulations, regulatory authorities consider the adequacy of each of the Bank's total capital in relation to its assets, deposits and other such items. Capital adequacy considerations could further limit the availability of dividends to the Bank. At December 31, 2007, regulatory authority available from the Bank to pay dividends in 2008 without prior approval from regulatory authorities totaled approximately $4.2 million. For 2007, our declared cash dividend payout to common stockholders was $3.4 million. Dividends for 2008 will be reviewed quarterly, with the declared and paid dividend consistent with current earnings, capital requirements, and forecasts of future earnings.

Capital Adequacy

The Federal Reserve and the FDIC have implemented substantially identical risk-based rules for assessing bank and bank holding company capital adequacy. These regulations establish minimum capital standards in relation to assets and off-balance sheet exposures as adjusted for credit risk. Banks and bank holding companies are required to have (1) a minimum level of Total Capital (as defined) to risk-weighted assets of eight percent (8%); and (2) a minimum Tier 1 Capital (as defined) to risk-weighted assets of four percent (4%). In addition, the Federal Reserve and the FDIC have established a minimum three percent (3%) leverage ratio of Tier 1 Capital to quarterly average total assets for the most highly-rated banks and bank holding companies. "Tier 1 Capital" generally consists of common equity excluding unrecognized gains and losses on available for sale securities, plus minority interests in equity accounts of consolidated subsidiaries and certain perpetual preferred stock less certain intangibles. The Federal Reserve and the FDIC will require a bank holding company and a bank, respectively, to maintain a leverage ratio greater than four percent (4%) if either is experiencing or anticipating significant growth or is operating with less than well-diversified risks in the opinion of the Federal Reserve. The Federal Reserve and the FDIC use the leverage ratio in tandem with the risk-based ratio to assess the capital adequacy of banks and bank holding companies. The FDIC and the Federal Reserve consider interest rate risk in the overall determination of a bank's capital ratio, requiring banks with greater interest rate risk to maintain adequate capital for the risk.

In addition, Section 38 of the Federal Deposit Insurance Act implemented the prompt corrective action provisions that Congress enacted as a part of the Federal Deposit Insurance Corporation Improvement Act of 1991 (the "1991 Act"). The "prompt corrective action" provisions set forth five regulatory zones in which all banks are placed largely based on their capital positions. Regulators are permitted to take increasingly harsh action as a bank's financial condition declines. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank's capital leverage ratio reaches 2%. Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser amounts of capital.

The FDIC has adopted regulations implementing the prompt corrective action provisions of the 1991 Act, which place financial institutions in the following five categories based upon capitalization ratios: (1) a "well capitalized" institution has a Total risk-based capital ratio of at least 10%, a Tier 1 risk-based ratio of at least 6% and a leverage ratio of at least 5%; (2) an "adequately capitalized" institution has a Total risk-based capital ratio of at least 8%, a Tier 1 risk-based ratio of at least 4% and a leverage ratio of at least 4%; (3) an "undercapitalized" institution has a Total risk-based capital ratio of under 8%, a Tier 1 risk-based ratio of under 4% or a leverage ratio of under 4%; (4) a "significantly undercapitalized" institution has a Total risk-based capital ratio of under 6%, a Tier 1 risk-based ratio of under 3% or a leverage ratio of under 3%; and (5) a "critically undercapitalized" institution has a leverage ratio of 2% or less. Institutions in any of the three undercapitalized categories would be prohibited from declaring dividends or making capital distributions. The FDIC regulations also establish procedures for "downgrading" an institution to a lower capital category based on supervisory factors other than capital.

To continue to conduct its business as currently conducted, the Company and the Bank will need to maintain capital well above the minimum levels. As of December 31, 2007 and 2006, the most recent notifications from the FDIC categorized the Bank as "well capitalized" under current regulations.

Internal Control Reporting

The 1991 Act also imposes substantial auditing and reporting requirements and increases the role of independent accountants and outside directors of banks.

Commercial Real Estate

In December, 2006 the federal banking agencies, including the FDIC, issued a final guidance on concentrations in commercial real estate lending, noting that recent increases in banks' commercial real estate concentrations could create safety and soundness concerns in the event of a significant economic downturn. The guidance mandates certain minimal risk management practices and categorizes banks with defined levels of such concentrations as banks that may warrant elevated examiner scrutiny. The Bank's real estate portfolio exceeds one of the guidelines. Although management believes that our credit processes and procedures meet the risk management standards dictated by this guidance, regulatory authorities could effectively limit increases in the real estate concentrations in the Bank's loan portfolios and require additional credit administration and management costs associated with the portfolios.

Loans

Inter-agency guidelines adopted by federal bank regulators mandate that financial institutions establish real estate lending policies with maximum allowable real estate loan-to-value limits, subject to an allowable amount of non-conforming loans as a percentage of capital. The Bank adopted the federal guidelines in 2001.

Transactions with Affiliates

Under federal law, all transactions between and among a state nonmember bank and its affiliates, which include holding companies, are subject to Sections 23A and 23B of the Federal Reserve Act and Regulation W promulgated thereunder. Generally, these requirements limit these transactions to a percentage of the bank's capital and require all of them to be on terms at least as favorable to the bank as transactions with non-affiliates. In addition, a bank may not lend to any affiliate engaged in non-banking activities not permissible for a bank holding company or acquire shares of any affiliate that is not a subsidiary. The FDIC is authorized to impose additional restrictions on transactions with affiliates if necessary to protect the safety and soundness of a bank. The regulations also set forth various reporting requirements relating to transactions with affiliates.

Financial Privacy

In accordance with the GLB Act, federal banking regulators adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain person information to a nonaffiliated third party. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Anti-Money Laundering Initiatives and the USA Patriot Act

A major focus of governmental policy on financial institutions in recent years has been aimed at combating terrorist financing. This has generally been accomplished by amending existing anti-money laundering laws and regulations. The USA Patriot Act of 2001 (the "USA Patriot Act") has imposed significant new compliance and due diligence obligations, creating new crimes and penalties. The United States Treasury Department has issued a number of implementing regulations that apply to various requirements of the USA Patriot Act to us and the Bank. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Failure of a financial institution to maintain and implement adequate programs to combat terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Competition

The banking business is highly competitive. The Bank competes for traditional bank business with numerous other commercial banks and thrift institutions in Fulton, DeKalb, Cobb, Clayton, Gwinnett, Rockdale, Coweta and Barrow counties, Georgia, the Bank's primary market area other than for residential construction and development loans, SBA loans, residential mortgages, and indirect automobile loans. The Bank also competes for loans with insurance companies, regulated small loan companies, credit unions, and certain governmental agencies. The Bank competes with independent brokerage and investment companies, as well as state and national banks and their affiliates and other financial companies. Many of the companies with whom the Bank competes have greater financial resources.

The indirect automobile financing and mortgage banking industries are also highly competitive. In the indirect automobile financing industry, the Bank competes with specialty consumer finance companies, including automobile manufacturers' captive finance companies, in addition to other financial institutions. The residential mortgage banking business competes with independent mortgage banking companies, state and national banks and their subsidiaries, as well as thrift institutions and insurance companies.

Employees and Executive Officers

As of December 31, 2007, we had 406 full-time equivalent employees. We are not a party to any collective bargaining agreement. We believe that our employee relations are good. We afford our employees a variety of competitive benefit programs including a retirement plan and group health, life and other insurance programs. We also support training and educational programs designed to ensure that employees have the types and levels of skills needed to perform at their best in their current positions and to help them prepare for positions of increased responsibility.

Executive Officers of the Registrant

The Company's executive officers, their ages, their positions with the Company at March 6, 2008, and the period during which they have served as executive officers, are as follows:

Name	Age	Since	Position
James B. Miller, Jr.	67	1979	Chairman of the Board and Chief Executive Officer of Fidelity since 1979; President of Fidelity from 1979 to April 2006; Chairman of Fidelity Bank since 1998; President of Fidelity Bank from 1977 to 1997, and from December 2003 through September 2004; and Chief Executive Officer of Fidelity Bank from 1977 to 1997 and from December 2003 until present. A director of Fidelity Bank since 1976. Chairman of LionMark Insurance Company, a wholly owned subsidiary, since November 2004. Chairman of Fidelity National Capital, Inc., a wholly owned subsidiary of Fidelity, from 1992 to 2005 (closed 2005). Chairman of Berlin American Companies, a group of family real estate companies, from 2003 until present. Chairman of Prescott Automotive LLC, a new and used car dealer, from 2006 until present. Chairman of Trinity Apex, a real estate business, from 2006 until present. A director of Interface, Inc., a carpet and fabric manufacturing company, since 2000, and of American Software, Inc., a software development company, since 2002.
H. Palmer Proctor, Jr.	40	1996	President of Fidelity since April 2006; Senior Vice President of Fidelity from January 2006 through April 2006; Vice President of Fidelity from 1996 through January 2006; Director and President of Fidelity Bank since October 2004 and Senior Vice President of Fidelity Bank from 1996 through September 2004. Director and Secretary/Treasurer of LionMark Insurance Company, a wholly owned subsidiary, since November 2004. A director of Fidelity National Capital, Inc., a wholly owned subsidiary of Fidelity, from 2003 to 2005 (closed in 2005).
B. Rodrick Marlow	65	1997	Principal Accounting Officer of Fidelity and Chief Financial Officer of Fidelity and Fidelity Bank since June 2006; Controller of Fidelity and Fidelity Bank from 1997 through May 2006.

David Buchanan	50	1995	Vice President of Fidelity since 1999; Executive Vice President of Fidelity Bank since October 2004; and Senior Vice President of Fidelity Bank from 1995 through September 2004. President of LionMark Insurance Company, a wholly owned subsidiary, since November 2004.

Available Information

We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet web site that contains reports, proxy and information statements, and other information regarding issuers, including Fidelity, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

We also make available free of charge on or through our Internet web site (http://www.lionbank.com) our Annual Report to Shareholders, our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our current reports on Form 8-K and if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Item 1A. ***Risk Factors***

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may adversely impact our business operations. If any of the following risks occur, our business, financial condition, operating results, and cash flows could be materially adversely affected.

Risks Related to our Business

A significant portion of the Bank's loan portfolio is secured by real estate loans in the Atlanta, Georgia, metropolitan area and in eastern and northern Florida markets, and a continued downturn in real estate market values in those areas may adversely affect our business.

Currently, our lending and other businesses are concentrated in the Atlanta, Georgia, metropolitan area and eastern and northern Florida. As of December 31, 2007, real estate mortgage, construction and commercial real estate loans, accounted for 40.6% of our total loan portfolio. Therefore, conditions in these markets will strongly affect the level of our nonperforming loans and our results of operations and financial condition. Real estate values and the demand for commercial and residential mortgages and construction loans are affected by, among other things, changes in general and local economic conditions, changes in governmental regulation, monetary and fiscal policies, interest rates and weather. The residential real estate markets in Atlanta and Jacksonville continue to experience a slowdown in sales and continued pricing declines. Continued declines in our real estate markets could adversely affect the demand for new real estate loans, and the value and liquidity of the collateral securing our existing loans. Adverse changes in our markets could also reduce our growth rate, impair our ability to collect loans, and generally affect our financial condition and results of operations.

Fluctuations in interest rates could reduce our profitability and affect the value of our assets.

Like other financial institutions, our earnings and cash flows are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. We expect that we will periodically experience imbalances in the interest rate sensitivities of our assets and liabilities and the relationships of various interest rates to each other. Over any defined period of time, our interest-earning assets may be more sensitive to changes in market interest rates than our interest-bearing liabilities, or vice versa. In addition, the individual market interest rates underlying our loan and deposit products (e.g., prime versus competitive market deposit rates) may not change to the same degree over a given time period. In any event, if market interest rates should move contrary to our position, our earnings may be negatively affected. Also, the volume of nonperforming assets will negatively impact average yields if and as it increases. In addition, loan volume and quality and deposit volume and mix can be affected by market interest rates. Changes in levels of market interest rates, including the current declining rate environment, could materially adversely affect our net interest spread, asset quality, origination volume and overall profitability.

From June 2004 through June 2006, the Federal Reserve increased its target for the Federal funds rate 17 times, from 1.00% to 5.25%. This targeted Federal funds rate remained constant until September 2007 when the Federal Reserve began lowering the target, reducing the Federal funds rate to 4.25% by the end of 2007. While these short-term market interest rates (which we use as a guide to price our deposits) increased during most of this period, longer-term market interest rates have not. The average difference between the 10 year constant maturity treasury note and the targeted Federal funds rate decreased from 1.04% to negative .23% to negative .37% for the years 2005, 2006 and 2007, respectively. This "flattening" of the market yield curve and heavy competition for deposit accounts had a negative impact on our interest rate spread and net interest margin during 2007. If short-term interest rates continue to decline, and if rates on many of our deposits and borrowings continue to reprice downward slower than the rates on many of our loans, we would experience further compression of our interest rate spread and net interest margin, which would have a negative impact on our profitability. Income could also be adversely affected if the interest rates paid on deposits and other borrowings increase quicker than the interest rates received on loans and other investments during periods of rising interest rates.

We principally manage interest rate risk by managing our volume and the mix of our earning assets and funding liabilities. In a changing interest rate environment, we may not be able to manage this risk effectively. If we are unable to manage interest rate risk effectively, our business, financial condition, and results of operations could be materially harmed.

Changes in the level of interest rates also may negatively affect our ability to originate construction, commercial and residential real estate loans, the value of our assets, and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings.

Construction and land development loans are subject to unique risks that could adversely affect earnings.

Our construction and land development loan portfolio was $286 million at December 31, 2007, comprising 19.7% of total loans. Construction and land development loans are often riskier than home equity loans or residential mortgage loans to individuals. During general economic slowdowns, like the one we are currently experiencing, these loans represent higher risk due to slower sales and reduced cash flow that could impact the borrowers' ability to repay on a timely basis. In addition, regulations and regulatory policies affecting banks and financial services companies undergo continuous change and we cannot predict when changes will occur or the ultimate effect of any changes. Since the latter part of 2006, there has been continued regulatory focus on construction, development and commercial real estate lending. Changes in the federal policies applicable to construction, development or commercial real estate loans make us subject to substantial limitations with respect to making such loans, increase the costs of making such loans, and require us to have a greater amount of capital to support this kind of lending, all of which could have a material adverse effect on our profitability or financial condition.

The allowance for loan losses may be insufficient.

The Bank maintains an allowance for loan losses, which is established and maintained through provisions charged to operations. Such provisions are based on management's evaluation of the loan portfolio, including loan portfolio concentrations, current economic conditions, the economic outlook, past loan loss experience, adequacy of underlying collateral, and such other factors which, in management's judgment, deserve consideration in estimating loan losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires management to make significant estimates of current credit risks and trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors may require an increase in the allowance for loan losses. In addition, bank regulatory agencies periodically review the Bank's allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. In addition, if charge-offs in future periods exceed the estimated charge-offs utilized in determining the sufficiency of the allowance for loan losses, we will need additional provisions to increase the allowance. Any increases in the allowance for loan losses will result in a decrease in net income and, possibly, regulatory capital, and may have a material adverse effect on our financial condition and results of operations. See "Allowance for Loan Losses" in Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations" located elsewhere in this report for further discussion related to our process for determining the appropriate level of the allowance for loan losses.

We operate in a highly competitive industry and market area.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and have more financial resources. Such competitors primarily include national, regional, and community banks within the markets in which we operate. Additionally, various out-of-state banks continue to enter the market area in which we currently operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies, and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes, and continued consolidation. Banks, securities firms, and insurance companies can merge under the umbrella of a financial holding company, which can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. Many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services, as well as better pricing for those products and services.

Our ability to compete successfully depends on a number of factors, including, among other things:

- the ability to develop, maintain and build upon long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;
- the ability to expand our market position;

- the scope, relevance and pricing of products and services offered to meet customer needs and demands;
- the rate at which we introduce new products and services relative to our competitors;
- customer satisfaction with our level of service; and
- industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Our profitability depends significantly on economic conditions in the Atlanta metropolitan area.

Our success depends primarily on the general economic conditions of the Atlanta metropolitan area and the specific local markets in which we operate. Unlike larger national or regional banks that are more geographically diversified, the Bank provides banking and financial services to customers primarily in the Atlanta metropolitan areas including Fulton, Dekalb, Cobb, Clayton, Gwinnett, Rockdale, Coweta and Barrow counties. The local economic conditions in these areas have a significant impact on the demand for our products and services as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources. A significant decline in general economic conditions, caused by a significant economic slowdown, recession, inflation, acts of terrorism, outbreak of hostilities, or other international or domestic occurrences, unemployment, changes in securities markets, or other factors could impact these local economic conditions and, in turn, have a material adverse effect on our financial condition and results of operations.

The Bank may be unable to maintain and service relationships with automobile dealers and the Bank is subject to their willingness and ability to provide high quality indirect automobile loans.

The Bank's indirect automobile lending operation depends in large part upon the ability to maintain and service relationships with automobile dealers, the strength of new and used automobile sales, the loan rate and other incentives offered by other purchasers of indirect automobile loans or by the automobile manufacturers and their captive finance companies, and the continuing ability of the consumer to qualify for and make payments on high quality automobile loans. There can be no assurance the Bank will be successful in maintaining such dealer relationships or increasing the number of dealers with which the Bank does business, or that the existing dealer base will continue to generate a volume of finance contracts comparable to the volume historically generated by such dealers.

We are subject to consumer and debtor protection laws.

We are subject to numerous Federal and state consumer protection laws that impose requirements related to offering and extending credit. Federal and state governmental authorities may enact new laws and amend existing laws to regulate further the consumer credit industry or to reduce finance charges or other fees or charges that can be applicable to consumer loan accounts. Such laws, as well as any new regulations or rulings that may be adopted, may adversely affect our ability to collect on account balances or maintain existing levels of fees and charges with respect to the accounts. Any failure by us to comply with such legal requirements also could adversely affect our ability to collect the full amount of the account balances. Changes in Federal and state bankruptcy and debtor relief laws could adversely affect our results of operations and financial condition if such changes result in, among other things, additional administrative expenses and accounts being written off as uncollectible.

We are subject to extensive governmental regulation.

As discussed previously, we are subject to extensive supervision and regulation by Federal and state governmental agencies, including the FRB, the GDBF and the FDIC. Future legislation, regulations, and government policy could adversely affect the Company and the financial institution industry as a whole, including the cost of doing business. Although the impact of such legislation, regulations, and policies cannot be predicted, future changes may alter the structure of, and competitive relationships among, financial institutions and the cost of doing business.

Our growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by Federal regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate our capital resources will satisfy our capital requirements for the foreseeable future. We may at some point, however, need to raise additional capital to support our growth. If we raise capital through the issuance of additional shares of our common stock or other securities, it would dilute the ownership interest of our current shareholders and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current shareholders, which may adversely impact our current shareholders.

Our ability to raise additional capital, if needed, will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot assure that we will have the ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth or acquisitions could be materially impaired.

The building of market share through our branching strategy could cause our expenses to increase faster than revenues.

We intend to continue to build market share in the greater Atlanta metropolitan area through our branching strategy. While we have no commitments to branch during 2008, there are branch locations under consideration and others may become available. There are considerable costs involved in opening branches and new branches generally require a period of time to generate sufficient revenues to offset their costs, especially in areas in which we do not have an established presence.

Accordingly, any new branch can be expected to negatively impact our earnings for some period of time until the branch reaches certain economies of scale. Our expenses could be further increased if we encounter delays in the opening of new branches. Finally, we have no assurance that new branches will be successful, even after they have been established.

Our controls and procedures may fail or be circumvented.

Management regularly reviews and updates our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations, and financial condition.

We may not be able to attract and retain skilled people.

Our success depends, in large part, on our ability to attract and retain key people. Competition for the best people in most activities that we engage in can be intense and we may not be able to hire people or to retain them. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business because of their skills, knowledge of our market, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan, and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

We are subject to claims and litigation.

From time to time, customers and others make claims and take legal action pertaining to the Company's performance of our responsibilities. Whether customer claims and legal action related to the Company's performance of our responsibilities are founded or unfounded, or if such claims and legal actions are not resolved in a manner favorable to the Company, they may result in significant financial liability and/or adversely affect the market perception of the Company and our products and services, as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Risks Related to our Common Stock

Our stock price can be volatile.

Stock price volatility may make it more difficult for shareholders to resell common stock when they want and at prices they find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

- news reports relating to trends, concerns and other issues in the financial services industry;
- actual or anticipated variations in quarterly results of operations;
- recommendations by securities analysts;
- operating and stock price performance of other companies that investors deem comparable to us;
- perceptions in the marketplace regarding the Company and/or our competitors;
- new technology used, or services offered, by competitors;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or our competitors;
- failure to integrate acquisitions or realize anticipated benefits from acquisitions;
- changes in government laws and regulation; and
- geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors, and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease, regardless of operating results.

Our common stock trading volume is less than that of other larger financial services companies.

Although our common stock is listed for trading on the NASDAQ Global Select Market, the trading volume in our common stock is less than that of larger financial services companies. A public trading market having the desired characteristics of depth, liquidity, and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the lower trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall.

An investment in our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund, or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this "Risk Factors" section and elsewhere in this Report. As a result, if you acquire our common stock, you may lose some or all of your investment.

Risks Associated with our Industry

The earnings of financial services companies are significantly affected by general business and economic conditions.

Our operations and profitability are impacted by general business and economic conditions in the United States and abroad. These conditions include recession, short-term and long-term interest rates, inflation, money supply, political issues, legislative and regulatory changes, fluctuations in both debt and equity capital markets, broad trends in industry and finance, and the strength of the U.S. economy and the local economies in which we operate, all of which are beyond our control. A deterioration in economic conditions could result in an increase in loan delinquencies and non-performing assets, decreases in loan collateral values and a decrease in demand for our products and services, among other things, any of which could have a material adverse impact on our financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports, and other financial information. We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Item 1B. ***Unresolved Staff Comments***

None

Item 2. ***Properties***

Our principal executive offices consist of 19,175 square feet of leased space in Atlanta, Georgia. Our support operations are principally conducted from 65,897 square feet of leased space located at 3 Corporate Square, Atlanta, Georgia. The Bank has 23 branch offices located in Fulton, Dekalb, Cobb, Clayton, Gwinnett, Rockdale, Coweta and Barrow counties, Georgia, and a branch in Jacksonville, Duval county, Florida, of which 14 are owned and 10 are leased. The Company leases a SBA loan production office in Covington, Georgia, and an off-site storage space in Atlanta, Georgia.

Item 3. ***Legal Proceedings***

We are a party to claims and lawsuits arising in the course of normal business activities. Although the ultimate outcome of all claims and lawsuits outstanding as of December 31, 2007, cannot be ascertained at this time, it is the opinion of management that these matters, when resolved, will not have a material adverse effect on our results of operations or financial condition.

Item 4. ***Submission of Matters to a Vote of Security Holders***

No matters were submitted to a vote of security holders during the fourth quarter of 2007.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our market information and number of shareholders of record is incorporated by reference to the information that is contained under the caption "Market Price – Common Stock" included in our Annual Report to Shareholders, for year ended December 31, 2007, a copy of which is filed as Exhibit 13 to this Form 10-K.

Dividends

We have declared and paid the following dividends per common share in the past two fiscal years:

	Dividend	
	2007	**2006**
Fourth Quarter	**.09**	.08
Third Quarter	**.09**	.08
Second Quarter	**.09**	.08
First Quarter	**.09**	.08

See Note 12 to the consolidated financial statements in Item 8 for a discussion of the restrictions on our ability to pay dividends.

Share Repurchases

Fidelity did not repurchase any securities during the fourth quarter of 2007.

Sale of Unregistered Securities

Fidelity has not sold any unregistered securities in the past three years.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table presents information as of December 31, 2007, with respect to shares of common stock of Fidelity that may be issued under equity compensation plans. The equity compensation plans of Fidelity consist of the Stock Option Plans and the 401(k) tax qualified savings plan.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Shareholders[1]...	178,905	$18.10	673,333
Equity Compensation Plans Not Approved by Shareholders[2]........................	N/A	N/A	N/A
Total..	178,905	$18.10	673,333

(1) 1997 Stock Option Plan and 2006 Equity Incentive Plan
(2) Excludes shares issued under the 401(k) Plan.

Shareholder Return Performance Graph

The following graph compares the percentage change in the cumulative five-year shareholder return on Fidelity's Common Stock (traded on the NASDAQ National Market under the symbol "LION") with the cumulative total return on the NASDAQ Composite Index, and the SNL NASDAQ Bank Index.

The graph assumes that the value invested in the Common Stock of Fidelity and in each of the two indices was $100 on December 31, 2002, and all dividends were reinvested.



Total Return Performance
Fidelity Southern Corporation
NASDAQ Composite
SNL Bank NASDAQ Index
Index Value
225
200
175
150
125
100
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

Index	Period Ending December 31, 2002	2003	2004	2005	2006	2007
Fidelity Southern Corporation	$100.00	$125.69	$197.26	$188.91	$199.83	$102.53
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL NASDAQ Bank Index	100.00	129.08	147.94	143.43	161.02	126.42

Item 6. ***Selected Financial Data***

The following table contains selected consolidated financial data. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes included in this report.

SELECTED FINANCIAL DATA

	Years Ended December 31,				
	2007	2006	2005	2004	2003(1)
	(Dollars in thousands except per share data)				
Interest income	$113,462	$ 97,804	$ 74,016	$ 59,609	$ 56,718
Interest expense	66,682	54,275	34,684	23,961	23,838
Net interest income	46,780	43,529	39,332	35,648	32,880
Provision for loan losses	8,500	3,600	2,900	4,800	4,750
Noninterest income, including securities gains	17,911	15,699	14,339	14,641	13,756
Securities gains, net	2	–	32	384	331
Noninterest expense	47,203	40,568	35,001	34,070	36,791
Income from continuing operations	6,634	10,374	10,326	7,632	3,753
Income from discontinued operations	–	–	–	–	78
Net income	6,634	10,374	10,326	7,632	3,831
Dividends declared – common	3,357	2,964	2,567	1,799	1,774
Per Share Data:					
Income from continuing operations:					
Basic earnings	$.71	$ 1.12	$ 1.13	$ .85	$ .42
Diluted earnings	.71	1.12	1.12	.84	.42
Net income:					
Basic earnings	.71	1.12	1.13	.85	.43
Diluted earnings	.71	1.12	1.12	.84	.43
Book value	10.67	10.19	9.39	8.64	8.01
Dividends declared	.36	.32	.28	.20	.20
Dividend payout ratio	50.61%	28.57%	24.86%	23.56%	47.27%
Average common shares outstanding	9,330,932	9,268,132	9,176,771	9,003,626	8,865,059
Profitability Ratios:					
Return on average assets	.41%	.70%	.79%	.66%	.36%
Return on average shareholders' equity	6.84	11.67	12.59	10.29	5.29
Net interest margin	3.04	3.10	3.17	3.22	3.35
Efficiency ratio	72.97	68.49	65.21	67.75	78.89
Asset Quality Ratios:					
Net charge-offs to average loans	.45%	.19%	.23%	.29%	.54%
Allowance to period-end loans	1.17	1.05	1.15	1.27	1.25
Nonperforming assets to total loans, OREO and repos	1.64	.40	.25	.29	.49
Allowance to nonperforming loans, OREO and repos	.67x	2.52x	4.50x	5.53x	3.14x
Liquidity Ratios:					
Total loans to total deposits	103.30%	100.18%	100.51%	97.93%	93.81%
Loans to total deposits	98.77	95.98	97.79	94.57	89.61
Average total loans to average earning assets	90.34	88.36	86.58	82.85	84.26
Capital Ratios:					
Leverage	7.93%	8.07%	8.64%	8.74%	9.03%
Risk-based capital					
Tier 1	8.43	8.54	9.60	9.88	10.33
Total	11.54	10.37	11.97	11.91	12.74
Average equity to average assets	5.93	5.99	6.29	6.38	6.86
Balance Sheet Data (At End of Period):					
Assets	$1,686,484	$1,649,179	$1,405,703	$1,223,717	$1,091,919
Earning assets	1,597,855	1,562,736	1,342,335	1,170,535	1,043,543
Total loans	1,452,013	1,389,024	1,129,777	995,289	833,029
Total deposits	1,405,625	1,386,541	1,124,013	1,016,377	887,979
Long-term debt	92,527	83,908	94,908	70,598	80,925
Shareholders' equity	99,963	94,647	86,739	78,809	71,126
Daily Average:					
Assets, net of discontinued operations	$1,635,520	$1,483,384	$1,304,090	$1,162,651	$1,034,527
Earning assets	1,553,603	1,415,105	1,247,480	1,114,141	986,485
Total loans	1,403,462	1,250,386	1,080,025	923,103	831,243
Total deposits	1,377,503	1,223,428	1,072,695	969,815	865,182
Long-term debt	90,366	94,111	81,817	80,205	46,906
Shareholders' equity	97,059	88,866	82,002	74,137	70,967

(1) In 2002, we sold our credit card line of business, including all of its credit card accounts and outstanding balances. We serviced the credit card portfolio on a fee basis until May 15, 2003, at which time the servicing was transferred to the purchaser's servicing systems. Substantially all operations and activities related to the credit card business ceased by June 30, 2003. In accordance with accounting principles generally accepted in the United States, the earnings of the credit card business are shown separately for 2003 as Income from discontinued operations.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

CONSOLIDATED FINANCIAL REVIEW

The following management discussion and analysis addresses important factors affecting the results of operations and financial condition of FSC and its subsidiaries for the periods indicated. The consolidated financial statements and accompanying notes should be read in conjunction with this review.

Business Overview

FSC is a bank holding company headquartered in Atlanta, Georgia, and is the parent company of its wholly owned subsidiaries, Fidelity Bank ("the Bank"), LionMark Insurance Company ("LIC"), and five subsidiaries formed to issue trust preferred securities. With $1,686 million in assets, the Bank provides an array of personal and electronic financial services including traditional deposit, lending, mortgage, and international trade services to our commercial and retail customers. Internet banking, including on-line bill pay and Internet cash management services are available to individuals and businesses, respectively. We offer remote item capture deposit services to our commercial customers. Brokerage, credit card, trust, and merchant processing services and products are provided through partnering arrangements with third parties. The Bank currently conducts full-service banking and residential mortgage lending businesses through 23 locations in the metropolitan Atlanta area, a branch in Jacksonville, Florida, and on the Internet at www.lionbank.com. The Bank conducts indirect automobile lending (the purchase of consumer automobile installment sales contracts from automobile dealers) and SBA lending throughout the Southeast. Residential mortgage lending and residential construction lending are conducted through certain of the Bank's Atlanta offices and from the office in Jacksonville, Florida. LIC provides consumer credit related insurance products to the Bank's customers through our Atlanta, Georgia, office.

Our profitability, as with most financial institutions, is significantly dependent upon net interest income, which is the difference between interest received on interest-earning assets, such as loans and securities, and the interest paid on interest-bearing liabilities, principally deposits and borrowings. During a period of economic slow down the lack of interest income from nonperforming assets and an additional provision for loan losses can greatly reduce our profitability. Results of operations are also affected by noninterest income, such as service charges on deposit accounts and fees on other services, income from indirect automobile and SBA lending activities, mortgage banking, brokerage activities, and bank owned life insurance; as well as noninterest expenses such as salaries and employee benefits, occupancy, furniture and equipment, professional and other services, and other expenses, including income taxes.

Economic conditions, competition, and the monetary and fiscal policies of the Federal government significantly affect financial institutions. Poor performance of subprime loans initiated the credit crisis that began in the summer of 2007, followed by substantial declines in residential home sales and prices and the slowing of the national economy. By the end of 2007, the credit turmoil migrated to consumer lending, as demonstrated by the increase in credit card delinquencies and automobile repossessions in all regions of the U.S., including our southeast markets. Our lending activities and the total of our nonperforming assets are significantly influenced by the local economic environments in Atlanta and Jacksonville. Our net interest margin is affected by prevailing interest rates, nonperforming assets and competition among financial institutions for loans and deposits. In 2007, short term interest rates were steady until the end of the third quarter, when the Federal Reserve began to lower rates in response to a weakening economy.

The Bank's franchise spans eight counties in the metropolitan Atlanta market and has an initial branch office in Jacksonville, Florida. Atlanta's economy continues to be negatively impacted by the weak real estate market. Management expects the economy to continue to deteriorate through at least the second quarter of 2008 which will create a challenge for earnings for the year. On the other hand, market turmoil and disruptions will provide opportunities to attract new customer relationships, talented and experienced bankers and superior office locations. We plan to pursue these opportunities on a selective basis.

During 2007, we grew the core bank, while focusing on the future by continuing marketing and lending initiatives that are anticipated to contribute to our longer-term value through increasing the Bank's transaction deposit base and increasing noninterest income. We define our core banking business as that of providing quality financial products, services, and delivery systems at the community banking level to both consumers and small to medium sized businesses.

We continued our initiative to grow shareholder value by increasing personal and business transaction accounts to expand current customer relationships, add new customers, and increase the number and volume of lower cost transaction account deposits. In 2007, we strengthened our retail banking staff, opened new branches in Newnan and Winder, Georgia and converted our loan production office to a full service branch in Jacksonville, Florida, and continued market studies to identify other potential branch sites. Our Totally Free business and personal checking account program, launched in 2006, continued to grow. In part, as a result of this initiative, the number of transaction and savings accounts increased 10.39% at December 31, 2007, compared to December 31, 2006, and the average balance of transaction accounts increased by approximately 16.16% for the same period.

Our overall focus is on building shareholder value. Our mission is "to continue growth, improve earnings and increase shareholder value; to treat customers, employees, community and shareholders according to the Golden Rule; and to operate within a culture of strong internal controls." The strong focus in 2008 will be on credit quality, expense controls, conservation of capital and modest quality loan growth. Fidelity Bank is Atlanta's Community Bank. We are about building relationships with a locally oriented, community based focus. The Bank provides a broad array of sophisticated products delivered with quality personal service.

Critical Accounting Policies

Our accounting and reporting policies are in accordance with U.S. generally accepted accounting principles and conform to general practices within the financial services industry. Our financial position and results of operations are affected by management's application of accounting policies, including estimates, assumptions, and judgments made to arrive at the carrying value of assets and liabilities and amounts reported for revenues, expenses, and related disclosures. Different assumptions in the application of these policies, or conditions significantly different from certain assumptions, could result in material changes in our consolidated financial position or consolidated results of operations. The more critical accounting and reporting policies include those related to the allowance for loan losses, the capitalization of excess servicing assets and their amortization, loan related revenue recognition, and income taxes. Our accounting policies are fundamental to understanding our consolidated financial position and consolidated results of operations. Our significant accounting policies are discussed in detail in Note 1 in the "Notes to Consolidated Financial Statements." Significant accounting policies have been periodically discussed and reviewed with and approved by the Audit Committee of the Board of Directors and the Board of Directors.

The following is a summary of our significant accounting policies that are highly dependent on estimates, assumptions, and judgments.

Allowance for Loan Losses

The allowance for loan losses is established and maintained through provisions charged to operations. Such provisions are based on management's evaluation of the loan portfolio, including loan portfolio concentrations, current economic conditions, the economic outlook, past loan loss experience, adequacy of underlying collateral, and such other factors which, in management's judgment, deserve consideration in estimating loan losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

A formal review of the allowance for loan losses is prepared at least quarterly to assess the probable credit risk inherent in the loan portfolio, including concentrations, and to determine the adequacy of the allowance for loan losses. For purposes of the monthly management review, the consumer loan portfolio is separated by loan type and each loan type is treated as a homogeneous pool. In accordance with the Interagency Policy Statement on the Allowance for Loan and Lease Losses, the level of allowance required for each loan type is determined based upon current trends in charge-off rates for each loan type, adjusted for changes in these pools, which includes current information on the payment performance of each loan type. The level of allowance required for each loan type is determined in part based upon historical charge-off experience. Every commercial, commercial real estate, SBA, and construction loan is assigned a risk rating using established credit policy guidelines. A loss allocation factor is determined for each significant loan category based on historical charge-off experience, current trends, the economic outlook, and other factors. All nonperforming commercial, commercial real estate, SBA, and construction loans and loans deemed to have greater than normal risk characteristics are reviewed monthly by Credit Review to determine the level of additional allocation, if any, for loan losses required to be specifically assigned to these loans. The amounts so determined are then added to or subtracted from the previously allocated allowance by category to determine the required allowance for commercial, commercial real estate, SBA, residential real estate, consumer, and construction loans.

Capitalized Servicing Assets and Liabilities

The majority of our indirect automobile loan pools and certain SBA loans are sold with servicing retained. When the contractually specific servicing fees on loans sold servicing retained exceed the estimated costs to service those loans, a capitalized servicing asset is recognized. When the estimated costs to service loans exceed the contractually specific servicing fees on loans sold servicing retained, a capitalized servicing liability is recognized. Servicing assets and servicing liabilities are amortized over the expected lives of the serviced loans utilizing the interest method. Management makes certain estimates and assumptions related to costs to service varying types of loans and pools of loans, the projected lives of loans and pools of loans sold servicing retained, and discount factors used in calculating the present values of servicing fees projected to be received.

No less frequently than quarterly, management reviews the status of all loans and pools of loans sold with related capitalized servicing assets to determine if there is any impairment to those assets due to such factors as earlier than estimated repayments or significant prepayments. Any impairment identified in these assets will result in reductions in their carrying values and a corresponding reduction in operating revenues.

Loan Related Revenue Recognition

Loans are reported at principal amounts outstanding net of deferred fees and costs. Interest income and ancillary fees from loans are a primary source of revenue. Interest income is recognized in a manner that results in a level yield on principal amounts outstanding. Rate related loan fee income, loan origination, and commitment fees, and certain direct origination costs are deferred and amortized as an adjustment of the yield over the contractual lives of the related loans, taking into consideration assumed prepayments. The accrual of interest is discontinued when, in management's judgment, it is determined that the collectibility of interest or principal is doubtful.

For commercial, SBA, construction, and real estate loans, the accrual of interest is discontinued and the loan categorized as nonaccrual when, in management's opinion, due to deterioration in the financial position or operations of the borrower, the full repayment of principal and interest is not expected, or principal or interest has been in default for a period of 90 days or more, unless the obligation is both well secured and in the process of collection. Commercial, SBA, construction, and real estate secured loans may be returned to accrual status when management expects to collect all principal and interest and the loan has been brought current. Interest received on well collateralized nonaccrual loans is recognized on the cash basis. If the commercial, SBA, construction or real estate secured loan is not well collateralized, payments are applied to reduce principal.

Consumer loans are placed on nonaccrual upon becoming 90 days past due or sooner if, in the opinion of management, the full repayment of principal and interest is not expected. On consumer loans, any payment received on a loan on which the accrual of interest has been suspended is applied to reduce principal.

When a loan is placed on nonaccrual, interest accrued during the current accounting period is reversed and interest accrued in prior periods, if significant, is charged off and adjustments to principal are made if the collateral related to the loan is deficient.

Income Taxes

We file consolidated Federal income tax returns, as well as tax returns in several states. Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are recovered or settled. Deferred tax assets are reviewed annually to assess the probability of realization of benefits in future periods or whether valuation allowances are appropriate. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The calculation of the income tax provision is complex and requires the use of judgments and estimates in its determination.

Off-Balance Sheet Arrangements

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers, and to reduce our own exposure to fluctuations in interest rates. These financial instruments, which include commitments to extend credit and letters of credit, involve to varying degrees elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of these instruments reflect the extent of involvement we have in particular classes of financial instruments.

Our exposure to credit loss, in the event of nonperformance by customers for commitments to extend credit and letters of credit, is represented by the contractual or notional amount of those instruments. We use the same credit policies in making commitments and conditional obligations as we do for recorded loans. Loan commitments and other off-balance sheet exposures are evaluated by Credit Review quarterly and reserves are provided for risk as deemed appropriate.

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the agreement. Substantially all of our commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. We minimize our exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures. Thus, we will deny funding a commitment if the borrower's financial condition deteriorates during the commitment period, such that the customer no longer meets the pre-established conditions of lending. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby and import letters of credit are commitments issued by us to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans or lines of credit to customers. We hold collateral supporting those commitments as deemed necessary.

Financial Overview

The credit crisis of 2007 had a major impact on the Atlanta and Florida economies, particularly in the residential construction and development markets. Many builders have suffered financially due to the decreasing home prices, lack of demand for houses and the over supply of houses and residential lots. Additionally, the credit crisis has also affected the consumer as delinquencies and foreclosures increased throughout the second half of 2007. These are the primary reasons that, when compared to 2006, our net charge-offs increased 168% to $6.2 million during 2007 and our provision for loan losses increased 136% to $8.5 million. Our allowance for loan losses as a percentage of loans outstanding increased to 1.17% at December 31, 2007, from 1.05% at the end of 2006.

Since our inception, we have pursued managed profitable growth through internal expansion built on providing quality financial services in selected market areas. During 2007, loan growth slowed compared to prior years due in part to the slowing economy and also to management's decision to reduce the Company's exposure in the real estate construction market. The loan portfolio is well diversified among consumer, business, and real estate.

Net income for 2007 was $6.6 million compared to $10.4 million in 2006. Net income per basic and diluted share was $.71 for 2007 compared to $1.12 in 2006. Key factors impacting our financial condition and results of operations for 2007 are summarized below:

- Total assets increased $37.3 million or 2.26% to $1,686 million at the end of 2007 compared to $1,649 million at year end 2006. This increase was primarily due to the 4.53% increase in total loans, partially offset by decreases in Federal funds sold, investment securities and cash.
- Total number of transaction accounts increased 6.6% through our deposit acquisition program.
- Net interest income increased $3.3 million or 7.47% over 2006 to $46.8 million as the growth in volume exceeded the negative impact of a declining net interest margin and resulted in greater net interest income. The net interest margin declined six basis points in 2007 to 3.04% from 3.10% in 2006, resulting from a 47 basis point increase in the cost of funds outpacing the 41 basis point increase in the yield on earning assets.
- The provision for loan losses for 2007 was $8.5 million compared to $3.6 million in 2006. Net charge-offs for 2007 were .45% of average loans outstanding compared to .19% for 2006. The allowance for loan losses was 1.17% of outstanding loans and provided a coverage ratio of 113% of nonperforming loans.

The year ended December 31, 2007, was a year in which we experienced moderate growth in loans and deposits, and faced challenges in managing through the impact of a declining economy on our credit exposure, resulting in a significant increase in the provision for loan losses because of increasing charge-offs and deteriorating credit trends. Management continues to be diligent in its loan review process and aggressive in dealing with nonperforming assets.

Results of Operations

2007 Compared to 2006

Net Income

Our net income for the year ended December 31, 2007, was $6.6 million or $.71 basic and fully diluted earnings per share. Net income for the year ended December 31, 2006, was $10.4 million or $1.12 basic and fully diluted earnings per share.

The $3.7 million decrease in net income in 2007 compared to 2006 was primarily due to a $4.9 million increase in the provision for loan losses as a result on increased charge-offs and nonperforming assets and a $6.6 million increase in noninterest expense, offset in part by a $3.3 million increase in net interest income and a $2.2 million increase in noninterest income. Net interest income increased during 2007 compared to 2006 as the growth in volume exceeded the negative impact of a modest decline in the net interest margin and resulted in greater net interest income. The average balance of interest-earning assets increased $138.5 million, resulting in an increase in interest income, offset in part by a 6 basis point decline in the net interest margin. Noninterest income increased by $2.2 million or 14.1% to $17.9 million in 2007 compared to 2006, primarily due to an increase in revenues from indirect lending activities of $1.3 million, an increase in revenues from service charges on deposit accounts of $600,000, in part as a result of growth in the numbers of accounts serviced, as well as an increase in SBA lending activities of $300,000. Noninterest expense increased $6.6 million or 16.36% in 2007 compared to 2006 primarily due to increases in salaries and employee benefits and other operating expenses.

Net Interest Income/Margin

Taxable-equivalent net interest income was $47.3 million in 2007 compared to $43.8 million in 2006, an increase of $3.5 million or 7.9%. Average interest-earning assets increased in 2007 to $1,554 million, a 9.8% increase when compared to 2006. Average interest-bearing liabilities increased to $1,394 million, a 10.9% increase. The net interest rate margin decreased by six basis points to 3.04% in 2007 when compared to 2006.

Interest income increased $15.7 million or 16.0% to $113.5 million during 2007 compared with 2006 as a result of the net growth of $138.5 million or 9.8% in average interest-earning assets and a 41 basis point increase in the yield on interest-earning assets. The average balance of loans outstanding in 2007 increased $153.1 million or 12.2% to $1,483 million when compared to 2006. The yield on average loans outstanding increased 39 basis points to 7.57% when compared to 2006, in large part due to increasing yields on the consumer loan portfolio, consisting primarily of indirect automobile loans. Offsetting this growth was an $11.8 million decrease in average investment securities balances, as principal payments on mortgage backed securities were utilized in part to fund higher yielding loan growth.

Interest expense in 2007 increased $12.4 million or 22.9% to $66.7 million as a result of a $137.5 million or 11.0% growth in average interest-bearing liability balances, coupled with a 47 basis point increase in the cost of interest-bearing liabilities due to increasing prevailing interest rates and aggressive competition for funds from other financial institutions as the Bank grew deposits to fund our loan growth. Average total interest-bearing deposits increased $151.2 million or 13.8% to $1,247 million during 2007 compared to 2006, while average borrowings increased $13.7 million or 9.3% to $146.9 million. The increase in average total interest-bearing deposits was primarily due to marketing programs initiated to provide funding for loan growth, including special deposit programs offered as part of the grand openings of new branches and a direct mail advertising program to increase transaction account balances and increase the total balances of multiple relationship customers.

The cost of funds for subordinated debt decreased from 9.33% for 2006 to 9.08% in 2007 primarily as a result of the addition of $20 million in trust preferred securities which have a five year fixed rate of 6.62% then convert to a floating rate at 140 basis points over three month LIBOR.

Average Balances, Interest and Yields

	For the Years Ended December 31,								
	2007			2006			2005		
	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
					(Dollars in thousands)				
ASSETS									
Interest-Earning Assets:									
Loans, net of unearned income[(1)(2)]									
Taxable	$1,390,625	$105,222	7.57%	$1,239,437	$88,884	7.17%	$1,073,127	$65,778	6.13%
Tax-exempt[(3)]	12,837	1,052	8.20	10,949	871	7.95	6,898	484	7.02
Total loans	1,403,462	106,274	7.57	1,250,386	89,755	7.18	1,080,025	66,262	6.14
Investment securities									
Taxable	137,370	6,964	5.07	155,955	7,893	5.03	156,917	7,557	4.82
Tax-exempt[(4)]	6,782	420	6.19	–	–	–	–	–	–
Total Investment securities	144,152	7,384	5.12	155,955	7,893	5.03	156,917	7,557	4.82
Interest-bearing deposits	1,134	58	5.08	1,484	74	5.00	1,033	32	3.12
Federal funds sold	4,855	243	5.01	7,280	360	4.94	9,505	315	3.31
Total interest-earning assets	1,553,603	113,959	7.34	1,415,105	98,082	6.93	1,247,480	74,166	5.95
Noninterest-Earning Assets:									
Cash and due from banks	23,383			22,411			21,775		
Allowance for loan losses	(14,644)			(13,133)			(12,913)		
Premises and equipment	18,875			15,516			13,539		
Other real estate owned	2,918			80			528		
Other assets	51,385			43,405			33,681		
Total assets	$1,635,520			$1,483,384			$1,304,090		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-Bearing Liabilities:									
Demand deposits	$ 293,336	10,243	3.49	$ 234,871	6,561	2.79	$ 225,138	4,044	1.80
Savings deposits	203,529	8,881	4.36	177,505	7,328	4.13	153,700	4,575	2.98
Time deposits	749,803	38,778	5.17	683,074	31,462	4.61	576,326	19,329	3.35
Total interest-bearing deposits	1,246,668	57,902	4.64	1,095,450	45,351	4.14	955,164	27,948	2.93
Federal funds purchased	10,310	548	5.31	12,171	637	5.23	6,340	223	3.51
Securities sold under agreements to repurchase	21,674	657	3.03	28,954	928	3.21	28,695	716	2.50
Other short-term borrowings	24,516	1,111	4.54	25,337	1,058	4.17	24,648	654	2.65
Subordinated debt	54,478	4,945	9.08	46,908	4,378	9.33	44,790	3,814	8.52
Long-term debt	35,888	1,519	4.23	47,203	1,923	4.07	37,027	1,329	3.59
Total interest-bearing liabilities	1,393,534	66,682	4.79	1,256,023	54,275	4.32	1,096,664	34,684	3.16
Noninterest-Bearing Liabilities and Shareholders' Equity:									
Demand deposits	130,835			127,978			117,531		
Other liabilities	14,092			10,517			7,893		
Shareholders' equity	97,059			88,866			82,002		
Total liabilities and shareholders' equity	$1,635,520			$1,483,384			$1,304,090		
Net interest income/spread		$ 47,277	2.55		$43,807	2.61		$39,482	2.79
Net interest rate margin			3.04			3.10			3.17

(1) Fee income relating to loans is included in interest income.
(2) Nonaccrual loans are included in average balances and income on such loans, if recognized, is recognized on a cash basis.
(3) Interest income includes the effects of taxable-equivalent adjustments of $350,000, $278,000, and $150,000, for each of the three years ended December 31, 2007, 2006, and 2005, respectively, using a combined tax rate of 35%.
(4) Interest income includes the effects of taxable-equivalent adjustments of $147,000 for 2007.

Rate/Volume Analysis

	2007 Compared to 2006 Variance Attributed to[1]			2006 Compared to 2005 Variance Attributed to[1]		
	Volume	Rate	Net Change	Volume	Rate	Net Change
	(Dollars in thousands)					
Net Loans:						
Taxable	$11,241	$5,097	$16,338	$11,023	$12,083	$23,106
Tax-exempt[2]	153	28	181	316	71	387
Investment Securities:						
Taxable	(987)	58	(929)	(40)	376	336
Tax exempt[2]	416	4	420	–	–	–
Federal funds sold	(122)	5	(117)	(87)	132	45
Interest-bearing deposits	(17)	1	(16)	18	24	42
Total interest-earning assets	$10,684	$5,193	$15,877	$11,230	$12,686	$23,916
Interest-Bearing Deposits:						
Demand	$ 1,832	$1,850	$ 3,682	$ 183	$ 2,334	$ 2,517
Savings	1,121	432	1,553	789	1,964	2,753
Time	3,255	4,061	7,316	4,012	8,121	12,133
Total interest-bearing deposits	6,208	6,343	12,551	4,984	12,419	17,403
Federal funds purchased	(99)	10	(89)	270	144	414
Securities sold under agreements to repurchase	(222)	(49)	(271)	7	205	212
Other short-term borrowings	(37)	90	53	19	385	404
Subordinated debt	689	(122)	567	186	378	564
Long-term debt	(478)	74	(404)	399	195	594
Total interest-bearing liabilities	$ 6,061	$6,346	$12,407	$ 5,865	$13,726	$19,591

(1) The change in interest due to both rate and volume has been allocated to the components in proportion to the relationship of the dollar amounts of the change in each.
(2) Reflects fully taxable equivalent adjustments using a combined tax rate of 35%.

Provision for Loan Losses

Management's policy is to maintain the allowance for loan losses at a level sufficient to absorb probable losses inherent in the loan portfolio. The allowance is increased by the provision for loan losses and decreased by charge-offs, net of recoveries.

The provision for loan losses was $8.5 million in 2007, $3.6 million in 2006 and $2.9 million in 2005. Net charge-offs were $6.2 million in 2007 compared to $2.3 million in 2006 and $2.4 million in 2005. The increase in the provision in 2007 compared to 2006 was primarily due to charge-offs and charge-downs on indirect automobile and residential construction loans due to deteriorating credit quality. Although we do not have a direct exposure to the subprime market, residential construction and development credit issues first surfacing with the subprime mortgage problems migrated to consumer loans, including our indirect automobile loan portfolio, during the second half of 2007. The metropolitan Atlanta construction market in general and new home sales in particular suffered significantly during 2007. As housing and the economy is not expected to begin to recover in the first half of 2008, with some improvement beginning in the second half of 2008 at the earliest, we expect our provision for loan losses to increase during 2008.

The allowance for loan losses as a percentage of loans outstanding at the end of 2007, 2006, and 2005 was 1.17%, 1.05% and 1.15%, respectively. The allowance for loan losses as a percentage of loans has increased in 2007 in response to the housing downturn and its negative impact on consumer loans, resulting in declining credit quality and increased charge-offs. Adversely classified assets to total assets increased from 1.94% at the end of 2006 to 2.89% at the end of 2007.

For additional information on asset quality, refer to the discussions regarding loans, credit quality, nonperforming assets, and the allowance for loan losses.

Analysis of the Allowance for Loan Losses

	December 31,				
	2007	**2006**	**2005**	**2004**	**2003**
	(Dollars in thousands)				
Balance at beginning of year	**$13,944**	$12,643	$12,174	$ 9,920	$9,404
Charge-offs:					
Commercial, financial and agricultural	**200**	1	385	384	1,398
SBA	**–**	67	–	–	–
Real estate-construction	**1,934**	–	–	–	–
Real estate-mortgage	**82**	5	160	454	305
Consumer installment	**5,301**	3,616	2,890	2,770	3,145
Total charge-offs	**7,517**	3,689	3,435	3,608	4,848
Recoveries:					
Commercial, financial and agricultural	**257**	505	284	456	82
SBA	**–**	145	–	–	–
Real estate-construction	**190**	–	–	–	–
Real estate-mortgage	**78**	7	41	66	41
Consumer installment	**836**	733	679	540	491
Total recoveries	**1,361**	1,390	1,004	1,062	614
Net charge-offs	**6,156**	2,299	2,431	2,546	4,234
Provision for loan losses	**8,500**	3,600	2,900	4,800	4,750
Balance at end of year	**$16,288**	$13,944	$12,643	$12,174	$9,920
Allowance for loan losses as a percentage of loans	**1.17%**	1.05%	1.15%	1.27%	1.25%
Ratio of net charge-offs during period to average loans outstanding, net	**.45**	.19	.23	.29	.54

The commercial loan recoveries noted in the above table primarily relate to loans charged off in years before 2006.

Consumer installment loan net charge-offs of $4.5 million increased 54.8% over charge-offs of $2.9 million in 2006. The majority of consumer installment loan charge-offs were related to indirect automobile loan repossessions and liquidations.

Real estate construction loan net charge-offs were $1.7 million in 2007 compared to no charge-offs in 2006. These charge-offs were related to a few residential construction builders and were attributed to the slow down in housing construction and sales. We believe we have aggressively identified and proactively addressed the problems in our residential construction portfolio and will continue to closely monitor the activity and trends in the residential housing construction portfolio as well as the rest of the loan portfolio.

Noninterest Income

Noninterest income for 2007 was $17.9 million compared to $15.7 million in 2006, a 14.1% increase. This increase was primarily due to an increase in revenues from indirect lending, an increase in revenues from service charges on deposit accounts and increased revenue from SBA lending activities, as described below.

Income from indirect lending activities for 2007, which includes both net gains from the sales of indirect automobile loans and servicing and ancillary loan fees on loans sold, increased $1.3 million or 30.3% to $5.4 million compared to $4.1 million for 2006. The increase was due primarily to increased ancillary loan servicing fees on both portfolio loans and on loans sold servicing retained and increased gains resulting from loan sales. Indirect automobile loans serviced for others totaled $282 million and $247 million at December 31, 2007 and

2006, respectively, an increase of $35 million or 14.2%. This reflects an increase in the number and volume of indirect automobile loans sold with servicing retained, resulting in an increase in the volume of loans serviced during 2007 when compared to 2006. In 2007, indirect automobile loan production was $565.8 million and increased $49.8 million or 9.65% when compared to 2006. There were sales of $176 million of indirect automobile loans in 2007 with $156 million sold servicing retained, compared to sales of $123 million in 2006. Income from indirect automobile lending activities is an important source of noninterest revenue and is heavily driven by investor purchases at favorable volume and pricing, movements in interest rates, competitive pricing, and current loan production, which varies with significant changes in automobile sales and manufacturers' marketing packages in our markets. Due to the slow down in the economy experienced in the second half of 2007, which is expected to continue at least through the first half of 2008, management does not expect the trend of significantly increasing revenues from indirect lending activities to continue in 2008.

Service charges on deposit accounts increased $583,000 or 13.9% and other fees and charges increased $230,000 or 14.0%, primarily due to the growing number of transaction accounts resulting from the transaction account acquisition program initiated in early 2006 and continuing through 2007 to attract lower-costing deposits generating service charges and fees. These revenues are expected to continue to increase during 2008.

Income from SBA lending activities for 2007, which includes gains from the sale of SBA loans and ancillary fees on loans sold with servicing retained, totaled $2.4 million compared to $2.1 million for 2006, due to the continued expansion of the SBA lending business resulting in an increased volume of gains on sales, coupled with a growing servicing portfolio generating increased servicing and ancillary fees. Loans sold increased from $30.6 million in 2006 to $40.0 million in 2007 and increased sales volume is anticipated in 2008.

Noninterest Expense

Noninterest expense during 2007 increased $6.6 million or 16.4% to $47.2 million when compared to 2006, due primarily to increases in salaries and employee benefits and other operating expenses as the result of hiring new lenders and our branch network expansion. We also experienced increases in operating expenses as a result of increases in the volume of accounts serviced and the expensing of our proportional share of Visa litigation indemnification obligations because of our Visa membership.

Salaries and employee benefits increased $3.5 million or 15.7% to $25.8 million in 2007 compared to 2006. The increase was primarily attributable to the addition of seasoned loan production and branch operations staff, including SBA, indirect automobile and commercial lenders to increase lending volume, and staff for the three new branches added in 2007. The number of full-time equivalent employees at December 31, 2007, was 406 compared to 374 full-time equivalent employees at December 31, 2006. We expect salaries and employee benefits expenses to increase on a moderate basis.

Other operating expenses increased $2.0 million or 39.3% to $7.0 million in 2007 when compared to 2006. The increase was primarily related to hiring costs, business development costs, and costs in numerous expense areas due to branch network expansion, production growth, account volume growth and account activity increases related to both loans and deposits. In addition, the Company recorded a charge of $567,000 pretax for its proportional share of a settlement of the Visa litigation with American Express, a reserve for the lawsuit between Visa and Discover Financial Services, and the incremental liability for certain other Visa litigation under our indemnification obligation as a Visa member bank. Visa has a planned public offering for the first quarter of 2008. The value of Fidelity's proportionate shares of the Visa stock, based on current estimates, is expected to more than offset the above charges.

Provision for Income Taxes

The provision for income taxes for 2007, 2006, and 2005 was $2.4 million, $4.7 million, and $5.4 million, respectively, with effective tax rates of 26.2%, 31.1%, and 34.5%, respectively. The decline in the effective tax rate during 2007 was due to decreased income resulting in a lower aggregate tax rate and increases in tax advantaged general obligation bonds and tax advantaged loans.

2006 Compared to 2005

Net Income

Our net income for the year ended December 31, 2006, was $10.4 million or $1.12 basic and fully diluted earnings per share, respectively. Net income for the year ended December 31, 2005, was $10.3 million or $1.13 basic and $1.12 fully diluted earnings per share.

The $48,000 increase in net income in 2006 compared to 2005 was largely attributable to increases in net interest income and noninterest income, offset in large part by the planned advertising and promotion costs associated with our transaction acquisition program which began in January 2006 and other increases in costs primarily driven by our Strategic Plan, which included accelerating our focus on strengthening our sales force and culture to increase both quality loan production and transaction deposit growth. Net interest income increased during 2006 compared to 2005 as the growth in volume exceeded the negative impact of a declining net interest margin and resulted in greater net interest income. The average balance of interest-earning assets increased $168 million, resulting in an increase in interest income, offset in part by a seven basis point decline in the net interest margin. Noninterest income increased by $1.4 million or 9.5% to $15.7 million in 2006 compared to 2005 primarily due to the expansion of the SBA lending business, generating an increase in revenues from those lending activities of $1.6 million, offset in part by declines in revenues from mortgage banking activities. Noninterest expense increased $5.6 million or 15.9% in 2006 compared to 2005 primarily due to increases in salaries and employee benefits, advertising and promotion expenses and other operating expenses.

Net Interest Income/Margin

Taxable-equivalent net interest income was $43.8 million in 2006 compared to $39.5 million in 2005, an increase of $4.3 million or 11.0%. Average interest-earning assets increased in 2006 to $1,415 million, a 13.4% increase when compared to 2005. Average interest-bearing liabilities increased to $1,256 million, a 14.5% increase. The net interest rate margin decreased by seven basis points to 3.10% in 2006 when compared to 2005.

Interest income increased $23.8 million or 32.1% to $97.8 million during 2006 compared with 2005 as a result of the net growth of $168 million or 13.4% in average interest-earning assets and a 98 basis point increase in the yield on interest-earning assets. Average interest-earning assets in 2006 grew in all loan categories, as average loan balances grew $170 million. Offsetting this growth was a $1 million decrease in average investment securities balances, as principal payments on mortgage backed securities were utilized to fund higher yielding loan growth. The 98 basis point increase in the yield on interest-earning assets resulted primarily from increases in market rates of interest.

Interest expense in 2006 increased $19.6 million or 56.5% to $54.3 million as a result of a $159 million or 14.5% growth in average interest-bearing liability balances, coupled with a 116 basis point increase in the cost of interest-bearing liabilities due to increasing prevailing interest rates, and aggressive competition for funds from other financial institutions as the Bank grew deposits to fund significant loan growth. Average total interest-bearing deposits increased $140 million or 14.7% to $1,095 million during 2006 compared to 2005, while average borrowings increased $19.1 million or 13.5% to $161 million. The increase in average total interest-bearing deposits was primarily due to advertised premium yield programs initiated to provide funding for loan growth, including special deposit programs offered as part of the grand openings of the two branches and a direct mail advertising program to increase transaction account balances and increase the total balances of multiple relationship customers.

Noninterest Income

Noninterest income for 2006 was $15.7 million compared to $14.3 million in 2005, a 9.5% increase. This increase was primarily due to a $1.6 million increase in fee income from the expanded SBA lending business, offset in part by a $570,000 decline in revenue from mortgage banking activities.

Service charges on deposit accounts increased $148,000 or 3.6% and other fees and charges increased $150,000 or 10.1%, primarily due to the growth in transaction accounts resulting from our deposit acquisition program.

Income from SBA lending activities for 2006 totaled $2.1 million compared to $559,000 for 2005, primarily due to a significant expansion of the SBA lending business as a result of the hiring of seasoned lenders in various southeast markets, and the increase in SBA loan production.

Income from indirect lending activities for 2006 increased $141,000 or 3.5% to $4.1 million compared to $4.0 million for 2005. This small increase was due to increased servicing fee income and ancillary loan fees, largely offset by a decline in gains on sales due to a reduced volume of loans sold and the adverse effect of rising interest rates. Indirect automobile loans serviced for others totaled $247 million and $246 million at December 31, 2006 and 2005, respectively, an increase of $1 million or .4%. In 2006, indirect automobile loan production was $516 million and increased $63 million or 13.9% when compared to 2005 production due in part to the hiring of several seasoned indirect automobile loan buyers in Tennessee and Florida during 2006. There were sales of $123 million of indirect automobile loans in 2006 compared to sales of $135 million in 2005.

Revenue from mortgage banking activities in 2006 totaled $676,000 compared to $1.2 million in 2005, a decline of $570,000 or 45.7% due in part to a general decline in the mortgage origination business.

Noninterest Expense

Noninterest expense during 2006 increased $5.6 million or 15.9% to $40.6 million when compared to 2005, due primarily to increases in salaries and employee benefits, advertising and promotional and other operating expenses as we expanded our market presence through two new locations, expanded advertising and hired additional proven lenders and retail bankers to accelerate growth. Other expense categories increased moderately, primarily due to expansion and growth.

Salaries and employee benefits increased $3.1 million or 16.4% to $22.3 million in 2006 compared to 2005 due in large part to the addition of seasoned loan production and branch operations staff, significantly expanding the SBA lending department and the opening of the two branches during 2006. In addition, we increased the number of indirect automobile lenders and, to some extent, added support personnel. The number of full-time equivalent employees at December 31, 2006, was 374 compared to 356 full-time equivalent employees at December 31, 2005.

Advertising and promotion expenses increased $1.1 million or 432.8% to $1.3 million in 2006 when compared to 2005. During January 2006, the Bank initiated a deposit acquisition program. This program has generated significant numbers of new accounts and new relationships and substantially increased deposit balances.

Other operating expenses increased $858,000 or 20.4% to $5.1 million in 2006 when compared to 2005. The increase was primarily due to business development, hiring costs, bank security costs, costs related to growing volumes of accounts and related transaction activity, and amortization expense related to the investment in Georgia low income housing tax credits, for which there was no comparable expense in 2005.

Financial Condition

We manage our assets and liabilities to maximize long-term earnings opportunities while maintaining the integrity of our financial position and the quality of earnings. To accomplish this objective, management strives for efficient management of interest rate risk and liquidity needs. The primary objectives of interest-sensitivity management are to minimize the effect of interest rate changes on the net interest margin and to manage the exposure to risk while maintaining net interest income at acceptable levels. Liquidity is provided by our attempt to carefully structure our balance sheet and through unsecured and secured lines of credit with other financial institutions, the Federal Home Loan Bank of Atlanta (the "FHLB"), and the Federal Reserve Bank of Atlanta (the "FRB").

The Asset/Liability Management Committee ("ALCO") meets regularly to, among other things, review our interest rate sensitivity positions and our balance sheet mix, review our product offerings and pricing, including rates, fees and charges, monitor our funding needs and sources, and assess our current and projected liquidity.

Market Risk

Our primary market risk exposures are interest rate risk and credit risk and, to a lesser extent, liquidity risk. We have little or no risk related to trading accounts, commodities, or foreign exchange.

Interest rate risk, which encompasses price risk, is the exposure of a banking organization's financial condition and earnings ability to withstand adverse movements in interest rates. Accepting this risk can be an important source of profitability and shareholder value; however, excessive levels of interest rate risk can pose a significant threat to assets, earnings, and capital. Accordingly, effective risk management that maintains interest rate risk at prudent levels is essential to our success.

ALCO, which includes senior management representatives, monitors and considers methods of managing the rate and sensitivity repricing characteristics of the balance sheet components consistent with maintaining acceptable levels of changes in portfolio values and net interest income with changes in interest rates. The primary purposes of ALCO are to manage our interest rate risk consistent with earnings and liquidity, to effectively invest our capital, and to preserve the value created by our core business operations. Our exposure to interest rate risk compared to established tolerances is reviewed on at least a quarterly basis by our Board of Directors.

Evaluating a financial institution's exposure to changes in interest rates includes assessing both the adequacy of the management process used to control interest rate risk and the organization's quantitative levels of exposure. When assessing the interest rate risk management process, we seek to ensure that appropriate policies, procedures, management information systems, and internal controls are in place to maintain interest rate risk at prudent levels with consistency and continuity. Evaluating the quantitative level of interest rate risk exposure requires us to assess the existing and potential future effects of changes in interest rates on our consolidated financial condition, including capital adequacy, earnings, liquidity, and, where appropriate, asset quality.

Interest rate sensitivity analysis, referred to as Equity at Risk, is used to measure our interest rate risk by computing estimated changes in earnings and in the net present value of our cash flows from assets, liabilities, and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net present value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 200 basis point increase or decrease in market interest rates.

We utilize a statistical research firm specializing in the banking industry to provide various quarterly analyses and special analyses, as requested, related to our current and projected financial performance, including rate shock analyses. Data sources for this and other analyses include quarterly FDIC Call Reports and the Federal Reserve Y-9C, management assumptions, industry norms and financial markets data. For purposes of evaluating rate shock, rate change induced sensitivity tables are used in determining the timing and volume of repayment, prepayment, and early withdrawals.

Earnings and fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Assumptions have been made as to appropriate discount rates, prepayment speeds, expected cash flows, and other variables. Changes in assumptions significantly affect the estimates and, as such, the derived earnings and fair value may not be indicative of the negotiable value in an actual sale or comparable to that reported by other financial institutions. In addition, the fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business. The tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates. Our policy states that a negative change in net present value (equity at risk) as a result of an immediate and sustained 200 basis point increase or decrease in interest rates should not exceed the lesser of 2% of total assets or 15% of total regulatory capital. It also states that a similar increase or decrease in interest rates should not negatively impact net interest income or net income by more than 5% or 15%, respectively.

The following schedule reflects an analysis of our assumed market value risk and earnings risk inherent in our interest rate sensitive instruments related to immediate and sustained interest rate variances of 200 basis points, both above and below current levels (rate shock analysis). It also reflects the estimated effects on net interest income and net income over a one-year period and the estimated effects on net present value of our assets, liabilities, and off-balance sheet items as a result of an immediate and sustained increase or decrease of 200 basis points in market rates of interest as of December 31, 2007 and 2006 (dollars in thousands):

Rate Shock Analysis

	December 31, 2007		December 31, 2006	
Market Rates of Interest	**+200 Basis Points**	**-200 Basis Points**	**+200 Basis Points**	**-200 Basis Points**
Change in net present value	$(2,783)	$(329)	$(2,547)	$(1,699)
Change as a percent of total assets	(.17)%	(.02)%	(.15)%	(.10)%
Change as a percent of regulatory equity	(1.53)%	(.18)%	(1.63)%	(1.09)%
Percent change in net interest income	(.60)%	(.28)%	.63%	(1.37)%
Percent change in net income	(2.76)%	(1.30)%	1.38%	(3.00)%

The rate shock analysis at December 31, 2007, indicated that the effects of an immediate and sustained increase or decrease of 200 basis points in market rates of interest would fall well within policy parameters and approved tolerances for equity at risk, net interest income and net income.

We have historically been asset sensitive to six months, however, we have been liability sensitive from six months to one year, largely mitigating the potential negative impact on net interest income and net income over a full year from a sudden and sustained decrease in interest rates. Likewise, historically the potential positive impact on net interest income and net income of a sudden and sustained increase in interest rates is reduced over a one-year period as a result of our liability sensitivity in the six-month to one-year time frame.

As discussed, the negative impact of an immediate and sustained 200 basis point increase in market rates of interest on the net present value (equity at risk) was well within established tolerances at December 31, 2007, and was significantly less than that at December 31, 2006, primarily because of the reduced sensitivity in our transactional deposits. Also, the negative impact of an immediate and sustained 200 basis point decrease in market rates of interest on net interest income and net income was well within established tolerances and reflected a decrease in interest rate sensitivity at December 31, 2007, compared to year-end 2006. We follow FDIC guidelines for non-maturity deposits such as interest-bearing transaction and savings accounts in the interest rate sensitivity (gap) analysis; therefore, this analysis does not reflect the full impact of rapidly rising or falling market rates of interest on these accounts compared to the results of the rate shock analysis presented.

Rate shock analysis provides only a limited, point in time view of interest rate sensitivity. The gap analysis also does not reflect factors such as the magnitude (versus the timing) of future interest rate changes and asset prepayments. The actual impact of interest rate changes upon earnings and net present value may differ from that implied by any static rate shock or gap measurement. In addition, net interest income and net present value under various future interest rate scenarios are affected by multiple other factors not embodied in a static rate shock or gap analysis, including competition, changes in the shape of the Treasury yield curve, divergent movement among various interest rate indices, and the speed with which interest rates change.

Interest Rate Sensitivity

The major elements used to manage interest rate risk include the mix of fixed and variable rate assets and liabilities and the maturity and repricing patterns of these assets and liabilities. It is our policy not to invest in derivatives. We perform a quarterly review of assets and liabilities that reprice and the time bands within which the repricing occurs. Balances generally are reported in the time band that corresponds to the instrument's next repricing date or contractual maturity, whichever occurs first. However, fixed rate indirect automobile loans, mortgage backed securities, and residential mortgage loans are primarily included based on scheduled payments with a prepayment factor incorporated. Through such analyses, we monitor and manage our interest sensitivity gap to minimize the negative effects of changing interest rates.

The interest rate sensitivity structure within our balance sheet at December 31, 2007, indicated a cumulative net interest sensitivity liability gap of 10.30% when projecting out one year. In the near term, defined as 90 days, there was a cumulative net interest sensitivity asset gap of 5.43% at December 31, 2007. When projecting forward six months, there was a net interest sensitivity liability gap of 2.68%. This information represents a general indication of repricing characteristics over time; however, the sensitivity of certain deposit products may vary during extreme swings in the interest rate cycle (see "Market Risk"). Since all interest rates and yields do not adjust at the same velocity, the interest rate sensitivity gap is only a general indicator of the potential effects of interest rate changes on net interest income. Our policy states that the cumulative gap at six months and one year should generally not exceed 15% and 10%, respectively. Our cumulative gap at one year slightly exceeds the 10% threshold established for this measure primarily due to the flat yield curve and management's expectation of falling interest rates in 2008. We have positioned our average time deposit maturities in the six month to one year range based on the above, resulting in an increase in our liability sensitivity and positioning ourselves to take advantage of flat to falling interest rates. The interest rate shock analysis is generally considered to be a better indicator of interest rate risk and it reflects this increase in liability sensitivity.

The following table illustrates our interest rate sensitivity gap at December 31, 2007, as well as the cumulative position at December 31, 2007. All amounts are categorized by their actual maturity or repricing date with the exception of non-maturity deposit accounts. As a result of prior experience during periods of rate volatility and management's estimate of future rate sensitivities, we allocate the non-maturity deposit accounts noted below, based on the estimated duration of those deposits (dollars in thousands):

Interest Rate Sensitivity Analysis

	Repricing Within								
	0-30 Days	31-60 Days	61-90 Days	91-120 Days	121-150 Days	151-180 Days	181-365 Days	Over One Year	Total
Interest-Earning Assets:									
Investment securities	$ 1,562	$ 1,548	$ 1,486	$ 7,280	$ 1,692	$ 1,767	$ 12,594	$ 109,949	$ 137,878
Loans	496,484	44,002	33,721	31,581	30,908	31,444	192,909	527,309	1,388,358
Loans held-for-sale	25,413	24,000	5,000	5,000	4,242	–	–	–	63,655
Federal funds sold	6,605	–	–	–	–	–	–	–	6,605
Due from banks – interest-earning	1,357	–	–	–	–	–	–	–	1,357
Total interest-earning assets	531,421	69,550	40,207	43,861	36,842	33,211	205,503	637,258	1,597,853
Interest-Bearing Liabilities:									
Demand deposit accounts	7,896	6,580	5,922	5,790	5,659	5,527	32,899	61,324	131,597
Savings and NOW accounts	214,655	4,770	2,385	2,385	2,385	2,385	14,310	114,485	357,760
Money market accounts	69,100	5,758	2,879	2,879	2,879	2,879	17,275	69,100	172,749
Time deposits >$100,000	21,124	22,460	40,470	31,076	24,779	13,499	100,575	31,514	285,497
Time deposits <$100,000	23,667	25,213	37,633	57,381	40,829	43,053	125,270	104,976	458,022
Long-term debt	–	–	–	–	–	–	25,000	67,527	92,527
Short-term borrowings	48,954	15,000	–	–	–	–	12,000	–	75,954
Total interest-bearing liabilities	385,396	79,781	89,289	99,511	76,531	67,343	327,329	448,926	1,574,106
Interest sensitivity gap	$146,025	$ (10,231)	$ (49,082)	$ (55,650)	$ (39,689)	$(34,132)	$(121,826)	$188,332	$ 23,747
Cumulative gap at 12/31/07	$146,025	$135,794	$86,712	$ 31,062	$ (8,627)	$(42,759)	$(164,585)	$ 23,747	
Ratio of cumulative gap to total interest-earning assets at 12/31/07	9.14%	8.50%	5.43%	1.94%	(.54)%	(2.68)%	(10.30)%	1.49%	
Ratio of interest sensitive assets to interest sensitive liabilities at 12/31/07	137.89%	87.18%	45.03%	44.08%	48.14%	49.32%	62.78%	141.95%	

Liquidity

Market and public confidence in our financial strength and that of financial institutions in general will largely determine the access to appropriate levels of liquidity. This confidence is significantly dependent on our ability to maintain sound credit quality and the ability to maintain appropriate levels of capital resources.

Liquidity is defined as the ability to meet anticipated customer demands for funds under credit commitments and deposit withdrawals at a reasonable cost and on a timely basis. Management measures the liquidity position by giving consideration to both on-balance sheet and off-balance sheet sources of and demands for funds on a daily and weekly basis.

Sources of liquidity include cash and cash equivalents, net of Federal requirements to maintain reserves against deposit liabilities; investment securities eligible for sale or pledging to secure borrowings from dealers and customers pursuant to securities sold under agreements to repurchase ("repurchase agreements"); loan repayments; loan sales; deposits and certain interest-sensitive deposits; brokered deposits; a collateralized contingent line of credit at the FRB Discount Window; a collateralized line of credit from the FHLB; and, borrowings under unsecured overnight Federal funds lines available from correspondent banks. The principal demands for liquidity are new loans, anticipated fundings under credit commitments to customers, and deposit withdrawals.

Maintaining appropriate levels of capital is an important factor in determining the availability of critical sources of liquidity. Providers of liquidity could terminate or suspend liquidity availability or require additional or higher quality collateral in the event of a capital adequacy issue. At December 31, 2007, capital ratios exceeded the Federal regulatory levels required for a well-capitalized institution. The capital of the Bank also exceeded the levels required by the GDBF.

Management seeks to maintain a stable net liquidity position while optimizing operating results, as reflected in net interest income, the net yield on earning assets, and the cost of interest-bearing liabilities in particular. ALCO meets regularly to review the current and projected net liquidity positions and to review actions taken by management to achieve this liquidity objective. Levels of total liquidity, short-term liquidity, and short-term liquidity sources will be important in 2008 based on projected core loan growth and projected SBA and indirect automobile loan production and sales, with SBA loans held-for-sale balances, indirect automobile loans held-for-sale balances, and individual loans and pools of loans sold anticipated to increase from time to time during the year.

The consolidated statements of cash flows included in the accompanying consolidated financial statements present certain information about cash flows from operating, investing, and financing activities. While the statements present the periods' net cash flows from lending and deposit activities, they do not reflect certain important aspects of our liquidity described above, including (i) anticipated liquidity requirements under new and outstanding credit commitments to customers, (ii) intra-period volatility of deposits, particularly fluctuations in the volume of commercial customers' noninterest-bearing demand deposits, and (iii) unused borrowings available under unsecured Federal funds lines, secured or collateralized lines, repurchase agreements, brokered deposits, and other arrangements. Our principal source of operating cash flows is net interest income.

The Company has limited liquidity, and it relies primarily on equity, subordinated debt, and trust preferred securities, interest income, management fees, and dividends from the Bank as sources of liquidity. Interest and dividends from subsidiaries ordinarily provide a source of liquidity to a bank holding company. The Bank pays interest to Fidelity on the Bank's subordinated debt and its short-term investments in the Bank and cash dividends on its preferred stock and common stock. Under the regulations of the GDBF, bank dividends may not exceed 50% of the prior year's net earnings without approval from the GDBF. If dividends received from the Bank were reduced or eliminated, our ability to pay dividends to our shareholders would be adversely affected.

Net cash flows from operating activities primarily result from net income adjusted for the following noncash items: the provision for loan losses, depreciation, amortization, loans held-for-sale, and the lower of cost or market adjustments, if any. Net cash flows provided by operating activities in 2007 were negatively impacted primarily by $236 million in loans originated for resale, offset by net income of $6.6 million and proceeds from sale of loans, of $234 million. Net cash flows used in investing activities were negatively impacted primarily by $72 million in loan production volume net of repayments and due to $11 million of cash outflows for purchases of investment securities held-for-sale. In addition, the net cash flows used in investing activities were positively impacted by net cash inflows from investment securities of $18 million. Net cash flows provided by financing activities were positively impacted by increases in demand deposits, money market accounts and savings accounts of $39 million and the net increase in long term debt of $9 million, offset in part by a decrease of $20 million in time deposits.

Contractual Obligations and Other Commitments

The following schedule provides a summary of our financial commitments to make future payments, primarily to fund loan and other credit obligations, long-term debt, and rental commitments primarily for the lease of branch facilities, the operations center, the SBA lending office, and the commercial lending, construction lending, and executive offices as of December 31, 2007. Payments for borrowings do not include interest. Payments related to leases are based on actual payments specified in the underlying contracts. Loan commitments, lines of credit, and letters of credit are presented at contractual amounts; however, since many of these commitments are "revolving" commitments as discussed below and many are expected to expire unused or partially used, the total amount of these commitments does not necessarily reflect future cash requirements.

	Commitment Maturity or Payment Due by Period				
	Commitments or Long-term Borrowings	1 Year or Less	More Than 1 Year but Less Than 3 Years	3 Years or More but Less Than 5 Years	5 Years or More
			(Dollars in thousands)		
Home equity lines	$ 52,047	$ 1,121	$ 8,997	$10,733	$ 31,196
Construction	128,457	128,457	–	–	–
Acquisition and development	17,200	9,923	7,277	–	–
Commercial	69,298	49,555	15,363	2,023	2,357
SBA	10,346	10,346	–	–	–
Mortgage	2,323	2,323	–	–	–
Letters of Credit	11,683	10,880	803	–	–
Lines of Credit	3,034	1,769	28	–	1,237
Total financial commitments(1)	294,388	214,374	32,468	12,756	34,790
Subordinated debt(2)	67,527	–	–	–	67,527
Long-term borrowings(3)	25,000	–	25,000	–	–
Rental commitments(4)	11,686	2,544	2,421	4,405	2,316
Purchase obligations(5)	3,699	2,015	1,351	333	–
Total commitments and long-term borrowings	$402,300	$218,933	$61,240	$17,494	$104,633

(1) Financial commitments include both secured and unsecured obligations to fund. Certain residential construction and acquisition and development commitments relate to "revolving" commitments whereby payments are received as individual homes or parcels are sold; therefore, the outstanding balances at any one time will be less than the total commitment. Construction loan commitments in excess of one year have provisions to convert to term loans at the end of the construction period.

(2) Subordinated debt is comprised of five trust preferred security issuances in 2000, 2003, 2005 and 2007. We have no obligations related to the trust preferred security holders other than to remit periodic interest payments and to remit principal and interest due at maturity. Each trust preferred security provides us the opportunity to prepay the securities at specified dates from inception, the fixed rate issues with declining premiums based on the time outstanding or at par after designated periods for all issues.

(3) All long-term borrowings are collateralized with investment grade securities or with pledged real estate loans.

(4) Leases and other rental agreements typically have renewal options either at predetermined rates or market rates on renewal.

(5) Purchase obligations include significant contractual obligations under legally enforceable contracts with contract terms that are both fixed and determinable with initial terms greater than one year. The majority of these amounts are primarily for services, including core processing systems and telecommunications maintenance.

Except for loan charge-offs and nonperforming asset trends and concerns with certain commercial and construction portfolio loans, there are no known trends, events, or uncertainties of which we are aware that may have or that are likely to have a material adverse effect on our liquidity, capital resources or operations. A major concern continues to be the housing and general economic decline, which if longer and deeper than currently anticipated could have additional adverse consequences on the Company.

Loans

During 2006, total loans outstanding, which included loans held-for-sale, increased $63.0 million or 4.53% to $1,452 million when compared to 2006. Significant loan production in 2007 was offset in large part by significant payoffs including scheduled payoffs as well as the payoff of certain large adversely classified loans and the sale of $225 million in loans. The increase in loans was the result of a $59.4 million or 9.2% increase in consumer installment loans, consisting primarily of indirect automobile loans, to $706.2 million, and an increase in commercial real estate loans including SBA loans of $26.6 million or 16.3% to $189.9 million. These increases were partially offset by a decline in construction loans of $24.0 million or 7.9% to $282.1 million. Contributing to the decline were significant construction loan payoffs, which more than offset loan production. In addition, commercial, financial and agricultural loans, including SBA loans, decreased $6.4 million or 5.2% to $116.6 million.

Loans held-for-sale increased $5.4 million or 9.3% to $63.6 million primarily due to a $9.3 million or 62.2% increase in SBA loans held-for-sale, partially offset by a decrease in indirect automobile loans held-for-sale of $5 million. The fluctuations in the held-for-sale balances are due to loan production levels and demands of loan investors.

Loans, by Category

	December 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands)				
Loans:					
Commercial, financial and agricultural	**$ 107,325**	$ 107,992	$ 88,532	$ 79,597	$ 61,953
Tax exempt commercial	**9,235**	14,969	7,572	6,245	8,144
Real estate-mortgage-commercial	**189,881**	163,275	104,996	98,770	87,038
Total commercial	**306,441**	286,236	201,100	184,612	157,135
Real estate-construction	**282,056**	306,078	257,789	199,127	148,328
Real estate-mortgage-residential	**93,673**	91,652	85,086	86,997	77,126
Consumer installment	**706,188**	646,790	555,194	490,490	413,149
Loans	**1,388,358**	1,330,756	1,099,169	961,226	795,738
Allowance for loan losses	**16,288**	13,944	12,643	12,174	9,920
Loans, net of allowance	**$1,372,070**	$1,316,812	$1,086,526	$949,052	$785,818
Total Loans:					
Loans	**$1,388,358**	$1,330,756	$1,099,169	$961,226	$795,738
Loans Held-for-Sale:					
Residential mortgage	**1,412**	321	1,045	4,063	2,291
Consumer installment	**38,000**	43,000	26,000	30,000	35,000
SBA	**24,243**	14,947	3,563	–	–
Total loans held-for-sale	**63,655**	58,268	30,608	34,063	37,291
Total loans	**$1,452,013**	$1,389,024	$1,129,777	$995,289	$833,029

Loan Maturity and Interest Rate Sensitivity

	December 31, 2007			
	Within One Year	One Through Five Years	Over Five Years	Total
	(Dollars in thousands)			
Loan Maturity:				
Commercial, financial and agricultural	$ 54,014	$43,017	$19,529	$116,560
Real estate – construction	279,555	568	1,933	282,056
Total	$333,569	$43,585	$21,462	$398,616
Interest Rate Sensitivity:				
Selected loans with:				
Predetermined interest rates:				
Commercial, financial and agricultural	$ 6,873	$42,842	$ 8,208	$ 57,923
Real estate – construction	1,769	568	–	2,337
Floating or adjustable interest rates:				
Commercial, financial and agricultural	47,141	175	11,321	58,637
Real estate – construction	277,786	–	1,933	279,719
Total	$333,569	$43,585	$21,462	$398,616

Credit Quality

Credit quality risk in the loan portfolio provides our highest degree of risk and is under stress due to the current housing slow down and general economic decline. We manage and control risk in the loan portfolio through adherence to standards established by the Board of Directors and senior management, combined with a commitment to producing quality assets, monitoring loan performance, developing profitable relationships, and meeting the strategic loan quality and growth targets. Our credit policies establish underwriting standards, place limits on exposures, which include concentrations and commitments, and set other limits or standards as deemed necessary and prudent. Also included in the policy, primarily determined by the amount and type of loan, are various approval levels, ranging from the branch or department level to those that are more centralized. We maintain a diversified portfolio intended to spread risk and reduce exposure to economic downturns, which may occur in different segments of the economy or in particular industries. Industry and loan type diversification is reviewed at least quarterly.

Management has taken numerous steps to reduce credit risk in the loan portfolio and to strengthen the credit risk management team and processes. As a result of this program, the average credit scores of indirect automobile loans in the loan portfolio have increased significantly over the years, to a three year weighted average FICO credit score of 722 at December 31, 2007. In addition, all credit policies have been reviewed and revised as necessary, and experienced managers are in place and have strengthened all lending areas and Credit Administration. Primarily due to increasing charge-offs and charge-downs on residential construction loans and indirect automobile loans and an increase in adversely classified residential construction loans, the provision for loan losses for the year ended December 31, 2007, was $8.5 million compared to a $3.6 million for the year ended December 31, 2006. Net charge-offs in 2007 increased to $6.2 million compared to $2.3 million during 2006, largely due to an increase in indirect lending charge-offs. This increase is a function of the slowing housing market and declining economy in general and its impact on consumers. It is related to increasing charge-offs relating in part to the increasing size of the consumer indirect lending portfolio of loans which at December 31, 2007, made up 50.7% of the total loan portfolio. The provision increase is also a result of higher construction loan charge-offs and charge-downs related to a few residential construction builders and is attributable to the slow down in housing construction and sales. The allowance for loan losses as a percentage of loans was 1.17% as of the end of 2007 compared to 1.05% at the end of 2006. The ratio of nonperforming assets to total loans, OREO and repossessions at December 31, 2007, increased to 1.65% compared to .40% at the end of 2006.

The Credit Review Department ("Credit Review") regularly reports to senior management and the Loan and Discount Committee of the Board regarding the credit quality of the loan portfolio, as well as trends in the portfolio and the adequacy of the allowance for loan losses. Credit Review monitors loan concentrations, production, loan growth, as well as loan quality, and independent from the lending departments, reviews risk ratings and tests credits approved for adherence to our lending standards. Finally, Credit Review also performs ongoing, independent reviews of the risk management process and adequacy of loan documentation. The results of its reviews are reported to the Loan and Discount Committee of the Board. The consumer collection function is centralized and automated to ensure timely collection of accounts and consistent management of risks associated with delinquent accounts.

Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, troubled debt restructured loans, if any, repossessions, and other real estate. Nonaccrual loans are loans on which the interest accruals have been discontinued when it appears that future collection of principal or interest according to the contractual terms may be doubtful. Troubled debt restructured loans are those loans whose terms have been modified, because of economic or legal reasons related to the debtors' financial difficulties, to provide for a reduction in principal, change in terms, or modification of interest rates to below market levels. Repossessions include vehicles and other personal property that have been repossessed as a result of payment defaults on indirect automobile loans and commercial loans.

Nonperforming assets at December 31, 2007 and 2006, were $24.2 million and $5.5 million, respectively. At December 31, 2007, we held $7.3 million in other real estate and had no troubled debt restructured loans. At December 31, 2006, we held no other real estate or troubled debt restructured loans. There was a $1.6 million increase in repossessions and an increase of $9.8 million in nonaccrual loans at December 31, 2007 compared to December 31, 2006. The increase in nonperforming assets from December 31,

2006, to December 31, 2007, was primarily driven by increases in nonaccrual loans and other real estate, over 80% of the aggregate balances of which are secured by real estate. The majority of the increase in repossessions was from an increase in the number of repossessions of indirect automobile loans. Of the $7.3 million of other real estate, $6.5 million is related to four residential construction loan relationships. Management believes it has been proactive in charging down and charging off these nonperforming assets as appropriate and at this time anticipates no significant additional losses above those provided for in the allowance for loan losses resulting from these specific nonperforming assets. Management's assessment of the overall loan portfolio is that loan quality and performance are under pressure from the slowing economy in general, and the anemic real estate market in Atlanta in particular. Management is being aggressive in evaluating credit relationships and proactive in addressing problems.

The ratio of nonperforming assets to total loans and repossessed assets was 1.64% at December 31, 2007, compared to .40% at December 31, 2006. There was one loan for $23,000 past due 90 days and still accruing at December 31, 2007. There were no loans past due 90 days and still accruing at December 31, 2006, or at December 31, 2005.

When a loan is classified as nonaccrual, to the extent collection is in question, previously accrued interest is reversed and interest income is reduced by the interest accrued in the current year. If any portion of the accrued interest was accrued in a previous period, accrued interest is reduced and a charge for that amount is made to the allowance for loan losses. For 2007, the gross amount of interest income that would have been recorded on nonaccrual loans, if all such loans had been accruing interest at the original contract rate, was approximately $188,000 compared to $133,000 and $71,000 during 2006 and 2005, respectively. For additional information on nonaccrual loans see "Critical Accounting Policies – Allowance for Loan Losses."

Nonperforming Assets

	December 31,				
	2007	**2006**	**2005**	**2004**	**2003**
	(Dollars in thousands)				
Nonaccrual loans	**$14,371**	$4,587	$1,993	$1,578	$2,244
Repossessions	**2,512**	937	819	625	918
Other real estate	**7,308**	–	–	665	938
Total nonperforming assets	**$24,191**	$5,524	$2,812	$2,868	$4,100
Loans past due 90 days or more and still accruing	**$ 23**	$ –	$ –	$ 2	$ 195
Ratio of loans past due 90 days or more and still accruing to total loans	**–%**	–%	–%	–%	.02%
Ratio of nonperforming assets to total loans and repossessions	**1.64**	.40	.25	.29	.49

Allowance for Loan Losses

As discussed in "Critical Accounting Policies – Allowance for Loan Losses," the allowance for loan losses is established and maintained through provisions charged to operations. Such provisions are based on management's evaluation of the loan portfolio including current economic conditions, loan portfolio concentrations, the economic outlook, past loan loss experience, adequacy of underlying collateral, and such other factors which, in management's judgment, deserve consideration in estimating loan losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequently, recoveries are added to the allowance.

For all loan categories, historical loan loss experience, adjusted for changes in the risk characteristics of each loan category, current trends, and other factors, is used to determine the level of allowance required. Additional amounts are allocated based on the possible losses of individual impaired loans and the effect of economic conditions on both individual loans and loan categories. Since the allocation is based on estimates and subjective judgment, it is not necessarily indicative of the specific amounts of losses that may ultimately occur.

In determining the allocated allowance, all portfolios are treated as homogenous pools. The allowance for loan losses for the homogenous pools is allocated to loan types based on historical net charge-off rates adjusted for any current or anticipated changes in these trends. Within the commercial, commercial real estate, and business banking portfolios, every nonperforming loan and loans having greater than normal risk characteristics are not treated as homogenous pools and are individually reviewed for a specific allocation. The specific allowance for these individually reviewed loans is based on a specific loan impairment analysis.

In determining the appropriate level for the allowance, management ensures that the overall allowance appropriately reflects a margin for the imprecision inherent in most estimates of the range of possible credit losses. This additional allowance, if any, is reflected in the unallocated portion of the allowance.

At December 31, 2007, the allowance for loan losses was $16.3 million, or 1.17% of loans compared to $13.9 million, or 1.05% of loans at December 31, 2006. Net charge-offs as a percent of average loans outstanding was .45% in 2007 compared to .19% for 2006. The allowance allocated to indirect automobile loans increased $2.7 million or 52.6% to $7.9 million from $5.2 million at the end of 2006. The increase is a result of a higher reserve factor due to increased charge-offs during 2007 as a result of the weakening economy as well as an increase in loans outstanding. The allowance allocated to commercial loans was $4.2 million at December 31, 2007, compared to $5.2 million at December 31, 2006. During 2007, commercial loan recoveries totaled $257,000 while gross charge-offs were $200,000. A decrease in commercial loans included in adversely rated and problem loans at December 31, 2007, contributed to the $1.0 million decrease in the allocated allowance required for commercial loans at December 31, 2007, compared to December 31, 2006. The allocated allowance for real estate construction loans increased $196,000 to $2.8 million at December 31, 2007, when compared to 2006, reflecting an increase in the reserve factor for construction loans net of a decrease in outstandings from $306 million in 2006 to $282 million in 2007 and a decrease in certain larger adversely classified loans in 2007 which were included in the construction loan allowance in 2006. The unallocated allowance increased $401,000 to $795,000 at December 31, 2007, compared to year-end 2006 based on management's assessment of losses inherent in the loan portfolio and not reflected in specific allocations, in part related to increasing net charge-offs relative to average loan balances as well as the continued poor economic outlook both nationally and locally. See "Provision for Loan Losses."

Allocation of the Allowance for Loan Losses

	December 31, 2007		December 31, 2006		December 31, 2005	
	Allowance	%*	Allowance	%*	Allowance	%*
			(Dollars in thousands)			
Commercial, financial and agricultural[1]	**$ 4,228**	**22.07%**	$ 5,226	21.51%	$ 3,717	18.30 %
Real estate – construction	**2,776**	**20.32**	2,580	23.00	2,331	23.45
Real estate – mortgage–residential	**562**	**6.75**	521	6.89	610	7.74
Consumer installment	**7,927**	**50.86**	5,223	48.60	4,892	50.51
Unallocated	**795**	**–**	394	–	1,093	–
Total	**$16,288**	**100.00%**	$13,944	100.00%	$12,643	100.00 %

	December 31, 2004		December 31, 2003	
	Allowance	%*	Allowance	%*
Commercial, financial and agricultural(1)	$ 4,703	19.20 %	$ 2,768	19.75 %
Real estate – construction	2,041	20.72	1,777	18.64
Real estate – mortgage–residential	588	9.05	292	9.69
Consumer installment	4,540	51.03	4,500	51.92
Unallocated	302	–	583	–
Total	$12,174	100.00 %	$ 9,920	100.00 %

*Percentage of respective loan type to loans.
(1) Includes allowance allocated for real estate–mortgage–commercial loans and SBA loans.

Investment Securities

The levels of taxable and tax free municipal securities and short-term investments reflect our strategy of maximizing portfolio yields within overall asset and liability management parameters while providing for pledging and liquidity needs. Investment securities other than the investment in FHLB stock, on an amortized cost basis totaled $134 million and $145 million at December 31, 2007 and 2006, respectively. The decrease of $11 million in investments at December 31, 2007, compared to December 31, 2006, was attributable to $17.4 million in repayments and prepayments of principal on mortgage backed securities as well as a $5.0 million agency security which was called, partially offset by $11.4 million in investment purchases in 2007. The $11 million reduction in investment securities was used to help fund the increase in loans in 2007. We intend to purchase investment securities in 2008 in excess of the repayments and prepayments from mortgage backed securities to increase liquidity and available collateral.

The estimated weighted average life of the securities portfolio was 6.0 years at December 31, 2007, compared to 5.6 years at December 31, 2006. At December 31, 2007, approximately $104 million based on the amortized cost of investment securities were classified as available-for-sale, compared to $111 million based on the amortized cost at December 31, 2006. The net unrealized loss on these securities available-for-sale at December 31, 2007, was $1.3 million before taxes, compared to a net unrealized loss of $2.6 million before taxes at December 31, 2006. However, all investment securities at December 31, 2007, were agency notes, agency pass-through mortgage backed securities, and general obligation municipal securities, and the unrealized loss positions resulted not from credit quality issues, but from market interest rate increases over the interest rates prevalent at the time the securities were purchased, and are considered temporary.

At December 31, 2007 and 2006, we classified all but $29.1 million and $33 million, respectively, of our investment securities as available-for-sale. We maintain a relatively high percentage of our investment portfolio as available-for-sale for possible liquidity needs related primarily to loan production, while held-to-maturity securities are primarily utilized for pledging as collateral for public deposits and other borrowings.

Distribution of Investment Securities

	December 31,					
	2007		2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(Dollars in thousands)					
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	**$ 5,000**	**$ 5,007**	$ 9,997	$ 9,917	$ 9,997	$ 9,940
Municipal securities	**10,985**	**11,050**	–	–	–	–
Mortgage backed securities	**117,525**	**115,819**	134,545	131,364	154,850	151,931
Total	**$133,510**	**$131,876**	$144,542	$141,281	$164,847	$161,871

The following table depicts the maturity distribution of investment securities and average yields as of December 31, 2007 and 2006. All amounts are categorized by their expected repricing date. The expected maturities may differ from the contractual maturities of mortgage backed securities because the mortgage holder of the underlying mortgage loans has the right to prepay their mortgage loans without prepayment penalties. The expected maturities may differ from the contractual maturities of callable agencies and municipal securities because the issuer has the right to redeem the callable security at predetermined prices at specified times prior to maturity.

Maturity Distribution of Investment Securities and Average Yields(1)

	December 31, 2007			December 31, 2006		
	Amortized Cost	Fair Value	Average Yield(1)	Amortized Cost	Fair Value	Average Yield(1)
	(Dollars in thousands)					
Available-for-Sale:						
U.S. Treasury securities and obligations of U.S. Government corporations and agencies:						
Due after one year through five years ..	$ 5,000	$ 5,007	5.00%	$ 9,997	$ 9,917	5.01%
Municipal securities(2)						
Due after one year through five years ..	503	518	6.05	–	–	–
Due after five years	10,482	10,532	5.63	–	–	–
Mortgage backed securities						
Due after one year through five years ..	67,603	66,907	5.06			
Due after five years	20,858	20,185	4.69	101,363	98,879	4.97
Total available-for-sale	$104,446	$103,149		$111,360	$108,796	
Held-to-Maturity:						
Mortgage backed securities						
Due after one year through five years ..	$ 23,329	$ 23,058	4.92%			
Due after five years	5,735	5,669	5.05	33,182	32,485	4.95%
Total held-to-maturity	$ 29,064	$ 28,727		$ 33,182	$ 32,485	

(1) Weighted average yields are calculated on the basis of the carrying value of the security.
(2) Interest income includes the effects of taxable equivalent adjustments of $147,000 in 2007.

Deposits and Funds Purchased

Total deposits increased $19.1 million or 1.4% during 2007 to $1,406 million at December 31, 2007, from $1,387 million at December 31, 2006, due primarily to an increase in savings deposits of $34.1 million or 18.7% to $216.4 million and an increase in interest-bearing demand and money market deposits of $27.4 million or 9.6% to $314.1 million. Time deposits decreased $19.6 million or 2.6% to $743.5 million and noninterest-bearing demand deposits decreased $22.8 million or 14.8% to $131.6 million. The growth in time deposit balances was limited as a result of conservative pricing to control margin compression when compared to the overly aggressive time deposit rates of many of the competitors in our market. Noninterest-bearing demand deposits decreased due in part to significant growth in certain commercial account balances during the fourth quarter of 2006 in anticipation of large disbursements for business activities, including tax payments, during the first half of 2007. The increase in savings deposits was in part due to some migration from time deposits to savings deposits as the result of conservative time deposit pricing to manage and better control the cost of funds. The increase in interest-bearing demand and money market account balances was in part due to an increase in the number of transaction accounts as the result of continued benefits from the extensive transaction account acquisition program implemented in January 2006 and continuing through 2007, and in part due to an increase in selected customer premium deposit rates to fund significant loan growth.

Average interest-bearing deposits during 2007 increased $151.2 million over 2006 average balances to $1,378 million, primarily as a result of premium yield and deposit account acquisition programs as noted above. The average balance of time deposits increased $66.7 million to $749.8 million, and the average balance of savings deposits increased $26.0 million to $203.5 million, while the average balance of interest-bearing demand deposits increased $58.5 million to $293.3 million. Core deposits, obtained from a broad range of customers, and our largest source of funding, consist of all interest-bearing and noninterest-bearing deposits except time deposits over $100,000 and brokered deposits obtained through investment banking firms utilizing master certificates. Brokered deposits totaled $136.6 million and $132.0 million at December 31, 2007 and 2006, respectively, and are included in other time deposit balances in the consolidated balance sheets. The average balance of interest-bearing core deposits was $835 million and $728 million during 2007 and 2006, respectively.

Noninterest-bearing deposits are comprised of certain business accounts, including correspondent bank accounts and escrow deposits, as well as individual accounts. Average noninterest-bearing demand deposits totaling $131 million represented 13.5% of average core deposits in 2007 compared to an average balance of $128 million or 15.0% in 2006. The average amount of, and average rate paid on, deposits by category for the periods shown are presented in the following table (dollars in thousands):

Selected Statistical Information for Deposits

	December 31,					
	2007		2006		2005	
	Average Amount	Rate	Average Amount	Rate	Average Amount	Rate
Noninterest-bearing demand deposits	$ 130,835	–%	$ 127,978	–%	$ 117,531	–%
Interest-bearing demand deposits	293,336	3.49	234,871	2.79	225,138	1.80
Savings deposits	203,529	4.36	177,505	4.13	153,700	2.98
Time deposits	749,803	5.17	683,074	4.61	576,326	3.35
Total average deposits	$1,377,503	4.64	$1,223,428	4.14	$1,072,695	2.93

Maturity Distribution of Time Deposits

	December 31, 2007		
	Other	$100,000 or More	Total
	(Dollars in thousands)		
Three months or less	$ 86,447	$ 84,054	$170,501
Over three through six months	141,263	69,354	210,617
Over six through 12 months	125,270	100,575	225,845
Over one through two years	89,486	25,665	115,151
Over two through three years	9,293	3,602	12,895
Over three through four years	6,117	2,247	8,364
Over four through five years	146	–	146
Over five years	–	–	–
Total	$458,022	$285,497	$743,519

Short-Term Debt

FHLB short-term borrowings totaled $35.0 million at December 31, 2007, and consisted of the two borrowing amounts drawn on a collateralized line totaling $20 million maturing January 30, 2008, at a rate of 4.56% and $15 million maturing February 19, 2008, at a rate of 4.58%. All FHLB advances are collateralized with qualifying residential, home equity, and commercial real estate mortgage loans and, from time to time, agency notes or agency mortgage backed securities. FHLB short-term borrowings totaled $20 million at December 31, 2006, consisting of the amount drawn on a collateralized line maturing January 2, 2007, with a daily rate of interest which was 5.52% on December 31, 2006.

Other short-term borrowings totaled approximately $71.0 million and $52 million, respectively, at December 31, 2007 and 2006, consisting of the FHLB short term borrowings listed above, and $24.0 million and $21 million, respectively, in overnight repurchase agreements primarily with commercial customers at an average rate of 1.53% and 1.87%. In addition, long-term fixed rate borrowings collateralized with mortgage backed securities totaling $12.0 million and $11 million with an average rate of 3.82% and 3.44%, at December 31, 2007 and 2006, respectively, were within one year of maturity and included in short-term borrowings.

A total of $5.0 million and $20 million, respectively, of unsecured overnight Federal funds purchased through lines provided by commercial banks with an average rate of 3.85% and 5.40%, respectively, was outstanding on December 31, 2007 and 2006.

Schedule of Short-Term Borrowings(1)

Years Ended December 31	Maximum Outstanding at Any Month-End	Average Balance	Average Interest Rate During Year	Ending Balance	Weighted Average Interest Rate at Year-End
		(Dollars in thousands)			
2007	**$79,163**	**$56,500**	**4.10%**	**$75,954**	**3.44%**
2006	98,470	66,462	3.95	72,061	4.10
2005	103,202	59,683	2.67	92,488	3.09

(1) Consists of Federal funds purchased, securities sold under agreements to repurchase, long-term borrowings within a year to maturity, and borrowings from the FHLB that mature either overnight or on a remaining fixed maturity not to exceed one year.

Subordinated Debt and Other Long-Term Debt

The Company had approximately $92.5 million and $84.0 million, respectively, of subordinated debt and other long-term debt outstanding at December 31, 2007 and 2006, consisting of approximately $67.5 million and $46.9 million in trust preferred securities, respectively, classified as subordinated debt, including approximately $2.0 million and $1.4 million, respectively, in subordinated debt incurred to acquire stock in the trust preferred subsidiaries. The Company also had $12 million in long-term borrowings collateralized with mortgage backed securities at December 31, 2006, and $25.0 million at December 31, 2007 and 2006, in a Federal Home Loan Bank European Convertible Advance.

On November 3, 2005, we entered into a $25 million FHLB five-year European Convertible Advance maturing November 3, 2010, with interest at 4.38%, with a one-time Federal Home Loan Bank conversion option at the end of the second year. Under the provisions of the advance, the FHLB converted the advance into a three-month London Interbank Borrowing Rate ("LIBOR")-based floating rate advance effective November 5, 2007, at which time the Company terminated the agreement without penalty. On November 5, 2007, the Company entered into a $25 million three year FHLB European Convertible Advance collateralized with pledged qualifying real estate loans and maturing November 5, 2010. The advance bears interest at 4.06% with a one time FHLB conversion option in November of 2009. Under the provisions of the advance, the FHLB has the option to convert the advance into a three month LIBOR based floating rate advance at which time the Company may elect to terminate the agreement without penalty or at any payment date thereafter.

On August 20, 2007, we issued $20 million in fixed-floating rate capital securities of Fidelity Southern Statutory Trust III with a liquidation value of $1,000 per security. Interest is fixed at 6.62% for five years and then converts to a floating rate, which will adjust quarterly at a rate per annum equal to the three-month LIBOR plus 1.40%. The issuance has a final maturity of 30 years, but may be redeemed with regulatory approval at any distribution payment date on or after September 15, 2012, or at any time upon certain events, such as a change in the regulatory treatment of the trust preferred securities, at the redemption price of 100%, plus accrued and unpaid interest, if any.

On March 17, 2005, we issued $10 million in floating rate capital securities of Fidelity Southern Statutory Trust II with a liquidation value of $1,000 per security. Interest is adjusted quarterly at a rate per annum equal to the three-month LIBOR plus 1.89%. The capital securities had an initial rate of 4.87% and a rate of 6.88% and 7.25% at December 31, 2007 and December 31, 2006, respectively. The issuance has a final maturity of 30 years, but may be redeemed at any distribution payment date on or after March 17, 2010, at the redemption price of 100%.

On June 26, 2003, we issued $15 million in Floating Rate Capital Securities of Fidelity Southern Statutory Trust I with a liquidation value of $1,000 per security. Interest is adjusted quarterly at a rate per annum equal to the 3-month LIBOR plus 3.10%. The capital securities had an initial rate of 4.16%, with the provision that prior to June 26, 2008, the rate will not exceed 11.75%. The rates in effect on December 31, 2007 and 2006, were 7.96% and 8.47%, respectively. The issuance has a final maturity of 30 years, but may be redeemed at any distribution payment date on or after June 26, 2008, at the redemption price of 100%.

On July 27, 2000, we issued $10.0 million of 11.045% Fixed Rate Capital Trust Preferred Securities of Fidelity National Capital Trust I with a liquidation value of $1,000 per share. On March 23, 2000, we issued $10.5 million of 10.875% Fixed Rate Capital Trust Pass-through Securities of FNC Capital Trust I with a liquidation value of $1,000 per share. Both issues have 30 year final maturities and are redeemable in whole or in part after ten years at declining redemption prices to 100% after 20 years.

The trust preferred securities were sold in private transactions exempt from registration under the Securities Act of 1933, as amended (the "Act") and were not registered under the Act. The trust preferred securities are included in Tier 1 capital by the Company in the calculation of regulatory capital, subject to a limit of 25% for all restricted core capital elements, with any excess included in Tier 2 capital. The payments to the trust preferred securities holders are fully tax deductible.

The $65.5 million and $45.5 million, respectively, of trust preferred securities issued by trusts established by us, as of December 31, 2007 and 2006, are not consolidated for financial reporting purposes in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (Revised),". Thus, the equity investments in the subsidiaries created to issue the obligations, the obligations themselves, and related dividend income and interest expense are reported on a deconsolidated basis, with the investments in the amount of $2.0 million and $1.4 million, respectively, at December 31, 2007 and 2006, reported as other assets and dividends included as other noninterest income. The obligations, including the amount related to the equity investments, in the amount of $67.5 million and $46.9 million, respectively, at December 31, 2007 and 2006, are reported as subordinated debt, with related interest expense reported as interest on subordinated debt.

On March 1, 2005, the FRB announced the adoption of a rule entitled "Risk-Based Capital Standards: Trust Preferred Securities and the Definition of Capital" ("Rule") regarding risk-based capital standards for bank holding companies ("BHCs") such as Fidelity. The Rule provides for a five-year transition period, with an effective date of March 31, 2009, but requires BHCs not meeting the standards of the Rule to consult with the FRB and develop a plan to comply with the standards by the effective date.

The Rule defines the restricted core capital elements, including trust preferred securities, which may be included in Tier 1 capital, subject to an aggregate 25% of Tier 1 capital net of goodwill limitation. Excess restricted core capital elements may be included in Tier 2 capital, with trust preferred securities and certain other restricted core capital elements subject to a 50% of Tier 1 capital limitation. The Rule requires that trust preferred securities be excluded from Tier 1 capital within five years of the maturity of the underlying junior subordinated notes issued and be excluded from Tier 2 capital within five years of that maturity at 20% per year for each year during the five-year period to the maturity. The Company's first junior subordinated note matures in March 2030.

Our only restricted core capital elements consist of $65.5 million in trust preferred securities issues and $1.3 million in goodwill; therefore, the Rule has minimal impact on our capital ratios, our financial condition, or our operating results. The trust preferred securities are eligible for our regulatory Tier 1 capital, with a limit of 25% of the sum of all core capital elements. All amounts exceeding the 25% limit are includable in the Company's regulatory Tier 2 capital.

Shareholders' Equity

Shareholders' equity at December 31, 2007 and 2006, was $100 million and $95 million, respectively.

The Company declared approximately $3.4 million, $3.0 million, and $2.6 million in dividends on common stock in 2007, 2006, and 2005, respectively. Management cannot assure that this trend will continue. Future dividends will require a quarterly review of current and projected earnings for the remainder of 2008 in relation to capital requirements prior to the determination of the dividend. The following schedule summarizes per share common stock dividends declared for the last three years:

	Dividends Declared		
	2007	**2006**	**2005**
First Quarter	**$.09**	$.08	$.07
Second Quarter	**.09**	.08	.07
Third Quarter	**.09**	.08	.07
Fourth Quarter	**.09**	.08	.07
For the Year	**$.36**	$.32	$.28

Recent Accounting Pronouncements

See Note 1 – "Summary of Significant Accounting Policies" in the accompanying Notes to Consolidated Financial Statements included elsewhere in this report for details of recently issued accounting pronouncements and their expected impact, if any, on our operations and financial condition.

Quarterly Financial Information

The following table sets forth, for the periods indicated, certain consolidated quarterly financial information. This information is derived from unaudited consolidated financial statements that include, in the opinion of management, all normal recurring adjustments which management considers necessary for a fair presentation of the results for such periods. The results for any quarter are not necessarily indicative of results for any future period. This information should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this report.

CONSOLIDATED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	2007				2006			
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
	(In thousands except per share date)							
Interest income	$28,680	$29,064	$28,317	$27,401	$27,602	$25,745	$23,229	$21,228
Interest expense	16,874	17,047	16,618	16,143	16,018	14,627	12,689	10,941
Net interest income	11,806	12,017	11,699	11,258	11,584	11,118	10,540	10,287
Provision for loan losses	3,550	2,800	1,650	500	1,300	1,100	525	675
Noninterest income	4,304	4,795	4,346	4,465	4,291	4,046	3,777	3,585
Noninterest expense	12,450	11,836	11,379	11,537	10,356	10,051	10,082	10,079
Income before income taxes	110	2,176	3,016	3,686	4,219	4,013	3,710	3,118
Income tax expense	(211)	497	946	1,122	1,321	1,224	1,134	1,007
Net income	$ 321	$ 1,679	$ 2,070	$ 2,564	$ 2,898	$ 2,789	$ 2,576	$ 2,111
Earnings per share:								
Basic earnings per share	$ .03	$ .18	$ .22	$ .28	$ .31	$ .30	$ .28	$ .23
Diluted earnings per share	$ .03	$ .18	$ .22	$ .28	$ .31	$ .30	$ .28	$ .23
Weighted average shares outstanding	9,362	9,341	9,323	9,297	9,282	9,276	9,266	9,248

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

See Item 7, "Market Risk" and "Interest Rate Sensitivity" for a quantitative and qualitative discussion about our market risk.

Item 8. *Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Fidelity Southern Corporation

We have audited the accompanying consolidated balance sheets of Fidelity Southern Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fidelity Southern Corporation and subsidiaries at December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Fidelity Southern Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 13, 2008

FIDELITY SOUTHERN CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
ASSETS		
Cash and due from banks	$ 22,085	$ 32,075
Interest-bearing deposits with banks	1,357	584
Federal funds sold	6,605	26,316
Cash and cash equivalents	30,047	58,975
Investment securities available-for-sale (amortized cost of $104,446 and $111,360 at December 31, 2007 and 2006, respectively)	103,149	108,796
Investment securities held-to-maturity (approximate fair value of $28,727 and $32,485 at December 31, 2007 and 2006, respectively)	29,064	33,182
Investment in FHLB stock	5,665	4,834
Loans held-for-sale	63,655	58,268
Loans	1,388,358	1,330,756
Allowance for loan losses	(16,288)	(13,944)
Loans, net of allowance for loan losses	1,372,070	1,316,812
Premises and equipment, net	18,821	18,803
Other real estate	7,307	–
Accrued interest receivable	9,367	9,312
Bank owned life insurance	26,699	25,694
Other assets	20,640	14,503
Total assets	$1,686,484	$1,649,179
LIABILITIES		
Deposits		
Noninterest-bearing demand deposits	$ 131,597	$ 154,392
Interest-bearing deposits:		
Demand and money market	314,067	286,620
Savings	216,442	182,390
Time deposits, $100,000 and over	285,497	276,536
Other time deposits	458,022	486,603
Total deposits	1,405,625	1,386,541
Federal funds purchased	5,000	20,000
Other short-term borrowings	70,954	52,061
Subordinated debt	67,527	46,908
Other long-term debt	25,000	37,000
Accrued interest payable	6,760	7,042
Other liabilities	5,655	4,980
Total liabilities	1,586,521	1,554,532
SHAREHOLDERS' EQUITY		
Preferred Stock, no par value. Authorized 10,000,000; no shares issued and outstanding	–	–
Common Stock, no par value. Authorized 50,000,000; issued and outstanding 9,368,904 and 9,288,222 at 2007 and 2006, respectively	46,164	44,815
Accumulated other comprehensive loss, net of tax	(804)	(1,590)
Retained earnings	54,603	51,422
Total shareholders' equity	99,963	94,647
Total liabilities and shareholders' equity	$1,686,484	$1,649,179

See accompanying notes to consolidated financial statements.

FIDELITY SOUTHERN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in thousands, except per share data)		
Interest Income:			
Loans, including fees	$105,924	$ 89,477	$ 66,112
Investment securities	7,237	7,893	7,557
Federal funds sold and bank deposits	301	434	347
Total interest income	113,462	97,804	74,016
Interest Expense:			
Deposits	57,902	45,351	27,948
Short-term borrowings	2,316	2,623	1,593
Subordinated debt	4,945	4,378	3,814
Other long-term debt	1,519	1,923	1,329
Total interest expense	66,682	54,275	34,684
Net Interest Income	46,780	43,529	39,332
Provision for loan losses	8,500	3,600	2,900
Net Interest Income After Provision for Loan Losses	38,280	39,929	36,432
Noninterest Income:			
Service charges on deposit accounts	4,790	4,207	4,059
Other fees and charges	1,872	1,642	1,492
Mortgage banking activities	339	676	1,246
Brokerage activities	747	753	949
Indirect lending activities	5,390	4,136	3,995
SBA lending activities	2,444	2,147	559
Bank owned life insurance	1,166	1,109	946
Securities gains, net	2	–	32
Other	1,161	1,029	1,061
Total noninterest income	17,911	15,699	14,339
Noninterest Expense:			
Salaries and employee benefits	25,815	22,314	19,170
Furniture and equipment	2,942	2,636	2,733
Net occupancy	4,105	3,557	3,368
Communication	1,729	1,548	1,392
Professional and other services	3,582	2,955	2,848
Advertising and promotion	928	1,348	253
Stationery, printing and supplies	758	850	662
Insurance	296	299	372
Other	7,048	5,061	4,203
Total noninterest expense	47,203	40,568	35,001
Income before income tax expense	8,988	15,060	15,770
Income tax expense	2,354	4,686	5,444
Net Income	$ 6,634	$ 10,374	$ 10,326
Earnings per share:			
Basic earnings per share	$ .71	$ 1.12	$ 1.13
Diluted earnings per share	$ .71	$ 1.12	$ 1.12
Weighted average shares outstanding – Basic	9,330,932	9,268,132	9,176,771
Weighted average shares outstanding – Fully Diluted	9,344,891	9,279,520	9,223,723

See accompanying notes to consolidated financial statements.

FIDELITY SOUTHERN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Retained	
	Shares	Amount	Shares	Amount	Net of Tax	Earnings	Total
	(In thousands, except per share data)						
Balance December 31, 2004	9,131	$42,725	10	$ (66)	$ (103)	$36,253	$78,809
Comprehensive income:							
Net income	–	–	–	–	–	10,326	10,326
Other comprehensive loss, net of tax	–	–	–	–	(1,331)	–	(1,331)
Comprehensive income	–	–	–	–	–	–	8,995
Common stock issued under:							
Employee benefit plans	110	1,370	–	–	–	–	1,370
Dividend reinvestment plan	–	83	(7)	49	–	–	132
Common dividends declared ($.28 per share)	–	–	–	–	–	(2,567)	(2,567)
Balance December 31, 2005	9,241	44,178	3	(17)	(1,434)	44,012	86,739
Comprehensive income:							
Net income	–	–	–	–	–	10,374	10,374
Other comprehensive loss, net of tax	–	–	–	–	(156)	–	(156)
Comprehensive income	–	–	–	–	–	–	10,218
Common stock issued and share-based compensation under:							
Employee benefit plans	38	420	–	–	–	–	420
Dividend reinvestment plan	9	217	(3)	17	–	–	234
Common dividends declared ($.32 per share)	–	–	–	–	–	(2,964)	(2,964)
Balance December 31, 2006	9,288	44,815	–	–	(1,590)	51,422	94,647
Comprehensive income:							
Net income	–	–	–	–	–	6,634	6,634
Other comprehensive income, net of tax	–	–	–	–	786	–	786
Comprehensive income	–	–	–	–	–	–	7,420
FIN 48 Reserve for Uncertain Tax Position	–	–	–	–	–	(96)	(96)
Common stock issued and share-based compensation under:							
Employee benefit plans	50	857	–	–	–	–	857
Dividend reinvestment plan	31	492	–	–	–	–	492
Common dividends declared ($.36 per share)	–	–	–	–	–	(3,357)	(3,357)
Balance December 31, 2007	9,369	$46,164	–	$ –	$ (804)	$54,603	$99,963

See accompanying notes to consolidated financial statements.

FIDELITY SOUTHERN CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2007	2006	2005
	(Dollars in thousands)		
Operating Activities:			
Net income	$ 6,634	$ 10,374	$ 10,326
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for loan losses	8,500	3,600	2,900
Depreciation and amortization of premises and equipment	2,151	1,975	1,980
Other amortization	500	337	318
Impairment of other real estate	85	–	–
Share-based compensation	130	30	–
Excess tax benefit from share-based compensation	(15)	–	–
Proceeds from sale of loans	233,694	179,080	188,594
Proceeds from sales of other real estate	1,173	376	442
Loans originated for resale	(235,893)	(204,013)	(183,447)
Securities gains, net	(2)	–	(32)
Gains on loan sales	(3,188)	(2,727)	(1,692)
Gain on sale of other real estate	(118)	(112)	(28)
Net increase in accrued interest receivable	(55)	(2,576)	(1,503)
Net increase in cash value of bank owned life insurance	(1,005)	(960)	(826)
Net increase in deferred income taxes	(2,244)	(1,057)	(131)
Net increase in other assets	(4,779)	(3,345)	(791)
Net (decrease) increase in accrued interest payable	(282)	2,573	1,605
Net increase in other liabilities	595	1,894	229
Net cash provided by (used in) operating activities	5,881	(14,551)	17,944
Investing Activities:			
Purchases of investment securities available-for-sale	(10,984)	–	(34,243)
Purchase of investment in FHLB stock	(7,896)	(5,405)	(11,691)
Sales of investment securities available-for-sale	–	–	1,592
Maturities and calls of investment securities held-to-maturity	4,131	5,167	7,946
Maturities and calls of investment securities available-for-sale	17,791	15,017	20,239
Redemption of investment in FHLB stock	7,065	5,490	9,585
Redemption of investment in FRB stock	–	–	1,747
Investment in bank owned life insurance	–	–	(10,000)
Net increase in loans	(71,838)	(234,150)	(140,122)
Capital improvements to other real estate owned	(367)	–	–
Purchases of premises and equipment	(2,169)	(6,710)	(2,537)
Net cash used in investing activities	(64,267)	(220,591)	(157,484)
Financing Activities:			
Net increase in demand deposits, money market accounts, and savings accounts	38,704	101,161	27,752
Net (decrease) increase in time deposits	(19,620)	161,367	79,884
Proceeds from issuance of other long term debt	25,000	–	25,000
Payment of called other long term debt	(25,000)	–	–
Proceeds from issuance of subordinated debt	20,619	–	10,310
Repayment of other long term debt	(12,000)	(11,000)	(11,000)
Increase (decrease) in short-term borrowings	3,893	(20,427)	40,276
Proceeds from issuance of common stock	1,204	624	1,502
Excess tax benefit from share-based compensation	15	–	–
Dividends paid	(3,357)	(2,964)	(2,567)
Net cash provided by financing activities	29,458	228,761	171,157
Net (decrease) increase in cash and cash equivalents	(28,928)	(6,381)	31,617
Cash and cash equivalents, beginning of year	58,975	65,356	33,739
Cash and cash equivalents, end of year	$ 30,047	$ 58,975	$ 65,356
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 66,964	$ 51,703	$ 33,079
Income taxes	$ 5,812	$ 5,230	$ 5,850
Non-cash transfers of loans to other real estate	$ 8,080	$ 264	$ 167

See accompanying notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Fidelity Southern Corporation and its wholly owned subsidiaries. Fidelity Southern Corporation ("FSC" or "Fidelity") owns 100% of Fidelity Bank (the "Bank") and LionMark Insurance Company ("LIC"), an insurance agency offering consumer credit related insurance products. FSC also owns five subsidiaries established to issue trust preferred securities, which entities are not consolidated for financial reporting purposes. FSC is a financial services company that offers traditional banking, mortgage, and investment services to its customers, who are typically individuals or small to medium sized businesses. All significant intercompany accounts and transactions have been eliminated in consolidation. The "Company", as used herein, includes FSC and its subsidiaries, unless the context otherwise requires.

The consolidated financial statements have been prepared in conformity with U. S. generally accepted accounting principles followed within the financial services industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the calculations of and the amortization of capitalized servicing rights and the valuation of real estate or other assets acquired in connection with foreclosures or in satisfaction of loans. In addition, the actual lives of certain amortizable assets and income items are estimates subject to change.

The Company has five trust preferred subsidiaries which are deconsolidated for financial reporting purposes in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46(R) "Consolidation of Variable Interest Entities (revised December 2003), an Interpretation of ARB No. 51". The equity investments in the subsidiaries created to issue the obligations, the obligations themselves, and related dividend income and interest expense are reported on a deconsolidated basis, with the investments reported as other assets and dividends included as other noninterest income. The obligations, including the amount related to the equity investments are reported as subordinated debt, with related interest expense reported as interest on subordinated debt. The Company principally operates in one business segment, which is community banking.

Cash and Cash Equivalents

Cash and cash equivalents include cash, amounts due from banks, and Federal funds sold. Generally, Federal funds are purchased and sold within one-day periods.

Investment Securities

In accordance with Statements of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company classifies our investment securities in one of the following three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. The Company does not engage in that activity. Held-to-maturity securities are those designated as held-to-maturity when purchased, which the Company has the ability and positive intent to hold until maturity. All other debt securities not included in trading or held-to-maturity are classified as available-for-sale.

Available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at cost, adjusted for the amortization of premiums or accretion of discounts. Unrealized gains and losses, net of related income taxes, on available-for-sale securities are excluded from income and are reported as a separate component of shareholders' equity. A decline in the fair value below cost of any available-for-sale or held-to-maturity security that is deemed other than temporary results in a charge to income and the establishment of a new cost basis for the security.

Purchase premiums and discounts are amortized or accreted over the life of the related investment securities as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned. Realized gains and losses for securities sold are included in income on a trade date basis and are derived using the specific identification method for determining the cost of securities sold.

Loans and Interest Income

Loans are reported at principal amounts outstanding net of deferred fees and costs. Interest income is recognized using the effective interest method on the principal amounts outstanding. Rate related loan fee income is included in interest income. Loan origination and commitment fees as well as certain direct origination costs are deferred and the net amount is amortized as an adjustment of the yield over the contractual lives of the related loans, taking into consideration assumed prepayments.

For commercial, construction, Small Business Administration ("SBA") and real estate loans, the accrual of interest is discontinued and the loan categorized as nonaccrual when, in management's opinion, due to deterioration in the financial position of the borrower, the full repayment of principal and interest is not expected or principal or interest has been in default for a period of 90 days or more, unless the obligation is both well secured and in the process of collection within 30 days. Commercial, construction, SBA and real estate secured loans may be returned to accrual status when management expects to collect all principal and interest and the loan has been brought fully current. Consumer loans are placed on nonaccrual upon becoming 90 days past due or sooner if, in the opinion of management, the full repayment of principal and interest is not expected. Any payment received on a loan on which the accrual of interest has been suspended is applied to reduce principal.

When a loan is placed on nonaccrual, interest accrued during the current accounting period is reversed. Interest accrued in prior periods, if significant, is charged off against the allowance and adjustments to principal made if the collateral related to the loan is deficient.

Impaired loans are evaluated based on the present value of expected future cash flows discounted at the loan's original effective interest rate, or at the loan's observable market price, or the fair value of the collateral, if the loan is collateral dependent. Impaired loans are specifically reviewed loans for which it is probable that the Bank will be unable to collect all amounts due according to the terms of the loan agreement. A specific valuation allowance is required to the extent that the estimated value of an impaired loan is less than the recorded investment. SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," does not apply to large groups of smaller balance, homogeneous loans, which are consumer installment loans, and which are collectively evaluated for impairment. Smaller balance commercial loans are also excluded from the application of the statement. Interest on impaired loans is reported on the cash basis as received when the full recovery of principal and interest is anticipated, or after full principal and interest has been recovered when collection of interest is in question.

Allowance for Loan Losses

The allowance for loan losses is established and maintained through provisions charged to operations. Such provisions are based on management's evaluation of the loan portfolio, including loan portfolio concentrations, current economic conditions, the economic outlook, past loan loss experience, adequacy of underlying collateral, and such other factors which, in management's judgment, deserve consideration in estimating loan losses. Loans are charged off when, in the opinion of management, such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

A formal review of the allowance for loan losses is prepared at least quarterly to assess the probable credit risk inherent in the loan portfolio, including concentrations, and to determine the adequacy of the allowance for loan losses. For purposes of the monthly management review, the consumer loan portfolio is separated by loan type and each loan type is treated as a homogeneous pool. In accordance with the Interagency Policy Statement on the Allowance for Loan and Lease Losses, the level of allowance required for each loan type is determined based upon current trends in charge-off rates for each loan type, adjusted for changes in these pools, which includes current information on the payment performance of each loan type. A probable loss allocation factor is determined for all loan categories based on historic charge-off experience, current trends, economic conditions, and other current factors. The risk factor, when multiplied by the dollar value of loans, results in the amount of the allowance for loan losses allocated to these loans. Additionally, every commercial, commercial real estate, SBA, and construction loan is assigned a risk rating using established credit policy guidelines. Every nonperforming commercial, commercial real estate, SBA, and construction loan 90 days or more past due and with outstanding balances exceeding $50,000, as well as certain other performing loans with greater than normal credit risks as determined by management and the Credit Review Department ("Credit Review"), are reviewed monthly by Credit Review to determine the level of allowance required to be specifically allocated to these loans. The amounts so determined are then added to or subtracted from the previously allocated allowance by category to determine the required allowance for commercial, commercial real estate, SBA, and construction loans. Management reviews its allocation of the allowance for loan losses versus the actual performance of each of the portfolios and adjusts allocation rates to reflect the recent performance of the portfolio, as well as current underwriting standards and other current factors which might impact the estimated losses in the portfolio.

In determining the appropriate level for the allowance, management ensures that the overall allowance appropriately reflects a margin for the imprecision inherent in most estimates of the range of probable credit losses. This additional allowance may be reflected in an unallocated portion of the allowance. Based on management's evaluation of the allowance for loan losses, a provision for loan losses is charged to operations if additions to the allowance are required.

Management believes that the allowance for loan losses is adequate and appropriate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions or other factors. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Additionally, contractually outstanding and undisbursed loan commitments and letters of credit have a loss factor applied similar to the outstanding balances of loan portfolios. Additions to the reserve for outstanding loan commitments are not included in the allowance for loan losses but, instead, are included in other liabilities, and are reported as other operating expenses and not included in the provision for loan losses.

A substantial portion of the Bank's loans is secured by real estate located in the metropolitan Atlanta, Georgia, area. In addition, most of the Bank's other real estate and most consumer loans are located in this same market area. Accordingly, the ultimate collectibility of a substantial portion of the loan portfolio and the recovery of a substantial portion of the carrying amount of other real estate are susceptible to changes in market conditions in this market area.

Loans Held-For-Sale

Loans held-for-sale include certain originated residential mortgage loans, certain SBA loans, and a pool of indirect automobile loans at December 31, 2007 and 2006. The Company has the ability and intent to sell loans classified as held-for-sale and those loans held-for-sale are recorded at the lower of cost or market on an aggregate basis. For residential mortgage loans, this is determined by outstanding commitments from investors for committed loans and on the basis of current delivery prices in the secondary mortgage market for uncommitted loans, if any. For SBA loans, this is determined primarily based on loan performance and available market information. For indirect automobile loans, the market is determined based on evaluating the estimated market value of the pool being accumulated for sale. Based upon loan performance, commitment pricing, and available market information, no valuation adjustment was required at December 31, 2007 or 2006, as the fair values or committed sales prices for such held-for-sale loans approximated or exceeded their carrying values. There are certain regulatory capital requirements that must be met in order to qualify to originate residential mortgage loans and these capital requirements are monitored to assure compliance.

Gains and losses on sales of loans are recognized at the settlement date. Gains and losses are determined as the difference between the net sales proceeds, including the estimated value associated with servicing assets or liabilities, and the net carrying value of the loans sold.

Capitalized Servicing Assets and Liabilities

The majority of the indirect automobile loan pools and certain SBA loans are sold with servicing retained. When the contractually specific servicing fees on loans sold servicing retained exceed the estimated costs to service those loans, a capitalized servicing asset is recognized. When the estimated costs to service loans exceed the contractually specific servicing fees on loans sold servicing retained, a capitalized servicing liability is recognized. Servicing assets and servicing liabilities are amortized over the expected lives of the serviced loans utilizing the interest method. Management makes certain estimates and assumptions related to costs to service varying types of loans and pools of loans, the projected lives of loans and pools of loans sold servicing retained, and discount factors used in calculating the present values of servicing fees projected to be received.

No less frequently than quarterly, management reviews the status of all loans and pools of loans sold with related servicing assets to determine if there is any impairment to those assets due to such factors as earlier than estimated repayments or significant prepayments. Any impairment identified in these assets will result in reductions in their carrying values and a corresponding reduction in operating revenues.

Premises and Equipment

Premises and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over an estimated useful life of 20 to 39 years for buildings and three to 15 years for furniture and equipment. Leasehold improvements are amortized using the straight-line method over the lease term or estimated useful life, whichever is shorter.

Other Real Estate

Other real estate represents property acquired through foreclosure or deed in lieu of foreclosure in satisfaction of loans. Other real estate is carried at the lower of cost or fair value less estimated selling costs. Fair value is determined on the basis of current appraisals, comparable sales, and other estimates of value obtained principally from independent sources and may include an undivided interest in the fair value of other repossessed assets. Any excess of the loan balance at the time of foreclosure or acceptance in satisfaction of loans over the fair value less selling costs of the real estate held as collateral is treated as a loan loss and charged against the allowance for loan losses. Gain or loss on sale and any subsequent adjustments to reflect changes in fair value and selling costs are recorded as a component of income. Based on appraisals, environmental tests, and other evaluations as necessary, superior liens, if any, may be serviced or satisfied and repair or capitalizable expenditures may be incurred in an effort to maximize recoveries.

Income Taxes

The Company files a consolidated Federal income tax return. Taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of SFAS No. 109" ("FIN 48"), effective January 1, 2007. See "Recent Accounting Pronouncements" for the details.

Earnings Per Common Share

Earnings per share are presented in accordance with requirements of SFAS No. 128, "Earnings Per Share." Any difference between basic earnings per share and diluted earnings per share is a result of the dilutive effect of stock options.

Share-based Compensation

Prior to January 1, 2006, the Company accounted for stock-based compensation under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related Interpretations, as permitted by SFAS No. 123, "Accounting for Stock-Based compensation" ("SFAS No. 123"). Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)") using the modified prospective method ("modified prospective application"), which requires the recognition of expense over the remaining vesting period for the portion of awards not fully vested as of January 1, 2006. Under the modified prospective application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. The attribution of compensation costs for earlier awards will be based on the same method and on the same grant-date fair values previously determined for the pro forma disclosures required for companies that did not adopt the fair value accounting method for stock-based employee compensation. The adoption of SFAS 123(R) resulted in pre-tax expense in 2006 of $30,000 and did not have a significant effect on our operations and financial condition. Future levels of compensation costs recognized related to stock-based compensation awards (including the aforementioned expected costs during the period of adoption) may be impacted by new awards and/or modifications, repurchases, and cancellations of existing awards before and after the adoption of the standard as well as possible future changes in the underlying valuation assumptions used in the Black-Scholes Option Pricing model.

Recent Accounting Pronouncements

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets ("SFAS No. 156"). This statement amended SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. SFAS No. 156 requires companies to recognize a servicing asset or servicing liability initially at fair value each time they undertake an obligation to service a financial asset by entering into a servicing contract. The statement permits a company to choose either the amortized cost method or fair value measurement method for each class of separately recognized servicing asset. This statement is effective as of the beginning of a company's first fiscal year after September 15, 2006. The adoption of SFAS No. 156 did not have a material impact to the Company's financial condition or statement of operations.

In July 2006, the FASB issued FIN 48. This interpretation of SFAS No. 109 prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements, as well as criteria for subsequently recognizing, derecognizing and measuring such tax positions for financial statement purposes. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes. In addition, FIN 48 removes income taxes from the guidance of SFAS No. 5, "Accounting for Contingencies." The Company adopted FIN 48 on January 1, 2007. As a result of the implementation, the Company recorded a $96,000 increase in the net liability for uncertain tax positions, which was recorded as an adjustment to the opening balance of retained earnings. In the third quarter of 2007, the Company reduced its net liability by $59,000, which related to income tax returns no longer subject to examinations by taxing authorities. The total amount of uncertain tax benefits at December 31, 2007 was $119,000.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") on EITF Issue No. 06-5, "Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance With FASB Technical Bulletin No. 85-4, *Accounting for Purchases of Life Insurance*," ("EITF No. 06-05"). EITF No. 06-05 indicates that the cash surrender value as well as additional amounts included in the contractual terms of the policy that will be paid upon surrender of the policy should be considered in determining the amount recognized as an asset. In addition, the amount that could be realized under the insurance contract should be determined on assumed surrender at the individual policy or certificate level, unless all are required to be surrendered as a group. In addition, fixed amounts recoverable in future periods in excess of one year should be recorded at their present value. The Company adopted EITF No. 06-05 on January 1, 2007. There was no material impact on the Company's financial condition or statement of operations.

In September 2006, the FASB ratified the consensus on EITF issue No. 06-04, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF No. 06-04"). EITF No. 06-04 requires recognition of a liability and related compensation costs for endorsement split dollar life insurance policies that provide a benefit to an employee that extends to postretirement periods. EITF No. 06-04 is effective as of a company's first fiscal year after December 15, 2007, and should be applied as a change in accounting principle through a cumulative-effect adjustment to retained earnings or through retrospective application. The Company expects to record a debit to retained earnings of $594,000 in the first quarter of 2008 and expects to have ongoing expense of approximately $200,000 per year.

In September 2006, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin ("SAB") No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"). SAB 108 addresses the diversity in quantifying financial statement misstatements and the potential to build up improper amounts on the balance sheet. The bulletin requires that both a balance sheet approach and an income statement approach should be used when quantifying and evaluating the materiality of a misstatement. It also contains guidance on correcting errors under this dual approach. It does not change the position in SAB No. 99 regarding qualitative considerations in assessing materiality of misstatements. SAB No. 108 is effective as of a company's first fiscal year after November 15, 2006. The adoption of SAB No. 108 did not have a material impact on the Company's financial condition or statement of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It does not require any new fair value measurements but applies whenever other accounting pronouncements require or permit fair value measurements. The Company adopted this statement effective January 1, 2008. There was no material impact on the Company's financial condition and statement of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS No. 158"). This statement requires the recognition of the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in the statement of financial position and recognition of changes in that funded status in the year in which the changes occur through comprehensive income. It also requires measurement of the funded status of the plan as of the date of the year-end statement of financial position. The Company adopted the statement effective January 1, 2007. There was no material impact on the Company's financial condition or statement of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). This statement provides companies with an option to report selected financial assets and liabilities at fair value in an effort to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Company adopted this statement effective January 1, 2008. There was no material impact on the Company's financial condition and statement of operations.

2. Regulatory Matters

The Board of Governors of the Federal Reserve System (the "FRB") is the primary regulator of FSC, a bank holding company. The Bank is a state chartered commercial bank subject to Federal and state statutes applicable to banks chartered under the banking laws of the State of Georgia and to banks whose deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC"), the Bank's primary Federal regulator. The Bank is a wholly owned subsidiary of FSC. The FRB, the FDIC, and the Georgia Department of Banking and Finance (the "GDBF") have established capital adequacy requirements as a function of their oversight of bank holding companies and state chartered banks. Each bank holding company and each bank must maintain certain minimum capital ratios.

The Bank's primary Federal regulator is the FDIC and the GDBF is its state regulator. The FDIC and the GDBF examine and evaluate the financial condition, operations, and policies and procedures of state chartered commercial banks, such as the Bank, as part of their legally prescribed oversight responsibilities. Additional supervisory powers and regulations mandated by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") include a "prompt corrective action" program based upon five regulatory categories for banks in which all banks are placed, largely based on their capital positions. Regulators are permitted to take increasingly harsh action as a bank's financial condition declines. Regulators are also empowered to place in receivership or require the sale of a bank to another institution when a bank's capital leverage ratio reaches 2%. Better capitalized institutions are subject to less onerous regulation and supervision than banks with lesser amounts of capital.

To implement the prompt corrective action provisions of FDICIA, the FDIC has adopted regulations placing financial institutions in the following five categories based upon capitalization ratios: (i) a "well capitalized" institution has a total risk-based capital ratio of at least 10%, a Tier 1 risk-based ratio of at least 6% and a leverage ratio of at least 5% and is not subject to an enforcement action requiring it to maintain a specific level of capital; (ii) an "adequately capitalized" institution has a total risk-based ratio of at least 8%, a Tier 1 risk-based ratio of at least 4% and a leverage ratio of at least 4% (or 3% if it received a CAMELS composite rating of 1 and is not experiencing significant growth); (iii) an "undercapitalized" institution has a total risk-based ratio of under 8%, a Tier 1 risk-based ratio of under 4% or a leverage ratio of under 4% (or 3% in certain circumstances); (iv) a "significantly undercapitalized" institution has a total risk-based ratio of under 6%, a Tier 1 risk-based ratio of under 3% or leverage ratio of under 3%; and (v) a "critically undercapitalized" institution has a leverage ratio of 2% or less. Institutions in any of the three undercapitalized categories are prohibited from declaring dividends or making capital distributions. The regulations also establish procedures for "downgrading" an institution to a lower capital category based on supervisory factors other than capital.

Capital leverage ratio standards require a minimum ratio of Tier 1 capital to adjusted total assets ("leverage ratio") for the Bank of 4.0%. Institutions experiencing or anticipating significant growth or those with other than minimum risk profiles may be expected to maintain capital above the minimum levels.

The following table sets forth the capital requirements for the Bank under FDIC regulations and the Bank's capital ratios at December 31, 2007 and 2006:

	FDIC Regulations		December 31,	
Capital Ratios	Adequately Capitalized	Well Capitalized	2007	2006
Leverage	4.00%	5.00%	**8.10%**	7.98%
Risk-Based Capital:				
Tier 1	4.00	6.00	**8.60**	8.44
Total	8.00	10.00	**10.29**	10.05

The FRB, as the primary regulator of FSC, has established capital requirements as a function of its oversight of bank holding companies.

The following table depicts FSC's capital ratios at December 31, 2007 and 2006, in relation to the minimum capital ratios established by the regulations of the FRB (dollars in thousands):

	December 31, 2007		December 31, 2006	
	Amount	Percent	Amount	Percent
Tier 1 Capital:				
Actual	**$132,637**	**8.43 %**	$128,316	8.54 %
Minimum	**62,954**	**4.00**	60,126	4.00
Excess	**$ 69,683**	**4.43 %**	$ 68,190	4.54 %
Total Risk-Based Capital:				
Actual	**$181,567**	**11.54 %**	$155,944	10.37 %
Minimum	**125,909**	**8.00**	120,251	8.00
Excess	**$ 55,658**	**3.54 %**	$ 35,693	2.37 %
Tier 1 Capital Leverage Ratio:				
Actual		**7.93 %**		8.07 %
Minimum		**3.00**		3.00
Excess		**4.93 %**		5.07 %

Below are FSC's relevant capital ratios under FRB regulations as of December 31, 2007 and 2006:

Capital Ratios	FRB Minimum Capital Ratio	December 31 2007	December 31 2006
Leverage	4.00%	**7.93%**	8.07 %
Risk-Based Capital:			
Tier 1	4.00	**8.43**	8.54
Total	8.00	**11.54**	10.37

On March 1, 2005, the FRB announced the adoption of a rule entitled "Risk Based Capital Standards: Trust Preferred Securities and the Definition of Capital" ("Rule") regarding risk-based capital standards for bank holding companies ("BHCs") such as FSC. The Rule provides for a five-year transition period, with an effective date of March 31, 2009, but requires BHCs not meeting the standards of the Rule to consult with the FRB and develop a plan to comply with the standards by the effective date.

The Rule defines the restricted core capital elements, including trust preferred securities, which may be included in Tier 1 capital, subject to an aggregate 25% of Tier 1 capital net of goodwill limitation. Excess restricted core capital elements may be included in Tier 2 capital, with trust preferred securities and certain other restricted core capital elements subject to a 50% of Tier 1 capital limitation. The Rule requires that trust preferred securities be excluded from Tier 1 capital within five years of the maturity of the underlying junior subordinated notes issued and be excluded from Tier 2 capital within five years of that maturity at 20% per year for each year during the five-year period to the maturity. The Company's first junior subordinated note matures in March 2030.

The Company's only restricted core capital elements consist of $65.5 million in trust preferred securities issues and $1.3 million in goodwill; therefore, the Rule has a minimal impact on our capital ratios, financial condition, or operating results. The trust preferred securities are eligible for our regulatory Tier 1 capital, with a limit of 25% of the sum of all core capital elements. All amounts exceeding the 25% limit are includable in our regulatory Tier 2 capital.

3. Investment Securities

Investment securities at December 31, 2007 and 2006, are summarized as follows (dollars in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale at December 31, 2007:				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	**$ 5,000**	**$ 7**	**$ –**	**$ 5,007**
Municipal securities	**10,985**	**131**	**(66)**	**11,050**
Mortgage backed securities	**88,461**	**104**	**(1,473)**	**87,092**
Total	**$104,446**	**$ 242**	**$(1,539)**	**$103,149**
Securities held-to-maturity at December 31, 2007:				
Mortgage backed securities	**$ 29,064**	**$ 10**	**$ (347)**	**$28,727**
Securities available-for-sale at December 31, 2006:				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 9,997	$ –	$ (80)	$ 9,917
Mortgage backed securities	101,363	17	(2,501)	98,879
Total	$111,360	$ 17	$(2,581)	$108,796
Securities held-to-maturity at December 31, 2006:				
Mortgage backed securities	$ 33,182	$ 10	$ (707)	$ 32,485

One $5 million agency security was called in 2007. There were no sales of investment securities during 2007 and 2006. Proceeds from sales of investment securities available-for-sale during 2005 were $2 million. A gross gain of $2,000 was realized in the 2007 called security. Gross gains of $32,000 were realized on the 2005 security sales. There were no investments held in trading accounts during 2007, 2006 or 2005.

The following table depicts the amortized cost and estimated fair value of investment securities at December 31, 2007 and 2006.

	December 31, 2007		December 31, 2006	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-Sale				
U.S. Treasury securities and obligations of U.S. Government corporations and agencies	$ 5,000	$ 5,007	$ 9,997	$ 9,917
Municipal securities	10,985	11,050	–	–
Mortgage backed securities	88,461	87,092	101,363	98,879
Total	$104,446	$103,149	$111,360	$108,796
Held-to-Maturity				
Mortgage backed securities	$ 29,064	$ 28,727	$ 33,182	$ 32,485

The following table reflects the gross unrealized losses and fair values of investment securities with unrealized losses at December 31, 2007 and 2006, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss and temporarily impaired position (dollars in thousands):

	12 Months or Less		More Than 12 Months	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale at December 31, 2007				
U.S. Government corporations and agencies	$ –	$ –	$ –	$ –
Municipal securities	5,805	66	–	–
Mortgage backed securities	–	–	67,890	1,473
Total	$5,805	$ 66	$67,890	$1,473
Held-to-Maturity at December 31, 2007				
Mortgage backed securities	$ –	$ –	$28,191	$ (347)
Available-for-Sale at December 31, 2006				
U.S. Government corporations and agencies	$ –	$ –	$ 9,917	$ 80
Mortgage backed securities	27,793	70	71,086	2,431
Total	$27,793	$ 70	$ 81,003	$ 2,511
Held-to-Maturity at December 31, 2006				
Mortgage backed securities	$ –	$ –	$ 31,771	$ 706

Declines in fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the financial conditions and near term prospects of the insurer, if applicable, (iv) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Certain individual investment securities were in a continuous unrealized loss position at December 31, 2007 and 2006, for 37 months and 25 months, respectively. However, all these investment securities at December 31, 2007, were agency notes and agency pass-through mortgage backed securities and the unrealized loss positions resulted not from credit quality issues, but from market interest rate increases over the interest rates prevalent at the time the securities were purchased, and are considered temporary.

At December 31, 2007, the Company had unrealized losses of $66,000 related to 16 individual municipal securities purchased during 2007, all of which are general obligations of the municipalities. In determining other-than-temporary losses on municipal securities, management primarily considers the credit rating of the municipality itself as the primary source of repayment and secondarily the financial viability of the insurer of the obligation.

Also, as of December 31, 2007, management had the ability and intent to hold the temporarily impaired securities for a period of time sufficient for a recovery of cost. Accordingly, as of December 31, 2007, management believes the impairments detailed in the table above are temporary and no impairment loss has been recognized in the Company's Consolidated Statements of Income.

Investment securities with a carrying value aggregating approximately $122 million and $136 million at December 31, 2007 and 2006, respectively, were pledged as collateral for: (i) public deposits with pledged amounts totaling $74 million and $70 million, respectively; (ii) securities sold under overnight agreements to repurchase with pledged amounts totaling $33 million and $39 million, respectively; (iii) collateral for certain short-term and long-term fixed rate laddered maturity borrowings with pledged amounts totaling approximately $14 million and $26 million at December 31, 2007 and 2006, respectively, and (iv) for other purposes required by law with pledged amounts totaling $829,000 at December 31, 2007, and $929,000 at December 31, 2006, respectively.

4. Loans

Loans outstanding, by classification, are summarized as follows, net of deferred loan fees of $1.0 million and $509,000 at December 31, 2007 and 2006, respectively (dollars in thousands):

	December 31,	
	2007	**2006**
Commercial, financial and agricultural	**$ 116,560**	$ 122,961
Real estate-mortgage-commercial	**189,881**	163,275
Total commercial	**306,441**	286,236
Real estate-construction	**282,056**	306,078
Real estate-mortgage-residential	**93,673**	91,652
Consumer installment	**706,188**	646,790
Total loans	**1,338,358**	1,330,756
Less: Allowance for loan losses	**16,288**	13,944
Loans, net of allowance	**$1,372,070**	$1,316,812

Loans held-for-sale at December 31, 2007 and 2006, totaled approximately $64 million and $58 million, respectively, of which $38 million and $43 million, respectively, were indirect automobile loans; and $24 million and $15 million were SBA loans at December 31, 2007 and 2006, respectively; and $1 million and $321,000, respectively, were residential mortgage loans. The Bank was servicing for others 21,330 and 19,408 indirect automobile loans on December 31, 2007 and 2006, respectively, totaling $294 million and $268 million, respectively. The Bank was also servicing 113 SBA loan sales or participations totaling $61.6 million at December 31, 2007, and 73 SBA loan sales or participations totaling $36 million at December 31, 2006.

Approximately $68 million and $75 million in commercial loans secured by real estate; $42 million and $44 million in home equity lines of credit and second mortgage loans on residential real estate; and $24 million and $24 million in residential first mortgage real estate loans were pledged to the Federal Home Loan Bank of Atlanta (the "FHLB") at December 31, 2007 and 2006, respectively, as collateral for borrowings. In addition, there were $164,000 and $3 million in multifamily first mortgage real estate loans pledged to the FHLB at December 31, 2007 and 2006, respectively. Approximately $128 million and $107 million in indirect automobile loans were pledged to the Federal Reserve Bank of Atlanta at December 31, 2007 and 2006, respectively, as collateral for potential Discount Window contingent borrowings.

Loans in nonaccrual status totaled approximately $14 million, $5 million, and $2 million at December 31, 2007, 2006 and 2005, respectively. The average recorded investment in impaired loans during 2007, 2006, and 2005 was approximately $13 million, $4 million, and $3 million, respectively. If such impaired loans had been on a full accrual basis, interest income on these loans would have been approximately $188,000, $133,000, and $71,000, in 2007, 2006, and 2005, respectively.

Loans totaling approximately $8 million, $264,000, and $167,000 were transferred to other real estate in 2007, 2006, and 2005, respectively. There was no other real estate subject to a long-term first mortgage at December 31, 2007. There were write-downs totaling $85,000 in 2007 on other real estate owned recorded in other operating expenses. There were no write-downs on other real estate owned during 2006 and 2005. There were proceeds from sales of approximately $1.2 million, $376,000, and $442,000 from other real estate owned by the Company in 2007, 2006, and 2005, respectively, resulting in gains on sales of $118,000, $112,000 and $28,000 in 2007, 2006 and 2005, respectively.

Real estate owned consisted of the following (dollars in thousands):

	December 31,	
	2007	**2006**
Commercial	**$1,577**	$ –
Residential	**2,652**	–
Lots	**3,078**	–
Total real estate owned	**$7,307**	$ –

Gains on sales and capitalized costs related to real estate owned are summarized below (dollars in thousands):

	For the Years Ended December 31,		
	2007	**2006**	**2005**
Net gains on sales of real estate owned..	**$118**	$112	$28
Capitalized costs of real estate owned....	**$367**	$ –	$ –

The Bank has loans outstanding to various executive officers, directors, and their related interests. Management believes that all of these loans were made in the ordinary course of business on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other customers, and did not involve more than normal risks. The following is a summary of activity during 2007 for such loans (dollars in thousands):

Loan balances at January 1, 2007	**$ 327**
New loans	**1,307**
Less – Loan repayments	**242**
Loan balances at December 31, 2007	**$1,392**

The following is a summary of activity in the allowance for loan losses (dollars in thousands):

	December 31,		
	2007	**2006**	**2005**
Balance at beginning of year	**$13,944**	$12,643	$12,174
Provision for loan losses	**8,500**	3,600	2,900
Loans charged off	**(7,517)**	(3,689)	(3,435)
Recoveries on loans charged off	**1,361**	1,390	1,004
Balance at end of year	**$16,288**	$13,944	$12,643

Impaired loans are summarized as follows at December 31, 2007 and 2006 (dollars in thousands):

	December 31,	
	2007	2006
Impaired loans with related allowance for loan losses calculated under SFAS No. 114	**$17,591**	$2,599
Impaired loans with no related allowance for loan losses calculated under SFAS No. 114	**11,544**	23,985
Total impaired loans	**$29,135**	$26,584
Valuation allowance related to impaired loans	**$ 1,310**	$ 427

The average impaired loans and interest income recognized are summarized below (dollars in thousands):

	For the Years Ended December 31,		
	2007	2006	2005
Average impaired loans[(1)]	**$18,007**	$24,958	$27,895
Interest income recognized on impaired loans	**$ 1,845**	$ 1,938	$ 1,637
Cash basis interest recognized on impaired loans	**$ –**	$ 128	$ –

(1) Average based on end of month outstandings

5. Premises and Equipment

Premises and equipment are summarized as follows (dollars in thousands):

	December 31,	
	2007	**2006**
Land	**$ 5,051**	$ 5,051
Buildings and improvements	**14,983**	14,712
Furniture and equipment	**16,650**	16,979
	36,684	36,742
Less accumulated depreciation and amortization	**17,863**	17,939
Premises and equipment, net	**$18,821**	$18,803

6. Deposits

Time deposits over $100,000 as of December 31, 2007 and 2006, were approximately $285 million and $277 million, respectively. Maturities for time deposits over $100,000 as of December 31, 2007, in excess of one year are as follows: $26 million in one to two years, $4 million in two to three years, and $2 million in three to five years. Related interest expense was $16 million, $12 million, and $7 million for the years ended December 2007, 2006, and 2005, respectively. Included in demand and money market deposits were NOW accounts totaling $119 million, $88 million, and $121 million at December 31, 2007, 2006, and 2005, respectively.

Brokered deposits obtained through investment banking firms under master certificates totaled approximately $137 million, $132 million, and $102 million as of December 31, 2007, 2006, and 2005, respectively, and were included in other time deposits. Brokered deposits outstanding at December 31, 2007, were acquired in 2007, 2006 and 2005 and had original maturities of 12 to 60 months. Brokered deposits outstanding at December 31, 2006, were acquired in 2006 and 2005 and had original maturities of seven to 60 months. The weighted average cost of brokered deposits at December 31, 2007, 2006, and 2005, was 5.02%, 4.60%, and 4.09%, respectively, and related interest expense totaled $5.9 million, $5.5 million, and $2.6 million during 2007, 2006, and 2005, respectively.

7. Short-Term Borrowings

Short-term debt is summarized as follows (dollars in thousands):

	December 31, 2007	December 31, 2006
Unsecured overnight Federal funds purchased from commercial banks at an average rate of 3.85% and 5.40% at December 31, 2007 and 2006, respectively	**$ 5,000**	$20,000
Overnight repurchase agreements primarily with commercial customers at an average rate of 1.53% and 1.87% at December 31, 2007 and 2006, respectively	**23,954**	21,061
FHLB collateralized borrowing with a fixed rate of 4.56% at December 31, 2007 and a maturity date of January 30, 2008	**20,000**	–
FHLB collateralized borrowing with a fixed rate of 4.58% at December 31, 2007 and a maturity date of February 19, 2008	**15,000**	–
FHLB collateralized borrowing with a daily rate of 5.52% at December 31, 2006, and a maturity date of January 2, 2007, and prepayable without penalty at any time	**–**	20,000
Fixed rate debt collateralized with mortgage backed securities with an interest rate of 3.90% and 3.51% maturing November 17, 2008 and 2007, respectively	**7,000**	6,000
Fixed rate debt collateralized with mortgage backed securities with an interest rate of 3.71% and 3.36% maturing December 11, 2008 and 2007, respectively	**5,000**	5,000
Other short-term borrowings	**70,954**	52,061
Total	**$75,954**	$72,061

Short-term borrowings mature either overnight or on a remaining fixed maturity not to exceed one year. Overnight repurchase agreements consist primarily of balances in the transaction accounts of commercial customers swept nightly to an overnight investment account. All short-term repurchase agreements are collateralized with investment securities having a market value equal to or greater than, but approximating, the balance borrowed. Term fixed rate advances with the FHLB are collateralized with pledged qualifying real estate loans. A daily rate line of credit advance with the FHLB is a line collateralized with pledged qualifying real estate loans which may be increased or decreased daily and may be drawn on to the extent of available pledged collateral. It reprices daily and bears a rate comparable to that of overnight Federal funds. At December 31, 2007 and 2006, the Company had a collateralized line of credit with the FHLB, which required loans secured by real estate, investment securities or other acceptable collateral, to borrow up to a maximum of approximately $169 million and $165 million, respectively, subject to available qualifying pledged collateral. At December 31, 2007 and 2006, the Company had a contingent line of credit collateralized with consumer loans with the Federal Reserve Bank of Atlanta Discount Window. In addition, the Company had an unused term repurchase line available with another financial institution at December 31, 2007 and 2006, the borrowing amount is dependent upon the market value of securities available to transfer and the agreed upon Buyer's Margin Amount, as defined in the repurchase line. The Company had securities with an aggregate market value of $9 million and $18 million available under the repurchase line at December 31, 2007 and 2006, respectively. Finally, the Company had $62 million in total unsecured Federal funds lines available with various financial institutions as of December 31, 2007 and 2006. The weighted average rate on short-term borrowings outstanding at December 31, 2007, 2006, and 2005, was 3.44%, 4.10% and 3.09%, respectively.

8. Subordinated Debt and Other Long-Term Debt

Subordinated Debt and Other Long-term Debt are summarized as follows (dollars in thousands):

	December 31,	
	2007	2006
Subordinated Debt		
Fixed rate 30-year capital pass-through securities with interest at 10.875%, payable semi-annually, redeemable in whole or part on or after March 8, 2010, at a declining redemption price ranging from 105.438% to 100%	**$10,825**	$10,825
Fixed rate 30-year trust preferred securities with interest at 11.045%, payable semi-annually, redeemable in whole or part on or after July 19, 2010, at a declining redemption price ranging from 105.523% to 100%	**10,309**	10,309
Floating rate 30-year capital securities with interest adjusted quarterly at three-month LIBOR plus 3.10%, with a rate at December 31, 2007 and 2006, of 7.96% and 8.47%, respectively, with interest payable quarterly, redeemable in whole or part on or after June 26, 2008, at a redemption price of 100%	**15,464**	15,464
Floating rate 30-year capital securities with interest adjusted quarterly at three-month LIBOR plus 1.89%, with a rate at December 31, 2007 and 2006, of 6.88% and 7.25%, respectively, with interest paid quarterly, redeemable in whole or part on or after March 17, 2010, at a redemption price of 100%.	**10,310**	10,310
Fixed/Floating rate 30-year capital securities with interest fixed at 6.62% until September 15, 2012, when the interest rate will become variable and adjusted quarterly at three-month LIBOR plus 1.40%, with interest payable quarterly, redeemable in whole or part on or after September 15, 2012, at a redemption price of 100%.	**20,619**	–
Subordinated debt	**67,527**	46,908
Long-Term Debt		
Fixed rate debt with an interest rate of 3.90% maturing November 17, 2008	–	7,000
Fixed rate debt with an interest rate of 3.71% maturing December 11, 2008	–	5,000
FHLB five year European Convertible Advance with interest at 4.38% maturing November 3, 2010, with a one-time FHLB conversion option to reprice to a three-month LIBOR-based floating rate at the end of two years	–	25,000
FHLB three year European Convertible Advance with interest at 4.06% maturing November 5, 2010, with a one-time FHLB conversion option to reprice to a three-month LIBOR-based floating rate at the end of one year	**25,000**	–
Long-term debt	**25,000**	37,000
Total subordinated debt and other long-term debt	**$92,527**	$83,908

Subordinated debt and other long-term debt note maturities as of December 31, 2007, are summarized as follows (dollars in thousands):

	Amount
2009	$ –
2010	25,000
2011	–
2012	–
2013	–
Thereafter	67,527
Total	$92,527

The equity investments in the subsidiaries created to issue the obligations, the obligations themselves, and related dividend income and interest expense are reported on a deconsolidated basis in accordance with FASB Interpretation No. 46, "Consolidation of variable Interest Entities, an Interpretation of ARB No. 51 (Revised)," with the investments in the amount of $2 million reported as other assets and dividends included as other noninterest income. The obligations, including the amount related to the equity investments, in the amount of $67.5 million are reported as subordinated debt, with related interest expense reported as interest on subordinated debt.

The Company has five business trust subsidiaries that are variable interest entities, FNC Capital Trust I ("FNCCTI"), Fidelity National Capital Trust I ("FidNCTI"), Fidelity Southern Statutory Trust I ("FSSTI"), Fidelity Southern Statutory Trust II ("FSSTII") and Fidelity Southern Statutory Trust III ("FSSTIII") (collectively, the "Trust Subsidiaries"). During 2000, FNCCTI and FidNCTI and during 2003, 2005, and 2007 FSSTI, FSSTII, and FSSTIII, respectively, issued common securities, all of which were purchased and are held by the Company, totaling $2 million and are classified by the Company as other assets and trust preferred securities totaling $67.5 million classified as subordinated debt, which were sold to investors, with 30-year maturities. In addition, the $2 million borrowed from the business trust subsidiaries to purchase their respective common securities are classified as subordinated debt. The trust preferred securities are callable by the business trust subsidiaries on or after defined periods. The trust preferred security holders may only terminate the business trusts under defined circumstances such as default, dissolution, or bankruptcy. The trust preferred security holders and other creditors, if any, of each business trust have no recourse to the Company and may only look to the assets of each business trust to satisfy all debts and obligations.

The only assets of the Trust Subsidiaries are subordinated debentures of the Company, which were purchased with the proceeds from the issuance of the common and preferred securities. FNCCTI and FidNCTI have fixed interest rates of 10.875% and 11.045%, respectively, while FSSTI and FSSTII have current interest rates of 7.96% and 6.88%, respectively, and reprice quarterly at interest rates set at 3.10% and 1.89%, respectively, over three-month LIBOR. FSSTIII currently has a fixed rate of 6.62% until September 15, 2012 when it will be repriced quarterly at 1.40% over three month LIBOR. The Company makes semi-annual interest payments on the subordinated debentures to FNCCTI and FidNCTI and quarterly interest payments to FSSTI, FSSTII, and FSSTIII which use these payments to pay dividends on the common and preferred securities. The trust preferred securities are eligible for regulatory Tier 1 capital, with a limit of 25% of the sum of all core capital elements. All amounts exceeding the 25% limit are includable in regulatory Tier 2 capital in the aggregate amount of 50% of the sum of all core capital elements (see Note 2 – "Regulatory Matters").

The Company had no long-term debt collateralized with mortgage backed securities at December 31, 2007 and $12 million at December 31, 2006. In November and December 2003, the Company purchased approximately $70 million in Agency mortgage backed securities, funded in part with $45 million in fixed rate long-term debt, with laddered maturities of approximately equal amounts of two years through five years. The $45 million was funded through a financial institution on a collateralized basis. As principal payments on the laddered borrowings are made at maturity, excess collateral has been released to the Company. Debt of $12 million was reclassified to short-term debt in the fourth quarter of 2007, and $11 million was reclassified to short-term debt in the fourth quarter of 2006 and the fourth quarter of 2005 when maturity dates were less than one year in duration.

In November 2005, the Company entered into a $25 million 5-year FHLB European Convertible Advance collateralized with pledged qualifying real estate loans and maturing November 3, 2010, with interest at 4.38%, with a one-time FHLB conversion option at the end of the second year. The Company utilized approximately $20 million of the proceeds of the advance to purchase mortgage backed securities. (See "Investment Securities.") Under the provisions of the advance, the FHLB converted the advance into a three month LIBOR-based floating rate advance effective November 5, 2007, at which time the Company terminated the agreement without penalty. To replace this borrowing, on November 5, 2007, the Company entered into a $25 million three year FHLB European Convertible Advance collateralized with pledged qualifying real estate loans and maturing November 5, 2010. The advance bears interest at 4.06% with a one time FHLB conversion option in November, 2008. Under the provisions of the advance, the FHLB has the option to convert the advance into a three month LIBOR based floating rate advance at which time the Company may elect to terminate the agreement without penalty or at any payment date thereafter.

There was no indebtedness to directors, executive officers, or principal holders of equity securities in excess of 5% of shareholders' equity at December 31, 2007 or 2006.

9. Income Tax

Income tax expense (benefit) attributable to pretax income consists of (dollars in thousands):

	Current	Deferred	Total
Year ended December 31, 2007:			
Federal	**$4,546**	**$(1,923)**	**$2,623**
State	**52**	**(321)**	**(269)**
	$4,598	**$(2,244)**	**$2,354**
Year ended December 31, 2006:			
Federal	$5,378	$ (953)	$4,425
State	365	(104)	261
	$5,743	$(1,057)	$4,686
Year ended December 31, 2005:			
Federal	$5,240	$ (477)	$4,763
State	335	346	681
	$5,575	$ (131)	$5,444

Income tax expense differed from amounts computed by applying the statutory U.S. Federal income tax rate to pretax income as a result of the following (dollars in thousands):

	2007	%	2006	%	2005	%
Taxes at statutory rate	**$3,056**	**34.0%**	$5,120	34.0%	$5,362	34.0%
Increase (reduction) in income taxes resulting from:						
State income tax expense, net of Federal income (benefit) tax	**(177)**	**(2.0)**	173	1.2	450	2.9
Cash surrender value of life insurance	**(376)**	**(4.2)**	(387)	(2.6)	(382)	(2.4)
Tax exempt income	**(325)**	**(3.6)**	(192)	(1.3)	(53)	(.4)
Other, net	**176**	**2.0**	(28)	(.2)	67	.4
Income tax expense	**$2,354**	**26.2%**	$4,686	31.1%	$5,444	34.5%

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2007 and 2006, are presented below (dollars in thousands):

	December 31,			
	2007		2006	
	Assets	Liabilities	Assets	Liabilities
Allowance for loan losses	**$6,183**	**$ –**	$5,293	$ –
Accelerated depreciation	**–**	**691**	–	790
Deferred loan fees, net	**–**	**11**	–	152
Deferred compensation	**566**	**–**	452	–
Other real estate	**465**	**–**	–	–
Visa settlement and indemnification	**215**	**–**	–	–
State tax carryforward	**104**	**–**	–	–
Unrealized holding losses on securities available-for-sale	**493**	**–**	975	–
Other	**336**	**67**	196	143
	$8,362	**$769**	$6,916	$1,085

There is no valuation allowance provided at December 31, 2007 and 2006 for any of the deferred tax assets based on management's belief that all deferred tax asset benefits will be realized.

Uncertain Tax Positions

The Company is subject to the possibility of a tax audit in numerous jurisdictions in the U.S. until the applicable expiration of the statutes of limitations. For Federal and state purposes, the Company is no longer subject to tax examinations by tax authorities for tax years before 2004.

Effective January 1, 2007, the Company adopted FIN 48, "Accounting for Uncertainty in Income Taxes." See "Recent Accounting Pronouncements" for additional information. As a result of the adoption of FIN 48, the Company recognized a $95,000 net increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance in retained earnings. The reconciliation of our gross unrecognized tax benefits is as follows:

Balance at January 1, 2007	$198,000
Gross increases to tax positions in prior periods	–
Gross decreases to tax positions in prior periods	–
Gross increases to current period tax positions	–
Reductions due to expiration of statute of limitations	(67,000)
Balance at December 31, 2007	$131,000

Unrecognized tax benefits related to federal and state tax positions may decrease by a range of $70,000 to $80,000 by December 31, 2008 due to tax years closing during 2008. The Company accrued approximately $67,000 and $75,000, for the payment of interest at December 31, 2007 and 2006, respectively. For financial accounting purposes, interest and penalties accrued, if any, are classified as other expense. The amount of unrecognized tax benefits at December 31, 2007 that if recognized would impact the Company's effective tax rate is $119,000.

10. Employee Benefits

The Company maintains a 401(k) defined contribution retirement savings plan (the "Plan") for employees age 21 or older. Employees' contributions to the Plan are voluntary. The Company matches 50% of the first 6% of participants' contributions in Fidelity Southern Corporation common stock. For the years ended December 31, 2007, 2006, and 2005, the Company contributed $362,927, $333,423, and $305,169 respectively, net of forfeitures, to the Plan.

The Company's 1997 Stock Option Plan authorized the grant of options to management personnel for up to 500,000 shares of the Company's common stock. All options granted have three to eight year terms and vest ratably over three to five years of continued employment. There were 70,000 options granted during 2007 under the 1997 Stock Option Plan that have four year terms and vest ratably over three years of continued employment. No options may be or were granted after March 31, 2007, under this plan.

The Fidelity Southern Corporation Equity Incentive Plan (the "2006 Incentive Plan"), permits the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, and other incentive awards ("Incentive Awards"). The maximum number of shares of our common stock that may be issued under the 2006 Incentive Plan is 750,000 shares, all of which may be stock options. Generally, no award shall be exercisable or become vested or payable more than 10-years after the date of grant. Options granted under the 2006 Incentive Plan have four year terms and vest ratably over three years of continued employment. There were 72,500 options granted during 2007 under the 2006 Incentive Plan and a total of 4,167 incentive shares have been awarded to numerous individuals based on longevity. Incentive awards available under the 2006 Incentive Plan totaled 673,333 shares at December 31, 2007.

Prior to January 1, 2006, the Company accounted for employee stock options under the recognition and measurement provisions of APB 25 and related Interpretations as permitted by SFAS No. 123. No stock-based employee compensation cost was recognized in the Consolidated Statements of Income for the year ended December 31, 2005, as all options granted had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the Company adopted SFAS No. 123(R), using the modified prospective application, which requires the recognition of expense over the remaining vesting period for the portion of awards not fully vested as of January 1, 2006. Under the modified prospective application, compensation cost recognized in 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). As a result of adopting SFAS No. 123(R) on January 1, 2006, total compensation cost of $30,000 was recognized for the year ended December 31, 2006. There was no impact on earnings per share upon adopting SFAS No. 123(R).

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to its employee stock options granted in the period presented prior to the adoption of SFAS No. 123(R) (dollars in thousands).

	Net Income	**Earnings Per Share Basic**	**Earnings Per Share Diluted**
December 31, 2005:			
As reported	$10,326	$1.13	$1.12
Stock based compensation, net of related tax effect	(26)	(.01)	–
Pro forma	$10,300	$1.12	$1.12

The per share weighted fair value of stock options is calculated using the Black-Scholes option pricing model. Expected volatilities are based on implied volatilities from historical volatility of the Company's stock. The Company uses historical data to estimate option exercise and employee termination within the valuation model. All option grantees are considered one group for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate period within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The fair values of the options granted were based upon the discounted value of future cash flows of options using the following assumptions:

	2007	**2006**	**2005**
Risk-free rate	**4.88%**	4.60%	4.03%
Expected term of the options (in years)	**3**	3	5
Expected forfeiture	**15.00%**	–%	–%
Expected dividends	**1.93**	1.52	1.71
Expected volatility	**15.48**	22.23	30.33

A summary of option activity under the plan as of December 31, 2007, and changes during the year then ended is presented below:

	Number of share options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2007	51,405	$14.30		
Granted	142,500	18.70		
Exercised	15,000	10.75		
Forfeited	–	–		
Outstanding at December 31, 2007	178,905	$18.10	3.31	$(1,569,430)
Exercisable at December 31, 2007	17,262	$14.31	3.36	$ (85,942)

The weighted-average grant-date fair value of share options granted during the years 2007, 2006 and 2005 was $2.62, $3.40 and $4.63, per share, respectively. The aggregate intrinsic value of share options exercised during the years ended December 31, 2007, 2006, and 2005 was $119,000, $282,000, and $872,000, respectively. Cash received from option exercise for the years ended December 31, 2007, 2006, and 2005, was $161,000, $198,000, and $630,000, respectively. The actual tax benefit realized for the tax deductions from option exercise of the share-based payment arrangements totaled $55,000 for the year ended December 31, 2005. There were no tax benefits realized from option expenses during the years ended December 31, 2007 and 2006.

A summary of the status of the Company's nonvested share options as of December 31, 2007, and changes during the year then ended is presented below:

	Number of share options	Weighted Average Grant-Date Fair Value
Nonvested at January 1, 2007	31,024	$4.19
Granted	142,500	2.62
Vested	11,881	4.09
Forfeited	–	–
Nonvested at December 31, 2007	161,643	$2.81

As of December 31, 2007, there was $242,000 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the plan. The cost is expected to be recognized over a weighted average period of 2.17 years. The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was $49,000, $44,000, and $23,000, respectively. The Company has a policy of issuing shares from the Company's authorized and unissued shares to satisfy share option exercises and expects to issue an insignificant amount of shares for share option exercises during 2008.

11. Commitments and Contingencies

The approximate future minimum rental commitment as of December 31, 2007, for all noncancellable leases with initial or remaining terms of one year or more are shown in the following table (dollars in thousands):

	Amount
2008	$ 2,544
2009	2,421
2010	2,376
2011	2,029
2012	920
Thereafter	1,396
Total	$11,686

Rental expense for all leases amounted to approximately $2,483,000, $2,303,000, and $2,250,000 in 2007, 2006, and 2005, respectively, net of sublease revenues of $2,000 in 2007. There were no sublease revenues in 2006 and 2005.

Due to the nature of their activities, the Company and its subsidiaries are at times engaged in various legal proceedings that arise in the normal course of business, some of which were outstanding at December 31, 2007. While it is difficult to predict or determine the outcome of these proceedings, it is the opinion of management and its counsel that the ultimate liabilities, if any, will not have a material adverse impact on the Company's consolidated results of operations or its financial position.

The Federal Reserve Board requires that banks maintain cash on hand and reserves in the form of average deposit balances at the Federal Reserve Bank based on the Bank's average deposits. At December 31, 2007, the available credits exceeded the reserve requirement and only minimal balances were maintained to provide a positive reserve balance.

The Company recorded a charge of $567,000 pretax for its proportional share of a settlement of the Visa litigation with American Express, a reserve for the lawsuit between Visa and Discover Financial Services, and the incremental liability for certain other Visa litigation under our indemnification obligation as a Visa member bank. Visa has a planned public offering for the first quarter of 2008. The value of Fidelity's proportionate shares of the Visa stock, based on current estimates, is expected to more than offset the above charges.

12. Shareholders' Equity

Generally, dividends that may be paid by the Bank to FSC are subject to certain regulatory limitations. In particular, under Georgia banking law applicable to Georgia state chartered commercial banks such as the Bank, the approval of the GDBF will be required if the total of all dividends declared in any calendar year by the Bank exceeds 50% of the Bank's net profits for the prior year or if certain other provisions relating to classified assets and capital adequacy are not met. Based on this rule, at December 31, 2007 and 2006, the Bank could pay approximately $4 million and $6 million in dividends for 2008 and 2007, respectively, without GDBF regulatory approval. At December 31, 2007 and 2006, the Bank's total shareholders' equity was approximately $136 million and $125 million, respectively. In 2007 and 2006, FSC invested $5 million and $6 million, respectively in the Bank in the form of capital infusions.

Also, under current Federal regulations, the Bank is limited in the amount it may loan to its nonbank affiliates, including FSC. As of December 31, 2007 and 2006, there were no loans outstanding from the Bank to FSC.

13. Components of Other Comprehensive Income (Loss)

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for reporting comprehensive (loss) income. Comprehensive (loss) income includes net income and other comprehensive (loss) income, which is defined as non-owner related transactions in equity. The only other comprehensive (loss) income item is unrealized gains or losses, net of tax, on securities available-for-sale.

The amounts of other comprehensive (loss) income included in equity with the related tax effect and the accumulated other comprehensive (loss) income are reflected in the following schedule (dollars in thousands):

	Gain/(Loss) Before Tax	Tax (Expense) /Benefit	Accumulated Other Comprehensive Income/(Loss)
January 1, 2005			$ (103)
Unrealized market adjustments for the period	$(2,115)	$ 804	(1,311)
Less adjustment for net gains included in income.	32	(12)	20
December 31, 2005	$(2,147)	$ 816	(1,434)
Unrealized market adjustments for the period	$ (251)	$ 95	(156)
Less adjustment for net gains included in income.	–	–	–
December 31, 2006	$ (251)	$ 95	(1,590)
Unrealized market adjustments for the period	**$1,268**	**$ (481)**	**787**
Less adjustment for net gains included in income.	**2**	**(1)**	**1**
December 31, 2007	**$1,266**	**$ (480)**	**$ (804)**

14. Fair Value of Financial Instruments

SFAS 107, "Disclosures about Fair Value of Financial Instruments," ("SFAS 107") requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on settlements using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets, and, in many cases, could not be realized in immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

	December 31,			
	2007		2006	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(Dollars in thousands)			
Financial Instruments (Assets):				
Cash and due from banks	$ 23,442	$ 23,442	$ 32,659	$ 32,659
Federal funds sold	6,605	6,605	26,316	26,316
Investment securities available-for-sale	103,149	103,149	108,796	108,796
Investment securities held-to-maturity	29,064	28,727	33,182	32,485
Investment in FHLB stock	5,665	5,665	4,834	4,834
Total loans	1,452,013	1,466,016	1,389,024	1,386,982
Total financial instruments (assets)	1,619,938	$1,633,604	1,594,811	$1,592,072
Non-financial instruments (assets)	66,546		54,368	
Total assets	$1,686,484		$1,649,179	
Financial Instruments (Liabilities):				
Noninterest-bearing demand deposits	$ 131,597	$131,597	$ 154,392	$ 154,392
Interest-bearing deposits	1,274,028	1,276,535	1,232,149	1,232,347
Total deposits	1,405,625	1,408,132	1,386,541	1,386,739
Short-term borrowings	75,954	75,930	72,061	71,878
Subordinated debt	67,527	65,343	46,908	50,556
Other long-term debt	25,000	24,728	37,000	36,845
Total financial instruments (liabilities)	1,574,106	$1,574,133	1,542,510	$1,546,018
Non-financial instruments (liabilities and shareholders' equity)	112,378		106,669	
Total liabilities and shareholders' equity	$1,686,484		$1,649,179	

The carrying amounts reported in the consolidated balance sheets for cash, due from banks, and Federal funds sold approximate the fair values of those assets. For investment securities, fair value equals quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities or dealer quotes.

Ownership in equity securities of bankers' bank (FHLB stock) is restricted and there is no established market for their resale. The carrying amount is a reasonable estimate of fair value.

Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type. The fair value of performing loans is calculated by discounting scheduled cash flows through the remaining maturities using estimated market discount rates that reflect the credit and interest rate risk inherent in the loans.

Fair value for significant nonperforming loans is estimated taking into consideration recent external appraisals of the underlying collateral for loans that are collateral dependent. If appraisals are not available or if the loan is not collateral dependent, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding credit risk, cash flows, and discount rates are judgmentally determined using available market information and specific borrower information.

The fair value of deposits with no stated maturities, such as noninterest-bearing demand deposits, savings, interest-bearing demand, and money market accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows based on the discount rates currently offered for deposits of similar remaining maturities.

The carrying amounts reported in the consolidated balance sheets for short-term debt approximate those liabilities' fair values.

The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to us for debt of the same remaining maturities.

For off-balance sheet instruments, fair values are based on rates currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing for loan commitments and letters of credit. Fees related to these instruments were immaterial at December 31, 2007 and 2006, and the carrying amounts represent a reasonable approximation of their fair values. Loan commitments, letters and lines of credit, and similar obligations typically have variable interest rates and clauses that deny funding if the customer's credit quality deteriorates. Therefore, the fair values of these items are not significant and are not included in the foregoing schedule.

This presentation excludes certain financial instruments and all nonfinancial instruments. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles, and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

15. Financial Instruments With Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments, which include commitments to extend credit and letters of credit, involve to varying degrees elements of credit and interest rate risk in excess of the amount recognized in the consolidated financial statements. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company's exposure to credit loss, in the event of nonperformance by customers for commitments to extend credit and letters of credit, is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for recorded loans. Loan commitments and other off-balance sheet exposures are evaluated by Credit Review quarterly and reserves are provided for risk as deemed appropriate.

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby and import letters of credit are commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments as deemed necessary.

The Company has undertaken certain guarantee obligations for commitments to extend credit and letters of credit that have certain characteristics as specified by FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34" ("FIN 45"). As noted in Note 14, the fair value of credit and letters of credit are insignificant to the Company.

Financial instruments with off-balance sheet risk at December 31, 2007, are summarized as follows (dollars in thousands):

Financial Instruments Whose Contract Amounts Represent Credit Risk:

	December 31, 2007
Loan commitments:	
Commercial real estate, construction and land development	$145,657
Commercial	69,298
SBA	10,346
Home equity	52,047
Mortgage loans	2,323
Lines of credit	3,034
Standby letters of credit and bankers acceptances	11,683
Federal funds line	–
Total loan commitments	$294,388

16. Other Assets, Other Liabilities and Other Operating Expenses

Other assets and other liabilities at December 31, 2007 and 2006, consisted of the following (dollars in thousands):

	December 31,	
	2007	2006
Other Assets		
Receivables and prepaids	**$ 2,234**	$ 1,842
Deferred tax assets, net	**7,593**	5,831
Common stock of trust preferred securities subsidiaries	**2,027**	1,408
Investment in Georgia tax credits	**1,657**	1,859
Florida bank charter	**1,289**	–
Servicing assets	**2,485**	1,651
Other	**3,355**	1,912
Total	**$20,640**	$14,503
Other Liabilities		
Payables and accrued expenses	**$ 2,869**	$ 1,946
Other	**2,786**	3,034
Total	**$ 5,655**	$ 4,980

Other expenses for the years ended December 31, 2007, 2006, and 2005, consisted of the following (dollars in thousands):

	Years Ended December 31,		
	2007	2006	2005
Other Operating Expenses			
Employee expenses	**$1,338**	$1,146	$ 689
ATM, check card fees	**522**	486	481
Regulatory fees and assessments	**545**	486	465
Cost of operation of other real estate	**87**	–	5
Visa litigation expense	**567**	–	–
Other operating expenses	**3,989**	2,943	2,563
Total	**$7,048**	$5,061	$4,203

17. Condensed Financial Information of Fidelity Southern Corporation (Parent Company Only)

Condensed Balance Sheets

	December 31, 2007	December 31, 2006
	(Dollars in thousands)	
Assets:		
Cash	**$ 18,890**	$ 4,233
Land	**419**	419
Investment in bank subsidiary	**135,705**	125,105
Investments in and amounts due from nonbank subsidiaries	**2,389**	1,819
Subordinated loans to subsidiaries	**10,000**	10,000
Other assets	**1,059**	906
Total assets	**$168,462**	$142,482
Liabilities:		
Long-term debt	**$ 67,527**	$ 46,908
Other liabilities	**972**	927
Total liabilities	**68,499**	47,835
Shareholders' Equity:		
Common stock	**46,164**	44,815
Accumulated other comprehensive gain (loss), net of tax	**(804)**	(1,590)
Retained earnings	**54,603**	51,422
Total shareholders' equity	**99,963**	94,647
Total liabilities and shareholders' equity	**$168,462**	$142,482

Condensed Statements of Income

	Years Ended December 31, 2007	2006	2005
	(Dollars in thousands)		
Interest Income:			
Deposits in bank	**$ 449**	$ 367	$ 297
Subordinated loan to bank	**853**	831	649
Total interest income	**1,302**	1,198	946
Interest Expense – Long-term debt	**4,928**	4,361	3,796
Net Interest Expense	**(3,626)**	(3,163)	(2,850)
Noninterest Income:			
Lease income	**120**	120	120
Dividends from subsidiaries	**3,990**	3,640	3,880
Management fees	**687**	469	495
Other	**161**	138	113
Total noninterest income	**4,958**	4,367	4,608
Noninterest Expense	**684**	650	556
Income before income taxes and equity in undistributed income of subsidiaries	**648**	554	1,202
Income tax benefit	**1,270**	1,173	1,011
Income before equity in undistributed income of subsidiaries	**1,918**	1,727	2,213
Equity in undistributed income of subsidiaries	**4,716**	8,647	8,113
Net Income	**$6,634**	$10,374	$10,326

Condensed Statements of Cash Flows

	Years Ended December 31,		
	2007	2006	2005
		(Dollars in thousands)	
Operating Activities:			
Net income	**$6,634**	$10,374	$10,326
Equity in undistributed income of subsidiaries	**(4,716)**	(8,647)	(8,113)
(Increase) decrease in other assets	**(153)**	1,225	(545)
Increase (decrease) in other liabilities	**45**	(22)	46
Net cash flows provided by operating activities	**1,810**	2,930	1,714
Investing Activities:			
Net increase in loans to and investment in subsidiaries	**(5,619)**	(6,000)	(5,267)
Net cash flows used in investing activities	**(5,619)**	(6,000)	(5,267)
Financing Activities:			
Issuance of long-term debt		–	–
Issuance of subordinated debt	**20,619**	–	10,310
Issuance of Common Stock	**1,204**	624	1,502
Dividends paid	**(3,357)**	(2,964)	(2,567)
Net cash flows provided by (used in) financing activities	**18,466**	(2,340)	9,245
Net increase (decrease) in cash	**14,657**	(5,410)	5,692
Cash, beginning of year	**4,233**	9,643	3,951
Cash, end of year	**$18,890**	$ 4,233	$ 9,643

Item 9. ***Changes In and Disagreements With Accountants On Accounting and Financial Disclosure.***

None

Item 9A. ***Controls and Procedures***

REPORT OF MANAGEMENT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

Evaluation of Disclosure Controls and Procedures

Pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, Fidelity carried out an evaluation, with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined under Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, Fidelity's Chief Executive Officer and Chief Financial Officer concluded that Fidelity's disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There has been no change in Fidelity's internal control over financial reporting during the three months ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, Fidelity's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Fidelity Southern Corporation

We have audited Fidelity Southern Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Fidelity Southern Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Fidelity Southern Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fidelity Southern Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 13, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 13, 2008

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors and Executive Officers of Registrant***

The information required by Item 10 is incorporated herein by reference to the information that appears under the headings "Information About Nominees for Director," "Section 16(a) Beneficial Ownership Reporting Compliance," and "Meetings and Committees of the Board of Directors," in the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders ("Proxy Statement"). Pursuant to instruction 3 to paragraph (b) of Item 401 of Regulation S-K, information relating to the executive officers of Fidelity is included in Item 1 of this Annual Report on Form 10-K.

The Conflict of Interest/Code of Ethics Policy of the registrant is set forth on our website at www.fidelitysouthern.com.

Item 11. ***Executive Compensation***

The information required by Item 11 is incorporated herein by reference to the information that appears under the headings "Executive Compensation," "Compensation Committee Report," and "Compensation Committee Interlocks and Insider Participation" in the Company's Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by Item 12 is incorporated herein by reference to the information that appears under the heading "Security Ownership of Certain Beneficial Owners and Management" in the Company's Proxy Statement. Information relating to the Company's equity compensation plans is included in Item 5 of this Annual Report on Form 10-K under the heading "Equity Compensation Plan Information".

Item 13. ***Certain Relationships and Related Transactions***

The information required by Item 13 is incorporated herein by reference to the information that appears under the headings "Election of Directors" and "Certain Relationships and Related Party Transactions" in the Company's Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required by Item 14 is incorporated by reference to the information that appears under the heading "Fees Paid by Fidelity to Ernst & Young" in the Company's Proxy Statement.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) *Documents filed as part of this Report*

(1) Financial Statements

(2) Financial Statement Schedules
All financial statement schedules are omitted as the required information is inapplicable or the information is presented in the Consolidated Financial Statements and the Notes thereto in Item 8 above.

(3) Exhibits
The exhibits filed herewith or incorporated by reference to exhibits previously filed with the SEC are set forth in Item 15(b)

(b) *Exhibits*
The following exhibits are required to be filed with this Report by Item 601 of Regulation S-K.

Exhibit No.	**Name of Exhibit**
3(a) and 4(a)	Amended and Restated Articles of Incorporation of Fidelity Southern Corporation (incorporated by reference from Exhibit 3(f) to Fidelity Southern Corporation's Annual Report on Form 10-K for the year ended December 31, 2003)
3(b)	By-Laws of Fidelity Southern Corporation, as amended (incorporated by reference from Exhibit 3(b) to Fidelity Southern Corporation's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007)
10(a)	Fidelity Southern Corporation Defined Contribution Master Plan and Trust Agreement and related Adoption Agreement, as amended (incorporated by reference from Exhibit 10(a) to Fidelity Southern Corporation's Registration Statement on Form 10, Commission File No. 0-22374)
10 (b)#	Amended and Restated Supplemental Deferred Compensation Plan (incorporated by reference from Exhibit 10.7 to Fidelity Southern Corporation's Form 8-K filed January 25, 2006)
10(c)#	Fidelity Southern Corporation 1997 Stock Option Plan (incorporated by reference from Exhibit A to Fidelity Southern Corporation's Proxy Statement, dated April 21, 1997, for the 1997 Annual Meeting of Shareholders)
10(d)#	Fidelity Southern Corporation Equity Incentive Plan dated April 27, 2006, (incorporated by reference from Exhibit 10.1 to Fidelity Southern Corporation's Form 8-K filed May 3, 2006)
10(e)#	Forms of Stock Option Agreements for the Fidelity Southern Corporation Equity Incentive Plan dated April 27, 2006 (incorporated by reference from Exhibit 10.1 to Fidelity Southern Corporation's Form 8-K filed January 18, 2007)
10(f)#	Employment Agreement among Fidelity, the Bank and James B. Miller, Jr., dated as of January 18, 2007 (incorporated by reference from Exhibit 10.1 to Fidelity Southern Corporation's Form 8-K filed January 22, 2007)
10(g)#	Employment Agreement among Fidelity, the Bank and H. Palmer Proctor, Jr., dated as of January 18, 2007 (incorporated by reference from Exhibit 10.2 to Fidelity Southern Corporation's Form 8-K filed January 22, 2007)
10(h)#	Executive Continuity Agreement among Fidelity, the Bank and James B. Miller, Jr., dated as of January 19, 2006 (incorporated by reference from Exhibit 10.3 to Fidelity Southern Corporation's Form 8-K filed January 25, 2006)

10(i)#	Executive Continuity Agreement among Fidelity, the Bank and H. Palmer Proctor, Jr., dated as of January 19, 2006 (incorporated by reference from Exhibit 10.4 to Fidelity Southern Corporation's Form 8-K filed January 25, 2006)
10(j)#	Executive Continuity Agreement among Fidelity, the Bank and B. Rodrick Marlow dated as of January 19, 2006 (incorporated by reference from Exhibit 10(i) to Fidelity Southern Corporation's Annual Report on Form 10-K for the year ended December 31, 2006)
10(k)#	Executive Continuity Agreement among Fidelity, the Bank and David Buchanan dated as of January 19, 2006 (incorporated by reference from Exhibit 10.6 to Fidelity Southern Corporation's Form 8-K filed January 25, 2006)
10(l)#	Form of 2008 Incentive Compensation Plan among Fidelity, the Bank and James B. Miller, Jr., H. Palmer Proctor, Jr., B. Rodrick Marlow and David Buchanan dated as of January 17, 2008 (incorporated by reference from Exhibit 10.1 to Fidelity Southern Corporation's Form 8-K filed January 23, 2008)
10(m)#	Director Compensation Arrangements (incorporated by reference for Exhibit 10(j) to Fidelity Southern Corporation's Annual Report on Form 10-K for the year ended December 31, 2005)
13	Annual Report to Shareholders
21	Subsidiaries of Fidelity Southern Corporation
23	Consent of Ernst & Young LLP
24	Powers of Attorney
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

# Indicates director and management contracts or compensatory plans or arrangements.

(c) *Financial Statement Schedules.*

See Item 15 (a) (2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Fidelity Southern Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIDELITY SOUTHERN CORPORATION

By: /s/ JAMES B. MILLER, JR.
James B. Miller, Jr.
Chairman of the Board

March 13, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Fidelity Southern Corporation and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES B. MILLER, JR. James B. Miller, Jr.	Chairman of the Board and Director (Principal Executive Officer)	March 13, 2008
/s/ B. RODRICK MARLOW B. Rodrick Marlow	Chief Financial Officer (Principal Financial and Accounting Officer)	March 13, 2008
* David R. Bockel	Director	March 13, 2008
* Edward G. Bowen, M.D.	Director	March 13, 2008
* Kevin S. King	Director	March 13, 2008
* James H. Miller III	Director	March 13, 2008
/s/ H. PALMER PROCTOR, JR. H. Palmer Proctor, Jr.	Director	March 13, 2008
* Robert J. Rutland	Director	March 13, 2008
* W. Clyde Shepherd III	Director	March 13, 2008
* Rankin M. Smith, Jr.	Director	March 13, 2008

* BY: /s/ B. RODRICK MARLOW

B. Rodrick Marlow,
Attorney-in-fact pursuant to Power of Attorney filed as part of this Form 10-K.

EXHIBIT INDEX

Exhibit No.	Name of Exhibit
13	Annual Report to Shareholders
21	Subsidiaries of Fidelity Southern Corporation
23	Consent of Ernst & Young LLP
24	Powers of Attorney
31.1	Certification of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

FIDELITY
SOUTHERN
CORPORATION

FIDELITY SOUTHERN CORPORATION
FIDELITY BANK



James B. Miller, Jr.
Chairman



Major General (Ret)
David R. Bockel



Edward G. Bowen, M.D.



Kevin S. King



James H. Miller III



H. Palmer Proctor, Jr.
President



Robert J. Rutland
Founder



W. Clyde Shepherd III



Rankin M. Smith, Jr.



W. Clyde Shepherd, Jr.
Founder

BOARDS OF DIRECTORS

James B. Miller, Jr.
Chairman and CEO
Fidelity Southern Corporation
Fidelity Bank
LionMark Insurance Company
Board Member
Interface, Inc.
American Software

Major General (Ret) David R. Bockel
Deputy Executive Director
Reserve Officers Association
of the United States

Edward G. Bowen, M.D.
Retired
Gynecologist and
Obstetrician

Kevin S. King
Executive Director
Greenfield Hebrew Academy
Chief Operating Officer
Project Vision, Inc.
Attorney

James H. Miller III
Senior Vice President
General Counsel
Georgia Power Company

H. Palmer Proctor, Jr.
President
Fidelity Southern Corporation
Fidelity Bank
Secretary/Treasurer
LionMark Insurance Company

Robert J. Rutland, *Founder*
Chairman and CEO
Greyland Development Group

W. Clyde Shepherd III
President
Plant Improvement Co., Inc.
Toco Hill, Inc.

Rankin M. Smith, Jr.
Owner and Manager
Seminole Plantation

W. Clyde Shepherd, Jr., *Founder*
Director Emeritus

SENIOR MANAGEMENT

James B. Miller, Jr.
Chairman and CEO
Fidelity Southern Corporation
Fidelity Bank
LionMark Insurance Company

H. Palmer Proctor, Jr.
President
Fidelity Southern Corporation
Fidelity Bank
Secretary/Treasurer
LionMark Insurance Company

B. Rodrick Marlow
Chief Financial Officer
Fidelity Southern Corporation
Fidelity Bank
LionMark Insurance Company

David Buchanan
Vice President
Fidelity Southern Corporation
Executive Vice President
Fidelity Bank
President
LionMark Insurance Company

OFFICES

BANKING SERVICES

Mailing Address
P.O. Box 105075
Atlanta, GA 30348
(404) 639-6500

Internet Banking
www.lionbank.com

Telephone Banking
(404) 248-LION
(888) 248-LION outside Atlanta

Buckhead
3490 Piedmont Rd. NE
Atlanta, GA 30305
(404) 814-8114

Canton Road
830 Old Piedmont Rd. NE
Marietta, GA 30066
(770) 919-0175

Conyers
1955 GA Highway 138, North
Suite 1200
Conyers, GA 30013
(770) 918-2440

Crabapple
10920 Crabapple Rd.
Roswell, GA 30075
(770) 993-3438

Decatur
160 Clairemont Ave.
Decatur, GA 30030
(404) 371-9333

Dunwoody
1425 Dunwoody Village Pkwy.
Dunwoody, GA 30338
(770) 668-0527

Jacksonville, FL
10151 Deerwood Park Blvd.
Building 200
Suite 100
Jacksonville, FL 32256
(904) 996-1000

Lawrenceville
415 Grayson Hwy.
Lawrenceville, GA 30045
(770) 237-0121

Merchants Walk
1223 Johnson Ferry Rd.
Marietta, GA 30068
(770) 973-5494

Newnan
102 Newnan Crossing Bypass
Newnan, GA 30265
(770) 254-5520

Northlake
2255 Northlake Pkwy.
Tucker, GA 30084
(770) 491-7770

Peachtree Center
260 Peachtree St.
Suite 100
Atlanta, GA 30303
(404) 524-1171

Peachtree Corners
3500 Holcomb Bridge Rd.
Norcross, GA 30092
(770) 448-0554

Perimeter Center
2 Perimeter Center East
Atlanta, GA 30346
(770) 551-8662

Perimeter West
135 Perimeter Center West
Atlanta, GA 30346
(770) 351-9038

River Exchange
2080 Riverside Pkwy.
Lawrenceville, GA 30043
(770) 338-4031

Roswell
1325 Hembree Rd.
Roswell, GA 30076
(770) 667-9797

Sandy Springs
225 Sandy Springs Cir.
Sandy Springs, GA 30328
(404) 252-3602

Southlake
1267 Southlake Circle
Morrow, GA 30260
(770) 961-9040

Sugarloaf
1115 Old Peachtree Rd.
Suwanee, GA 30024
(678) 512-7000

Terrell Mill
1642 Powers Ferry Road SE
Suite 230
Marietta, GA 30067
(770) 952-0212

Toco Hills
2936 North Druid Hills Rd.
Atlanta, GA 30329
(404) 329-9595

Vinings
3020 Paces Mill Road
Suite 150
Atlanta, GA 30339
(770) 434-7800

Winder
133 West Athens Street
Suite C
Winder, GA 30680
(678) 963-0925

OPERATIONS CENTER

Atlanta
3 Corporate Square
7th Floor
Atlanta, GA 30329
(404) 639-6500

MORTGAGE SERVICES

(404) 248-5466
(888) 248-5466

INVESTMENT SERVICES*

(404) 639-6767
(800) 934-3624

CREDIT INSURANCE

LionMark Insurance Company
(404) 639-6872

SBA LOAN PRODUCTION OFFICE

Covington, GA
1122 Pace Street
Covington, GA 30014
(770) 784-1956

*Raymond James Financial Services, located at Fidelity Bank, is not a bank. Securities offered exclusively through Raymond James Financial Services, Inc., member NASD/SIPC, an independent broker/dealer, are not deposits or other obligations of or guaranteed by Fidelity Bank or any bank, are not guaranteed or insured by the FDIC or any other government agency, and involve investment risk, including the possible loss of the principal amount invested.

FIDELITY SOUTHERN CORPORATION
3490 Piedmont Road NE
Suite 1550
Atlanta, Georgia 30305

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on April 24, 2008

The Annual Meeting of Shareholders of Fidelity Southern Corporation will be held at One Securities Centre, 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305, on Thursday, April 24, 2008, at 3:00 p.m. for the following purposes:

1. To elect nine directors to serve until the Annual Meeting of Shareholders in 2009; and

2. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Only shareholders of record at the close of business on March 6, 2008, will be entitled to notice of and to vote at the Annual Meeting or any adjournment thereof.

A Proxy Statement and a Proxy are enclosed. Whether or not you plan to attend, please vote your shares by completing, signing, dating, and returning the enclosed Proxy as soon as possible in the postage-paid envelope provided.

Also enclosed is a copy of Fidelity's 2007 Annual Report to Shareholders including Form 10-K.

By Order of the Board of Directors,

Martha C. Fleming

Martha C. Fleming
Corporate Secretary

March 21, 2008

Table of Contents

FIDELITY SOUTHERN CORPORATION
3490 Piedmont Road NE
Suite 1550
Atlanta, Georgia 30305

PROXY STATEMENT

GENERAL INFORMATION

The enclosed proxy card is solicited on behalf of the Board of Directors of Fidelity Southern Corporation ("Fidelity" or "Company") in connection with the Annual Meeting of Shareholders ("Annual Meeting") to be held at One Securities Centre, 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305, on Thursday, April 24, 2008, at 3:00 p.m., and at any adjournment thereof. This proxy statement, the enclosed proxy card, and Fidelity's 2007 Annual Report to Shareholders including its Form 10-K are being mailed to our shareholders on or about March 21, 2008.

Your vote is very important. For this reason, the Board of Directors is requesting that you permit your common stock to be represented at the Annual Meeting by the individuals named on the enclosed proxy card. If no specification is made, the proxies will be voted for all of the nominees for director named in this proxy statement, and upon such other matters as may properly come before the Annual Meeting or any adjournment thereof, according to the best judgment of the Proxy Committee elected by the Board of Directors and composed of Edward G. Bowen, M.D. and Kevin S. King.

The presence of a majority of the votes entitled to be cast at the Annual Meeting, represented in person or by proxy, will constitute a quorum. The nine nominees receiving the highest vote totals will be elected as directors of Fidelity. A majority of the votes cast at the Annual Meeting is required to approve other proposals, unless the vote of a greater number is required by law.

Who Can Vote

Each shareholder of record at the close of business on March 6, 2008, is entitled to notice of and to vote at the Annual Meeting or any adjournment thereof. Each share of Fidelity common stock entitles the shareholder to one vote on any matter coming before a meeting of Fidelity shareholders. On March 6, 2008, the record date for the Annual Meeting, there were 9,380,812 shares of Fidelity common stock outstanding and eligible to vote. The enclosed proxy card shows the number of shares that you are entitled to vote. If you own any shares in Fidelity's Direct Stock Purchase and Dividend Reinvestment Plan or the Employee Stock Purchase Plan, the enclosed proxy card includes the number of shares you had in that plan on the record date for the Annual Meeting, as well as the number of shares registered in your name.

How Do I Cast My Vote

If you are the record owner of your shares (either in certificates, book-entry, or in the Direct Stock Purchase and Dividend Reinvestment Plan or the Employee Stock Purchase Plan), you have the following voting options:

- By mail by completing, signing, dating, and returning the enclosed proxy card; or
- By attending the Annual Meeting and voting your shares in person.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares by proxy.

If you provide specific voting instructions, your shares will be voted as instructed. If you hold shares in your name and sign and return a proxy card without giving specific voting instructions, your shares will be voted for the proposals at the Annual Meeting. If you hold your shares in your name and do not return a valid proxy or vote in person at the Annual Meeting, your shares will not be voted.

If you hold your shares in a brokerage account or through another nominee, your broker or nominee (the "record holder") is forwarding these proxy materials to you along with voting instructions. The record holder is required to vote your shares in accordance with your instructions. If you do not give the record holder instructions, the record holder has the authority to vote your shares on certain "routine" matters. At the Annual Meeting, the election of directors is deemed "routine" which means that the record holder can vote your shares if you do not timely provide instructions. Although most brokers and nominees offer telephone voting, availability and specific procedures will depend on their voting arrangements. Please follow their directions carefully.

Every vote is important! Please vote your shares promptly.

What Am I Voting On

There is one proposal that will be presented for your consideration at the Annual Meeting:

- Electing nine directors.

Other business may be addressed at the Annual Meeting if it properly comes before the Annual Meeting. However, we are not aware of any such other business.

Can I Change My Vote

If you are a record owner, you may revoke your proxy and change your vote at any time before voting begins on any proposal. You may do this by either giving our Corporate Secretary written notice of your revocation, submitting a new signed proxy card with a later date, or by attending the Annual Meeting and electing to vote in person. However, your attendance at the Annual Meeting will not automatically revoke your proxy; you must specifically revoke your proxy. If your shares are held in nominee or "street name," you should contact your broker or other nominee regarding the revocation of proxies.

What Quorum is Needed to Hold the Annual Meeting

In order to conduct the Annual Meeting, a majority of Fidelity shares entitled to vote must be present in person or by proxy. This is called a quorum. If you return a valid proxy or elect to vote in person at the Annual Meeting, you will be considered part of the quorum.

Abstentions, withheld votes, and broker non-votes will be included in the calculation of the number of votes represented in person or by proxy at the Annual Meeting in determining whether the quorum requirement is satisfied. Abstentions, withheld votes, and broker non-votes will have the effect of a negative vote on all non-routine matters.

What Vote is Needed

The nine nominees for director receiving the highest vote totals will be elected as directors of Fidelity. All other matters will be decided by the affirmative vote of the majority of the votes cast at the Annual Meeting.

What is our Voting Recommendation

Our Board of Directors recommends that you vote "FOR" each of our nominees to the Board of Directors.

Proxy cards that are timely signed, dated, and returned but do not contain instructions on how you want to vote will be voted in accordance with our Board of Directors' recommendation.

Proxy Solicitation

Fidelity will bear the expenses of soliciting proxies, including the cost of preparing and mailing this proxy statement. Fidelity will furnish solicitation materials to banks, brokerage houses, and other custodians, nominees, and fiduciaries for forwarding to beneficial owners of shares of the common stock and normal handling charges may be paid for such forwarding service. In addition, directors, officers, and other employees of Fidelity who will not be additionally compensated therefor may solicit proxies in person or by telephone, email, or other means.

ELECTION OF DIRECTORS

Shareholder Nominees

The policy of the Nominating Committee is to consider properly submitted proposed nominations for membership on the Board of Directors submitted by shareholders who own at least 1,000 shares of common stock of Fidelity and have held the stock for at least one year. Any proposed nomination by a shareholder for consideration by the Nominating Committee must include the proposed nominee's name and qualifications and a statement to the effect that the proposed nominee has agreed to the submission of his/her name as a candidate for nomination as a director. The proposed nomination should be sent to the Chairman of the Nominating Committee of Fidelity Southern Corporation, 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305. In order to timely consider any candidate, the shareholder must submit the recommendation on or before November 1 immediately preceding the next annual meeting of shareholders. None of our qualifying shareholders nominated any prospective nominees to our Nominating Committee for consideration at the Annual Meeting.

Identifying and Evaluating Nominees for Director

The Nominating Committee utilizes a variety of methods for identifying and evaluating nominees for director. Nominees for director are selected for their character, judgment, diversity of experience, acumen, ability to work with others, and their ability to act for the benefit of Fidelity and its shareholders. The Nominating Committee evaluates the totality of the merits of each prospective nominee that it considers and does not restrict itself by establishing minimum qualifications or attributes. The Nominating Committee's Director Qualification Standards and Procedure for Identifying and Evaluating Candidates is available under the Investor Relations section of our website at *www.fidelitysouthern.com*.

The name of any candidate for nomination as a director may be submitted to the Nominating Committee by shareholders, as described above, and directors. The Nominating Committee will review the qualifications of each candidate submitted and conduct such inquiries as it determines appropriate. There is no difference in the manner by which the Nominating Committee evaluates prospective nominees for director based on the source from which the individual was first identified. The Nominating Committee recommends, by a majority vote of its members, to the entire Board of Directors those candidates it believes will best serve Fidelity and its shareholders, meet the qualifications set forth in the director qualification standards, and have such other requisite skills and knowledge deemed necessary by the Nominating Committee of a director of Fidelity.

The number of directors is currently set at nine by resolution of the Board of Directors. The number of directors may be increased or decreased from time to time by resolution of the Board of Directors or of the shareholders, but no decrease shall have the effect of shortening the term of an incumbent director. The terms of office for directors continue until the next annual meeting of shareholders or until their successors are elected and qualified.

Fidelity's Board of Directors has determined that each member of its Board, other than James B. Miller, Jr. and H. Palmer Proctor, Jr. were "independent" during 2007 as defined in the NASDAQ Marketplace Rules.

In the event that any nominee withdraws or for any reason is not able to serve as a director, the proxy will be voted for such other person as may be designated by the Board of Directors as substitute nominee unless the Board of Directors or shareholders by resolution provide for a lesser number of directors, but in no event will the proxy be voted for more than nine nominees. Management has no reason to believe that any nominee will not serve if elected.

Nominating Committee Report

The Nominating Committee reviewed the qualifications of the director nominees, found them to meet the criteria for directors established by the Nominating Committee, and recommended the slate to the Board of Directors as director nominees for election at the 2008 Annual Meeting of Shareholders.

Major General (Ret) David R. Bockel, Chairman
Robert J. Rutland
Rankin M. Smith, Jr.

Information About Nominees for Director

The following information as of March 6, 2008, has been furnished by the respective nominees for director. All nominees for election to the Board of Directors set forth in this proxy statement currently serve as directors of Fidelity. Except as otherwise indicated, each nominee has been engaged in his present principal employment, in the same position, for more than five years.

Name	Age	Year First Elected	Business Experience During Past Five Years and Other Information
James B. Miller, Jr. (3)	67	1979	Chairman of the Board and Chief Executive Officer of Fidelity since 1979. President of Fidelity from 1979 to April 2006. A director of Fidelity Bank, a wholly owned subsidiary of Fidelity, since 1976; President of Fidelity Bank from 1977 to 1997 and from December 2003 through September 2004; and Chief Executive Officer of Fidelity Bank from 1977 to 1997, and from December 2003 until present. Chairman of Fidelity Bank since 1998. Chairman of LionMark Insurance Company, a wholly owned subsidiary, since November 2004. Chairman of Fidelity National Capital, Inc., a wholly owned subsidiary of Fidelity, from 1992 to 2005 (closed in 2005). Chairman of Berlin American Companies, a group of family real estate companies, from 2003 until present. Chairman of Prescott Automotive LLC, a new and used car dealer, from 2006 until present. Chairman of Trinity Apex, a real estate business, from 2006 until present. A director of Interface, Inc., a carpet and fabric manufacturing company, since 2000, and of American Software Inc., a software development company, since 2002.
Major General (Ret) David R. Bockel (1) (2) (4)	63	1997	Deputy Executive Director, Reserve Officers Association of the United States, Washington, D.C., since October 2003. President of Bockel & Company, an advertising agency in Atlanta, Georgia, from 1971 until 2003. Commanding General, 90th Regional Support Command, U.S. Army Reserve, from 1999 until 2003. A director of Fidelity Bank since 1997.
Edward G. Bowen, M.D.	72	1989	Retired gynecologist and obstetrician in Atlanta, Georgia. Trustee, Duke University, 1998 until 2006. A director of Fidelity Bank since 1989.
Kevin S. King (3)	60	1998	Attorney in Atlanta, Georgia. Executive Director, Greenfield Hebrew Academy, from July 2007 to present. Chief Operating Officer of Project Vision, Inc., a nonprofit organization, since 2005. Of Counsel, Dietrick, Evans, Scholz & Williams, LLC, Atlanta, Georgia, from 2000 to January 2003. A director of Fidelity Bank since 1998.
James H. Miller III (1) (2)	58	2005	Senior Vice President and General Counsel of Georgia Power Company since 2004; Vice President and Associate General Counsel of Southern Company Services from 2001 to 2004; Senior Vice President, General Counsel, and Assistant Secretary of Southern Company Generation and Energy Marketing from 2001 to 2004. A director of Fidelity Bank since July 2005.
H. Palmer Proctor, Jr. (3)	40	2004	President of Fidelity since April 2006; Senior Vice President of Fidelity from January 2006 through April 2006; Vice President of Fidelity from 1996 to January 2006. President of Fidelity Bank since October 2004; Senior Vice President

Name	Age	Year First Elected	Business Experience During Past Five Years and Other Information
			of Fidelity Bank from 1996 to September 2004. Director and Secretary/Treasurer of LionMark Insurance Company, a wholly owned subsidiary, since November 2004. A director of Fidelity National Capital, Inc., a wholly owned subsidiary of Fidelity, from 2003 to 2005 (closed in 2005). A director of Fidelity Bank since 2004.
Robert J. Rutland [(4)]	66	1979	Chairman/CEO of Greyland Development Group, a real estate development company located in Covington, Georgia, from June 1, 2007, to present. Chairman of Allied Holdings, Inc., a transportation company located in Decatur, Georgia, from 1995 to May 2007. A director of Fidelity Bank since 1974.
W. Clyde Shepherd III [(1)(3)]	47	2003	President, Plant Improvement Co., Inc., a highway construction/real property lessor company located in Atlanta, Georgia, since 1997. President or VicePresident/Secretary of Toco Hill, Inc., a real estate/lessor and investment company located in Atlanta, Georgia since 1983. Manager and partner of WCS Investment Partnership, LLLP, an active investment holding company, located in DeKalb County and Walton County, Georgia, since 2003. A director of Fidelity Bank since 1998.
Rankin M. Smith, Jr. [(2)(4)]	60	1987	Owner and Manager, Seminole Plantation, a shooting preserve located in Thomasville, Georgia, since 1991. A director of Fidelity Bank since 1987.

(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Compensation Committee of the Board of Directors
(3) Member of the Executive Committee of the Board of Directors
(4) Member of the Nominating Committee of the Board of Directors

There are no family relationships between any director, executive officer, or nominee for director of Fidelity or any of its subsidiaries.

Recommendation

The Board of Directors recommends a vote "FOR" each of the above nominees for director.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

During 2007, the Board of Directors held seven meetings. Each of the directors attended at least 75 percent of the meetings of the Board of Directors and the meetings of the committees on which the director served. Fidelity has an Audit Committee, a Compensation Committee, a Nominating Committee, and an Executive Committee.

Directors are encouraged to attend the Annual Meeting of Shareholders. Seven directors attended the 2007 Annual Meeting of Shareholders.

Audit Committee

Fidelity has a separately designated standing Audit Committee that oversees the financial and accounting reporting process, assures that an audit program is in place to protect the assets of Fidelity, assures that adequate internal controls exist, oversees the internal audit function, reviews the Report of Management on Internal Control Over Financial Reporting and related testing and documentation, selects the independent accountants for appointment by the Board of Directors, and evaluates their performance. During 2007, the Audit Committee held eight meetings.

The Audit Committee is governed by a written charter approved by the Audit Committee and the Board of Directors. The Charter is available under the Investor Relations section of our website at www.fidelitysouthern.com.

The Board of Directors of Fidelity has determined that all of the members of the Audit Committee have sufficient knowledge in financial and accounting matters to serve on the Audit Committee. In addition, W. Clyde Shepherd III, Chairman of the Audit Committee, qualifies as an "audit committee financial expert" as defined by Item 401(h) of Regulation S-K of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The current member composition of the Audit Committee satisfies, and will continue to satisfy, the NASDAQ Marketplace Rules applicable to companies with stock listed for quotation on the NASDAQ Global Select Market.

Nominating Committee

The primary function of the Nominating Committee is to identify individuals qualified to become members of the Board, and recommend to the Board the director nominees for each annual meeting of the shareholders and to fill vacancies and new positions on the Board. Fidelity's Board of Directors has determined that the members of our Nominating Committee are independent as defined in the NASDAQ Marketplace Rules applicable to companies with stock listed for quotation on the NASDAQ Global Select Market. The Nominating Committee held one meeting during 2007. Major General (Ret) David R. Bockel serves as Chairman of the Committee.

The Nominating Committee is governed by a written charter approved by the Nominating Committee and the Board of Directors. The Charter is available under the Investor Relations section of our website at *www.fidelitysouthern.com*.

Compensation Committee

The primary functions of the Compensation Committee are to provide assistance to the Board of Directors in fulfilling its oversight responsibility relating to the determination of goals and objectives, to evaluate performance relative to those goals and objectives, to determine the remuneration of all executive officers of Fidelity and each of its direct subsidiaries, and to grant stock options and administer the Stock Option Plan and the Equity Incentive Plan. In addition, the Compensation Committee is responsible for reviewing and evaluating compensation and benefit plans for all officers and employees to ensure they are appropriate, competitive, and properly reflect Fidelity's objectives and performance. Likewise, the Compensation Committee is responsible for reviewing and discussing the Compensation Discussion and Analysis and recommending its inclusion in this proxy statement. Fidelity's Board of Directors has determined that the members of our Compensation Committee are independent as defined in the NASDAQ Marketplace Rules applicable to companies with stock listed for quotation on the NASDAQ Global Select Market. During 2007, the Compensation Committee held four meetings. Major General (Ret) David R. Bockel serves as Chairman of the Committee.

The Compensation Committee is governed by a written charter approved by the Compensation Committee and the Board of Directors. The Charter is available under the Investor Relations section of our website at *www.fidelitysouthern.com*.

Executive Committee

The Executive Committee is authorized to exercise any and all of the powers of the Board of Directors in the management of the business and affairs of Fidelity except where specific power is reserved to the Board of Directors by the Bylaws or by applicable law. During 2007, the Executive Committee held one meeting. James B. Miller, Jr. serves as Chairman of the Committee.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Objectives of Executive Compensation Program

The objectives of our executive compensation program are:

- to provide competitive levels of compensation which take into account not only annual, but long-term performance goals and the strategic objectives outlined in our strategic plan, all designed with the ultimate objective of improving shareholder value;
- to attract, hire, and retain well-qualified, experienced, and ethical, motivated, and dedicated executives given the extremely competitive nature of the financial services industry in general and in our market, in particular;

- to evaluate the performance of executive officers in regard to a rapidly changing economic, interest rate, and credit quality environment in 2008;
- to reward executives based on corporate performance and the attainment of long-term goals and strategic objectives and the level of each executive's initiative, responsibility, achievements, and how effectively risk is managed; and
- to provide competitive financial security for executives and dependents in the event of a change in control, death, disability, or retirement.

What our Executive Compensation Program is Designed to Reward

Our executive compensation program is designed to recognize and reward both corporate and individual performance primarily through competitive salary arrangements, annual incentive compensation plans, stock option grants, employment agreements, a deferred compensation plan, life insurance programs, certain perquisites and other broad-based employee benefit plans such as our 401(k) Plan.

How We Choose the Amounts for Each Element of Compensation

The Compensation Committee annually evaluates and recommends to the independent directors the salary and total remuneration of the Chairman and each Named Executive Officer. This review is based on each executive officer's individual achievements and contributions to corporate short-term and long-term goals and objectives for the prior year, as well as the individual and corporate goals and objectives for the current year. The Compensation Committee evaluates the Chairman's performance and recommends his compensation, while the Chairman's evaluations and compensation recommendations for the other executive officers are considered by the Compensation Committee.

Included in the executive officer compensation review process is a comparative review of the elements of compensation and total compensation for executive officers of financial institutions of comparable size and complexity located in the Southeast, focusing particularly on those financial institutions located in highly competitive markets such as ours. The Committee evaluates data publicly available in connection with this review and does not utilize any compensation consultants. This selected peer group comparative data is gathered through a financial institution statistical data service and through a review of prior proxy statements of selected financial institutions.

The Committee believes that the most important element of executive officer compensation to attract, retain, and motivate executive officers in our market is annual salary, which is heavily weighted in the determination of each executive officer's total compensation. None of the executive officers were given salary increases for 2008.

The Compensation Committee does not provide for a bonus plan as an element of total executive officer compensation, although one-time bonuses have been awarded from time to time to certain executive officers for achievement and superior performance.

Stock options are awarded to executive officers from time to time to enhance the alignment of their objectives with those of shareholders in terms of building value, to provide an opportunity for increased levels of ownership by executive officers, to encourage executive officer retention through longer-term incentives, and to maintain competitive levels of total compensation. Options are generally awarded at the closing market price on the date of grant. The Compensation Committee has never granted options with an exercise price that is less than the closing price on the date of grant. The Compensation Committee will from time to time award options as an inducement to join the company and these are generally awarded with the date of hire as the grant date.

During 2007, the Board of Directors of Fidelity, upon the recommendation of the Compensation Committee, issued 25,000, 10,000, and 5,000 stock options to Messrs. Proctor, Marlow, and Buchanan, respectively. These awards were not a significant element of executive compensation for 2007. The Compensation Committee will consider recommending the issuance of stock options and option related awards to executive officers during 2008. These recommendations for awards, if any, are not expected to be a significant element of executive compensation for 2008.

Even though the Compensation Committee acknowledged that the executive officers acted decisively and effectively during the credit turmoil and the period of economic slowdown and instability of the residential real estate market in 2007, there were no incentive compensation awards for 2007.

Incentive Compensation Plans, Employment and Executive Continuity Agreements

Non-equity incentive compensation plans and employment and executive continuity agreements have been provided to our executive officers to aid in retention, to encourage continuity, to provide for non-compete requirements if employment is terminated, and to remain competitive with the compensation programs of competitive financial institutions.

Incentive Compensation Plans

The Compensation Committee believes that non-equity incentive plan compensation is a valuable element of overall executive officer compensation to motivate executive officers to achieve individual and corporate short-term and long-term or strategic goals and objectives. Although each executive officer was eligible for 20% of his salary or annual base compensation, or such other amount as determined by the Compensation Committee, as incentive compensation during 2007, no incentive compensation was awarded.

Messrs. Miller's and Proctor's employment agreements provide that they will be eligible during 2008 for 20% of their base compensation of $600,000 and $360,000, respectively, as incentive compensation or such other amount as determined by the Compensation Committee following its evaluation of corporate and individual performance relative to the executive compensation established at the beginning of the calendar year and such other measures that the Committee may consider in its sole discretion.

Fidelity and Fidelity Bank entered into incentive compensation agreements with B. Rodrick Marlow as Chief Financial Officer and David Buchanan as Vice President, providing that Messrs. Marlow and Buchanan will be eligible during 2008 for 20% of their base compensation of $240,000 and $260,000, respectively, as incentive compensation or such other amount as determined by the Compensation Committee following its evaluation of corporate and individual performance relative to the executive compensation established at the beginning of the calendar year and such other measures that the Committee may consider in its sole discretion.

Employment and Executive Continuity Agreements

Executive officers are provided with employment and continuity agreements of various terms to provide them assurance of compensation following a change in control. The agreements serve as a retention program as well as a program to provide for non-compete requirements.

Fidelity and Fidelity Bank entered into an employment agreement with James B. Miller, Jr. as Chairman and Chief Executive Officer of Fidelity and Fidelity Bank for a three-year period commencing January 1, 2007. The employment agreement provides for an annual base salary of $600,000 per year and makes Mr. Miller eligible for 20% of his base compensation as incentive compensation, or such other amount as determined by the Compensation Committee following its evaluation of corporate and individual performance relative to the executive compensation established at the beginning of the calendar year and such other measures or modifications as the Committee at its sole discretion may consider. Under the agreement, if Mr. Miller's employment is terminated by Fidelity for any reason (other than for cause (as defined below), death, or total disability), Mr. Miller will, upon execution of a release, receive an amount equal to three times his base salary less the aggregate amount to be paid in connection with his non-compete agreement (as described below), paid over a thirty-six (36) month period, and will be eligible to continue participation in the employee benefit programs of Fidelity for eighteen (18) months after the date of termination on the same basis as other executives. Termination for cause is defined as the commission of a felony or any other crime involving moral turpitude, the commission of dishonest acts intended to result in personal gain, illegal use of controlled substances, misappropriation of Company assets, or the breach of any other term of the agreement such as the solicitation of clients, the solicitation of employees, covenants not to compete, or confidentiality. If such payment were to be made under the current employment agreement, such payment would equal approximately $1.8 million, excluding payments related to continued participation in the employee benefit programs. Payments made by Fidelity and Fidelity Bank for Mr. Miller's employee benefit programs totaled less than $10,000 in 2007. Additionally, the employment agreement provides that upon termination of Mr. Miller's employment, for a period of eighteen (18) months (the "Non-Compete Period"), he will not engage in a competitive business within a fifty (50) mile radius of Fidelity's Buckhead location, its headquarters, will not solicit customers or employees of Fidelity, and will not disclose any confidential information of Fidelity. In consideration of Mr. Miller's non-compete agreement, he will receive an amount equal to 60 percent (60%) of his base salary for each year or portion thereof during the Non-Compete Period. In addition, Fidelity will maintain during Mr. Miller's lifetime, regardless of the termination of his employment or employment agreement for any reason, a split dollar insurance policy in the face amount of $400,000 and universal life insurance policies in the aggregate face amount of $7.6 million payable to his designated beneficiaries or his estate.

Fidelity and Fidelity Bank also entered into an employment agreement with H. Palmer Proctor, Jr. as President of Fidelity and Fidelity Bank for a three-year period commencing January 1, 2007. The employment agreement provides for an annual base salary of $360,000 per year and makes Mr. Proctor eligible for 20% of base compensation as incentive compensation, or such other amount as determined by the Compensation Committee following its evaluation of corporate and individual performance relative to the executive compensation established at the beginning of the calendar year and such other measures or modifications as the Committee at its sole discretion may consider. Under the agreement, if Mr. Proctor's employment is terminated by Fidelity for any reason (other than for cause (as defined above), death, or total disability), Mr. Proctor will, upon execution of a release, receive an amount equal to three times his base salary less the aggregate amount to be paid in connection with his non-compete agreement (as described below), paid over a thirty-six (36) month period, and will be eligible to continue participation in the employee benefit programs of Fidelity for eighteen (18) months after the date of termination on the same basis as other executives. If such payment were to be made under the current employment agreement, such payment would equal approximately $1.1 million, excluding payments related to continued participation in the employee benefit programs. Payments made by Fidelity and Fidelity Bank for Mr. Proctor's employee benefit programs totaled less than $10,000 in 2007. Additionally, Mr. Proctor agrees that if he terminates his employment, for a period of eighteen (18) months (the "Non-Compete Period"), he will not engage in a competitive business within a fifty (50) mile radius of Fidelity's Buckhead location, its headquarters, will not solicit customers or employees of Fidelity, and will not disclose any confidential information of Fidelity. In consideration of Mr. Proctor's non-compete agreement, he will receive an amount equal to 40 percent (40%) of his base salary for each year or portion thereof during the Non-Compete Period. In addition, Fidelity will maintain during Mr. Proctor's lifetime, regardless of the termination of his employment or employment agreement for any reason, an insurance policy in the face amount of $500,000 and at least $1,000,000 of additional fully paid up life insurance payable to his designated beneficiaries or his estate.

Fidelity maintains executive continuity agreements with James B. Miller, Jr., H. Palmer Proctor, Jr., B. Rodrick Marlow, and David Buchanan to encourage such executive officers to continue their employment with Fidelity following a change of control. Each agreement ensures that the executive will maintain his salary following a change of control for a period of time (up to one (1) year with respect to Messrs. Marlow and Buchanan and for up to three (3) years for Messrs. Miller and Proctor) and will continue to have the benefit of incentive or other programs generally available to executives. If any executive is terminated other than for cause, total disability, or death during the applicable change of control period or the executive terminates his employment for good reason, the executive will receive, for a period of one (1) year with respect to Messrs. Marlow and Buchanan, or a period of three (3) years with respect to Messrs. Miller and Proctor, his final compensation less the aggregate amount to be paid in connection with the executive's agreement not to compete with Fidelity, not to solicit its customers or employees, and to maintain the confidentiality of its confidential information. Additionally, each executive agrees that, for a period of time (twelve (12) months for Messrs. Marlow and Buchanan and eighteen (18) months for Messrs. Miller and Proctor (the "Non-Compete Period")), he will not engage in a competitive business within a fifty (50) mile radius of Fidelity's Buckhead office, its headquarters, will not solicit customers or employees of Fidelity, and will not disclose any confidential information of Fidelity. In consideration of such agreement, each executive will receive a payment equal to 40 percent (40%) of his base salary for each year or portion thereof during the Non-Compete Period with respect to Messrs. Proctor, Marlow, and Buchanan, and equal to 60 percent (60%) of his base salary for each year or portion thereof during the Non-Compete Period with respect to Mr. Miller. The executives will also continue to be eligible to participate in Fidelity's benefit plans for twelve (12) months with respect to Messrs. Marlow and Buchanan, or eighteen (18) months with respect to Messrs. Miller and Proctor, and will be entitled to outplacement services for a period up to two (2) years that will be paid by Fidelity (with a maximum cost of $20,000). The executives will not receive a duplication of benefits under the Executive Continuity Agreements and any Employment Agreement or other agreement, program, or arrangement, because benefits paid under the Executive Continuity Agreement will be reduced by any similar benefits paid otherwise.

If payments were to be made under the current executive continuity agreements, such payments would equal approximately $1.8 million, $1.1 million, $240,000 and $260,000 for Messrs. Miller, Proctor, Marlow and Buchanan, respectively, reduced for payments made, if any, under the employment agreements described above, excluding payments related to continued participation in the employee benefit programs and possible outplacement services as described above. Payments for employee benefit programs made by Fidelity and Fidelity Bank totaled less than $10,000 for each Named Executive Officer in 2007. The executive continuity agreements were amended and restated as of January 1, 2006, in order to comply with the new deferred compensation rules of Internal Revenue Code Section 409A, including the requirement to defer compensation payable upon termination of employment as described above for six (6) months.

Under the executive continuity agreements, "final compensation" is defined as the highest of (i) the executive's compensation for the 12 full calendar months immediately preceding the change of control; (ii) the executive's annual base salary rate payable by Fidelity, the Bank and any affiliate, in effect immediately preceding the change of control or (iii) the executive's annual base salary rate as set by Fidelity, the Bank and any affiliate, effective at any time during the employment period. Termination for "good reason" by the executive is defined as an uncured event which occurs without the executive's consent such as an adverse material change in responsibilities, an assignment of responsibilities inconsistent with the position of the executive, any removal of the executive from a position held prior to the change in control, a reduction in salary or incentive compensation, required relocation more than 15 miles from his current place of employment, or the failure of Fidelity to continue any benefits in which the executive participated prior to the change in control.

"Change of control" means generally:

(1) The acquisition of equity securities of Fidelity or the Bank representing more than fifty percent (50%) of the combined voting power represented by the outstanding voting securities of Fidelity or the Bank;

(2) A change in at least a majority of the board of Fidelity or the Bank not approved by a majority of the incumbent board; or

(3) A complete liquidation or dissolution of Fidelity or the Bank, the sale or other disposition of all or substantially all of the assets of Fidelity or the Bank, or the acquisition by a person, other than Fidelity of equity securities of the Bank representing more than fifty percent (50%) of the combined voting power represented by the Bank's then outstanding voting securities.

Other Compensation

We provide executive officers with perquisites and other personal benefits that are believed to be reasonable and consistent with the overall compensation program to assist with attracting and retaining executive officers. These perquisites and benefits are periodically reviewed for composition and appropriateness. Certain executive officers are provided life insurance through split-dollar plans, company automobiles, and country club memberships.

Fidelity has adopted certain broad-based employee benefit plans in which executives and other officers, together with employees, have the right to participate. Benefits under these plans are not directly or indirectly tied to Fidelity's performance, except that contributions by Fidelity to the 401(k) Plan are voluntary, at the election of the Board of Directors.

Summary Compensation Table

The following table sets forth the annual total compensation paid by Fidelity and its subsidiaries for 2007 and 2006 to our principal executive officer, James B. Miller, Jr., our principal financial officer, B. Rodrick Marlow, and our two other executive officers, H. Palmer Proctor, Jr., and David Buchanan (collectively "Named Executive Officers"). No bonuses were paid to any Named Executive Officers in 2007:

Name and Principal Position	Year	Salary	Option Awards[5]	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
James B. Miller, Jr.	2007	$600,000	$ -	$ -	$103,227[1]	$703,227
Chairman and Chief Executive Officer	2006	500,000	-	-	38,511[1]	538,511
B. Rodrick Marlow	2007	240,000	8,006	-	5,625[2]	253,631
Chief Financial Officer	2006	173,750	-	-	7,507[2]	181,257
H. Palmer Proctor, Jr.	2007	360,000	20,791	-	18,597[3]	399,388
President	2006	300,000	3,108	38,141	18,935[3]	360,184
David Buchanan	2007	260,000	4,780	-	10,644[4]	275,424
Vice President	2006	240,000	3,108	-	12,579[4]	255,687

(1) Includes Fidelity's matching contributions of $2,250 and $5,012 in 2007 and 2006 to Mr. Miller's account in the tax-qualified savings plan ("401(k) Plan"), $3,994 and $4,910 in 2007 and 2006 for personal use of a company automobile, $1,221 in 2006 for a tax gross up payment, $2,223 in 2006 for an executive physical, and $96,479 and $25,027 in 2007 and 2006 for life insurance for Mr. Miller under split dollar and corporate owned life insurance policies (based on standard IRS tables providing the cost of term life insurance for comparable coverage). Under the split dollar insurance policies, Fidelity will receive, upon termination of the policies,

proceeds equal to the insurance premiums paid plus a market yield. Also includes $504 and $118 in 2007 and 2006 for annual club fees based on personal use.

(2) Includes Fidelity's matching contributions of $5,625 and $4,655 in 2007 and 2006 to Mr. Marlow's account in the 401(k) Plan, $1,011 in 2006 for a tax gross up payment, and $1,841 in 2006 for an executive physical.

(3) Includes Fidelity's matching contributions of $6,750 and $6,600 in 2007 and 2006 to Mr. Proctor's account in the 401(k) Plan, $4,864 and $6,142 in 2007 and 2006 for personal use of a company automobile, $1,142 in 2006 for a tax gross up payment, $2,079 in 2006 for an executive physical, and $2,213 and $1,275 in 2007 and 2006 under split dollar life insurance policies (based on standard IRS tables providing the cost of term life insurance for comparable coverage) in which Fidelity will receive, upon termination of the policy, proceeds equal to the insurance premiums paid plus a market yield. Also, includes $4,770 and $1,697 in 2007 and 2006 for annual club fees.

(4) Includes Fidelity's matching contributions of $6,750 and $6,600 in 2007 and 2006 to Mr. Buchanan's account in the 401(k) Plan, $2,746 and $2,421 in 2007 and 2006 for personal use of a company automobile, $1,118 in 2006 for a tax gross up payment, $2,036 in 2006 for an executive physical, and $1,148 and $404 in 2007 and 2006 under a split dollar life insurance policy (based on standard IRS tables providing the cost of term life insurance for comparable coverage) in which Fidelity will receive, upon termination of the policy, proceeds equal to the insurance premiums paid plus a market yield.

(5) The value of the option awards is calculated in accordance with SFAS 123(R). For financial statement purposes, the Company estimated a forfeiture rate of 15% and 0% for the years ended December 31, 2007 and 2006, respectively. No forfeiture rate is used in calculating option awards for the purpose of the Summary Compensation Table. See Note 10 to the Company's Audited Consolidated Financial Statements for additional discussion on SFAS 123(R) valuation methodology.

Grant of Plan-Based Awards

Name	Grant Date	Award Date	Number of Securities Underlying Options	Exercise Price	Grant Date Fair Value
James B. Miller, Jr.	-	-	-	$ -	$ -
B. Rodrick Marlow	2/1/2007	1/18/2007	10,000(1)	18.70	26,200(2)
H. Palmer Proctor, Jr	2/1/2007	1/18/2007	25,000(1)	18.70	65,500(2)
David Buchanan	2/1/2007	1/18/2007	5,000(1)	18.70	13,100(2)

(1) These stock options vest one-third per year starting on February 2, 2008.
(2) The grant date fair value is calculated in accordance with SFAS 123(R). See Note 10 to the Company's Audited Consolidated Financial Statements for additional discussion on SFAS 123(R) valuation methodology.

The exercise price is set at the market closing price on the date of grant. The vesting period and term of options are determined based on the Compensation Committee's review of recommended awards and their review of long and short-term goals and objectives. In order to provide incentives for short to intermediate term strategic objectives and to generate additional capital in the Company more quickly, a relatively short three-year vesting period was selected. The vested options must be exercised within four years of the date of grant.

Option Exercises

The following table sets forth the option exercises for the year ended December 31, 2007, for the Named Executive Officers:

Name	Number of Shares Acquired on Exercise	Value Realized on Exercise
James B. Miller, Jr.	-	$ -
B. Rodrick Marlow	-	-
H. Palmer Proctor, Jr.	-	-
David Buchanan	10,000	79,000[1]

[1] The value realized on exercise is the intrinsic value, that is the amount by which the fair value of the underlying stock on the date of exercise exceeds the exercise price of the options.

Outstanding Equity Awards at December 31, 2007

The following table sets forth the outstanding equity awards at December 31, 2007, for the Named Executive Officers:

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
James B. Miller, Jr.	-	-	$ -	-
B. Rodrick Marlow	-	10,000	18.70	02/01/2011
H. Palmer Proctor, Jr.	2,000	-	10.75	04/24/2009
H. Palmer Proctor, Jr.	-	25,000	18.70	02/01/2011
David Buchanan	-	5,000	18.70	02/01/2011

There were no stock awards unvested for the Named Executive Officers at December 31, 2007. There were no stock awards issued for the Named Executive Officers for the year ended December 31, 2007.

Nonqualified Deferred Compensation

There is a nonqualified deferred compensation plan available to executive officers to provide an opportunity to defer amounts in addition to that which may be deferred under the 401(k) Plan. Under the nonqualified deferred compensation plan, the Board or its designee specifies the employees eligible to participate in the plan and the effective date and period of each such employee's eligibility to participate. The amount deferred by the participant is deducted each pay period in which the participant has compensation during the period of participation. Upon written notice by December 31st each year, a participant may increase, decrease, or discontinue the deferral election for the following year. A participant's interest in the value of the account is 100% vested and nonforfeitable.

The participant's account is credited with earnings (or losses) determined assuming the amounts credited to the account were invested in the investment funds the participant has selected from the funds made available from time to time under the plan for such purpose. There is no current or potential future cost to the Company because the plan acquires the investments to match employee investment selections.

Unless the participant has specified a date for the commencement of distributions, on the participant's termination of service with, or retirement from, the employer, the amounts credited to the account shall be paid commencing as soon as feasible after such termination of service or retirement; provided that in the case of a participant that is a "key employee" (as defined in Internal Revenue Code Section 409A), if the stock of the employer is then publicly traded on an established securities market or otherwise, any amounts which become payable from this plan within the first six months after such participant's termination shall be delayed and paid immediately following the close of such sixth month (or, if earlier, the date of such participant's death).

In no event will a distribution of any part of a participant's account be made prior to the earliest of (i) the participant's termination of service unless the participant has specified a later date in an election then in effect, (ii) the date specified by the participant in the most recent election then in effect, (iii) the date the participant becomes disabled, (iv) the death of the participant, or (v) the occurrence of an unforeseeable emergency.

At the end of each year, the Board (or its designee) determines whether there will be an employer contribution credit for the year. Such determination is made on an individual participant basis, with the Board having absolute discretion to determine whether an individual participant will be credited with an employer contribution, the amount of such contribution, and the conditions the participant must satisfy to be credited with such contribution. Although the plan provides for company contributions, there have been no company contributions to this plan for the past five years.

The following table sets forth the nonqualified deferred compensation transactions for the year ended December 31, 2007, and the aggregate balance at December 31, 2007, for the Named Executive Officers:

Name	Executive Contributions in 2007	Aggregate Earnings in 2007	Aggregate Balance at 12/31/07
James B. Miller, Jr.	$ -	$ -	$ -
B. Rodrick Marlow	-	-	-
H. Palmer Proctor, Jr.	-	-	-
David Buchanan	44,700	15,925	449,972

There were no Company contributions to or withdrawals or distributions from this plan for the year ended December 31, 2007.

Agreements with Executive Officers and Post-Employment Compensation

Messrs. Miller, Proctor, Marlow, and Buchanan have entered into employment and executive continuity agreements that are described in the Compensation Discussion and Analysis section.

Compensation of Nonemployee Directors

During 2007, each nonemployee director of Fidelity received a $10,000 annual retainer, paid in four quarterly installments, divided equally between Fidelity and Fidelity Bank. In addition, each nonemployee director received $2,000 for each Fidelity and Fidelity Bank Board of Directors' meeting attended and $1,000 for each committee meeting attended.

Director retainers and fees are reviewed periodically by the Compensation Committee and adjustments are recommended to the Board. The retainers and fees are believed to be competitive and appropriate to attract and retain well-qualified and committed members. The nonemployee members of the Board of Directors are provided no compensation or benefits other than retainers and fees.

The following table sets forth the compensation of nonemployee directors for the year ended December 31, 2007.

Name	Fees Earned	Total
Major General (Ret) David R. Bockel	$40,000	$40,000
Edward G. Bowen, M.D.	42,000	42,000
Kevin S. King	44,000	44,000
James H. Miller III	37,000	37,000
Robert J. Rutland	27,000	27,000
W. Clyde Shepherd III	37,000	37,000
Rankin M. Smith, Jr.	28,000	28,000

All compensation for nonemployee directors was paid in cash. There were no stock awards, option awards, non-equity incentive plan compensation or other compensation paid for the year ended December 31, 2007.

James B. Miller, Jr., the Company's Chairman and Chief Executive Officer, and H. Palmer Proctor, Jr., the Company's President, are not included in the above table as they are employees of the Company and thus receive no compensation for their services as directors. The compensation received by Messrs. Miller and Proctor as employees of the Company is shown in the Summary Compensation Table on page 10.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed Fidelity's Compensation Discussion and Analysis for the fiscal year ended December 31, 2007, and has discussed the contents with management.

Based upon the review and discussion noted above, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement for the fiscal year ended December 31, 2007.

Major General (Ret) David R. Bockel, Chairman
James H. Miller III
Rankin M. Smith, Jr.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of the Compensation Committee of the Board of Directors are Major General (Ret) David R. Bockel, Chairman, James H. Miller III, and Rankin M. Smith, Jr. No member of the Compensation Committee is or was an officer or employee of Fidelity or any subsidiary or engaged in any transaction that would be required to be disclosed below in "Certain Relationships and Related Party Transactions." There are no Compensation Committee interlocks between Fidelity and other entities involving Fidelity's executive officers and members of the Board of Directors who serve as executive officer or board member of such other entities.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Fidelity has a written related person transaction policy that governs the identification, approval, ratification, and monitoring of any transaction that would be required to be disclosed pursuant to Item 404 of Regulation S-K under the Securities Act of 1933. The Audit Committee and the Board of Directors of Fidelity must approve all such transactions under the policy. No member of the Audit Committee or Board of Directors may participate in any review or approval of a transaction with respect to which such member or any of his family members is a related person. There were no reportable transactions during 2007.

Fidelity Bank has had, and expects to have in the future, loans and other banking transactions in the ordinary course of business with directors (including our independent directors) and executive officers of Fidelity and its subsidiaries, including members of their families or corporations, partnerships or other organizations in which such officers or directors have a controlling interest. These loans are made on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. Such loans have not and will not involve more than the normal risks of repayment nor present other unfavorable features. As of December 31, 2007, Fidelity Bank had loans outstanding to executive officers and directors and their controlled entities aggregating approximately $1.392 million.

CODE OF ETHICS

The Board of Directors of Fidelity has adopted a Conflict of Interest Policy / Code of Ethics applicable to all of its employees, including its chief executive officer and each of its senior financial officers, that complies with applicable regulations under the federal securities laws and the NASDAQ Marketplace Rules. The code is available under the Investor Relations section of our website at *www.fidelitysouthern.com*. Fidelity intends to disclose any amendment or waiver by posting such information on its website.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table reflects the number of shares of common stock beneficially owned as of March 6, 2008, by (1) each person known to be the beneficial owner of more than five % of the common stock of Fidelity, (2) each director, (3) each Named Executive Officer, and (4) all directors and executive officers as a group.

Unless otherwise indicated, each of the named individuals and each member of the group has sole or shared voting power or investment power with respect to the shares shown. Unless otherwise indicated, the address of each person or entity named in the table is c/o Fidelity Southern Corporation, 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305.

The number of shares beneficially owned by each shareholder is determined under rules promulgated by the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and any shares as to which the individual has the right to acquire beneficial ownership within 60 days of March 6, 2008, through the exercise of any stock option, warrant, or other right. The inclusion in the following table of those shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of those shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Tontine Partners, LP 55 Railroad Avenue, 3rd Floor Greenwich, CT 06830-6378	890,845		9.50%
Heartland Advisors, Inc. 789 North Water Street Milwaukee, WI 53202	496,472		5.29
James B. Miller, Jr.	2,919,475	(1)	31.12
Major General (Ret) David R. Bockel	7,027	(2)	*
Edward G. Bowen, M.D.	13,018	(3)	*
Kevin S. King	9,842	(4)	*
James H. Miller III	13,850		*
H. Palmer Proctor, Jr.	59,189	(5)	*
Robert J. Rutland	148,764	(6)	1.59
W. Clyde Shepherd III	56,670	(7)	*
Rankin M. Smith, Jr.	12,510	(8)	*
David Buchanan	32,862	(9)	*
B. Rodrick Marlow	8,459	(10)	*
All directors and executive officers as a group (11 persons)	3,281,666	(11)	34.98%

*Less than 1 %.

(1) Includes 316,802 shares held by Mr. Miller's children, grandchild, and family trust, and 180,433 shares held by Berlin American, LLC, a company of which Mr. Miller and his wife own 40%. Also includes 88,829 shares owned by his wife.

(2) Includes 265 shares held by Major General (Ret) Bockel's wife.

(3) Includes 10,560 shares held by Dr. Bowen as trustee for Target Benefit Plan.

(4) Includes 4,396 shares held by Mr. King's wife.

(5) Includes 10,334 shares that Mr. Proctor has the right to acquire pursuant to outstanding stock options.

(6) Includes 6,000 shares held by Mr. Rutland's children and 7,920 shares held by a family foundation.

(7) Includes 34,530 shares held by a Shepherd family trust, 5,000 shares held by a family partnership, and 1,800 shares held in trust for minor children.

(8) Includes 298 shares owned by Mr. Smith's wife.

(9) Includes 1,667 shares that Mr. Buchanan has the right to acquire pursuant to outstanding stock options.

(10) Includes 3,334 shares that Mr. Marlow has the right to acquire pursuant to outstanding stock options.

(11) Includes 15,335 shares that the beneficial owners have the right to acquire pursuant to outstanding stock options.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Fidelity's directors, executive officers, and persons who own more than 10% of the Common Stock of Fidelity to file reports of ownership changes with the SEC. During 2007, all reports of beneficial ownership of securities were filed with the SEC in a timely manner, except for late filings relating to September 7, 2007, purchases by Major General (Ret) David Bockel for 105 shares, Edward G. Bowen, M.D. for 105 shares, Kevin S. King for 105 shares, James H. Miller III for 210 shares, W. Clyde Shepherd III for 703 shares, and Rankin M. Smith, Jr. for 703 shares. In addition, a Form 5 was filed by James B. Miller, Jr. in February 2008 to report two acquisitions in 2001 and 2006 for 385 shares and 100 shares, respectively. A Form 5 was also filed in February 2008 for Rankin M. Smith, Jr. to record gifts totaling 12,386 shares made prior to 2008 to his children. The failure to file timely reports was inadvertent and was promptly corrected after discovery of the reporting obligation.

AUDIT COMMITTEE REPORT

Fidelity's Board of Directors has determined that the members of our Audit Committee are independent as defined in Rules 4200(a)(15) and 4350(d) of the NASDAQ Marketplace Rules, Section 10A-3 of the Exchange Act and have the knowledge and experience required by Rule 4350(d).

The Audit Committee has reviewed Fidelity's Annual Report on its Form 10-K and the audited consolidated financial statements for the year ended December 31, 2007, and discussed the financial statements with management. The Audit Committee has discussed with Ernst & Young LLP, Fidelity's independent registered public accountants, those matters required to be discussed by Statement of Auditing Standards No. 61, Communication with Audit and Finance Committees, as amended.

The Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young required by the Independent Standards Board Standard No. 1 and the members of the Audit Committee have discussed the independence of Ernst & Young. The Audit Committee has also reviewed the Report of Management on Internal Control Over Financial Reporting and Ernst & Young's Report of Independent Registered Public Accounting Firm with management, the internal auditors, and Ernst & Young. The Audit Committee has determined that the providing of professional services by Ernst & Young, in addition to audit-related services, is compatible with the maintenance of the accountant's independence.

Based upon the review and discussions noted above, the Audit Committee has recommended to the Board of Directors of Fidelity, and the Board has approved, that the audited consolidated financial statements of Fidelity be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and be filed with the SEC.

W. Clyde Shepherd III, Chairman
Major General (Ret) David R. Bockel
James H. Miller III

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young audited the consolidated financial statements of Fidelity and the evaluation of Fidelity's internal control over financial reporting as of December 31, 2007, and is expected to be selected at the April Audit Committee meeting to continue as independent auditors to audit the consolidated financial statements for 2008. Representatives of Ernst & Young are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

FEES PAID BY FIDELITY TO ERNST & YOUNG

The following table sets forth the fees paid by Fidelity for audit and other services provided by Ernst & Young for fiscal years 2007 and 2006:

	2007	2006
Audit Fees [1]	$338,030	$343,500
Audit-Related Fees [2]	21,000	21,000
Tax Fees	-	-
All Other Fees	-	-
Total	$359,030	$364,500

(1) Audit fees represent fees for professional services provided in connection with the audit of the financial statements, review of the quarterly financial statements, and audit services provided in connection with other statutory or regulatory filings, including the audit of management's assessment over financial reporting.

(2) Audit–related fees consist primarily of accounting consultation, employee benefit plan audits, and other attestation services.

The Audit Committee approved all audit services provided by Fidelity's independent registered public accountants during 2006 and 2007 on a case-by-case basis in advance of each engagement. The Audit Committee has delegated to the Chairman of the Audit Committee the authority to pre-approve non-audit services not prohibited by law to be performed by Fidelity's independent registered public accounting firm and associated fees for any non-audit service, provided that the Chairman shall report any decisions to pre-approve such non-audit services and fees to the full Audit Committee at its next regular meeting. None of the fees paid to the independent registered public accounting firm were approved by the Audit Committee after the services were rendered pursuant to the "*de minimis*" exception by the SEC for the provision of non-audit services.

SHAREHOLDER PROPOSALS

Shareholder proposals intended to be included in our proxy statement and voted on at the 2009 Annual Meeting of Shareholders must be received at our offices at 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305, Attention: Corporate Secretary, on or before November 21, 2008. Shareholders may also present at the 2009 Annual Meeting any proper proposal that is not disclosed in the proxy statement for that meeting without prior notice to Fidelity.

COMMUNICATIONS WITH FIDELITY AND THE BOARD

The following options are available to shareholders who want to communicate with Fidelity or the Board:

To *communicate* with the Board of Directors, address communications to the Board of Directors in care of the Corporate Secretary of Fidelity at 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305. Communications that are intended specifically for a designated director should be addressed to the director in care of the Corporate Secretary of Fidelity at the above address. The Corporate Secretary shall cause the communications to be delivered to the addressees.

To *receive information* about Fidelity or Fidelity Bank, one of the following methods may be used:

1. Fidelity Bank's website, located at www.lionbank.com, contains product and marketing data.
2. Fidelity's website, Investor Relations section, located at www.fidelitysouthern.com, contains Fidelity financial information in addition to Audit, Compensation, and Nominating Committee Charters, and Fidelity's Conflict of Interest Policy / Code of Ethics. Online versions of Fidelity's annual reports, proxy statements, Forms 10-K and 10-Q, press releases, and other SEC filings are also available through this website.
3. Information, such as Fidelity's latest quarterly earnings release, the Annual Report on its Form 10-K, or Form 10-Q can also be obtained free of charge by calling or writing Investor Relations.

If you would like to *contact us*, please call Fidelity Investor Relations at (404) 240-1504, or send correspondence to Fidelity Southern Corporation, Attn: Investor Relations, 3490 Piedmont Road NE, Suite 1550, Atlanta, Georgia 30305.

OTHER MATTERS THAT MAY COME BEFORE THE ANNUAL MEETING

Management knows of no matters, other than the election of directors, that are to be brought before the Annual Meeting. If any other matter should be presented for consideration and voted upon, it is the intention of the persons named as proxies in the enclosed proxy to vote in accordance with their judgment as to what is in the best interest of Fidelity.

By Order of the Board of Directors,

Martha C. Fleming

Martha C. Fleming
Corporate Secretary

March 21, 2008

CORPORATE AND SHAREHOLDER INFORMATION

Direct Stock Purchase and Dividend Reinvestment Plan
Fidelity Southern Corporation's Direct Stock Purchase and Dividend Reinvestment Plan was established to provide shareholders with an easy way to purchase shares of stock. This Plan allows shareholders to make initial direct stock purchases of $1,000 to $10,000. It also allows shareholders to reinvest their quarterly dividends and make cash investments in Fidelity's common stock for a minimum of $100 up to $10,000 per transaction and $120,000 per year. Go to www.bnymellon.com/shareowner/isd.

Executive Offices
3490 Piedmont Road, NE
Suite 1550
Atlanta, GA 30305
404-639-6500

Telephone Banking
404-248-LION (5466)
888-248-LION (5466)

Main Office Number
404-639-6500

Internet Banking
www.lionbank.com

Independent Registered Public Accounting Firm
Ernst & Young LLP
Atlanta, GA

Legal Counsel
Kilpatrick Stockton LLP
Atlanta, GA

Financial Information
Shareholders and others seeking financial information about Fidelity may call Martha Fleming at 404-240-1504, write her at 3490 Piedmont Rd, N.E., Suite 1550, Atlanta, Georgia 30305, or go to www.fidelitysouthern.com and see Investor Relations for more information concerning Fidelity's products and services, news releases, financial information, and other material relating to Fidelity Southern Corporation.

Transfer Agent and Registrar

BNY Mellon Shareowner Services
480 Washington Boulevard, 27th Floor
Jersey City, New Jersey 07310-1900
(800) 203-4394
(201) 680-6685 (Outside the U.S. and Canada)
(800) 231-5469 (TDD phone – Hearing Impaired)
www.bnymellon.com/shareowner/isd

As a Fidelity Southern Corporation shareholder, you are invited to take advantage of our convenient shareholder services or request more information about Fidelity Southern Corporation.

BNY Mellon Shareowner Services maintains the records for our registered shareholders and can help you with a variety of shareholder related services at no charge, including:

- Change of name or address
- Consolidation of accounts
- Duplicate mailings
- Dividend reinvestment enrollment
- Lost stock certificates
- Transfer of stock to another person
- Additional administrative services

Access your investor statements online 24 hours a day, 7 days a week with MLink℠. For more information, go to www.bnymellon.com/shareowner/isd.

You can also send mail to BNY Mellon at:
Fidelity Southern Corporation
c/o BNY Mellon Shareowner Services
P. O. Box 358015
Pittsburgh, PA 15252-8015

Market Price - Common Stock

2007	High	Low
Fourth Quarter	**$15.20**	**$ 8.53**
Third Quarter	**17.61**	**13.11**
Second Quarter	**19.35**	**16.62**
First Quarter	**19.19**	**18.21**

2006	High	Low
Fourth Quarter	$19.00	$18.00
Third Quarter	19.40	17.00
Second Quarter	18.60	17.00
First Quarter	18.60	16.90

As of March 6, 2008, there were approximately 750 shareholders of record. In addition, shares of approximately 1,500 beneficial owners of Fidelity's common stock were held by brokers, dealers, and their nominees.

Equal Opportunity Employer
Fidelity Southern Corporation is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotions, transfers, and all other personnel policies will continue to be free from all discriminatory practices.

Our Mission:

Fidelity's mission is to continue growth, improve earnings and increase shareholder value;

to treat customers, employees, community and shareholders according to the Golden Rule; and

to operate within a culture of strong internal controls.

We are:

Atlanta's Community Bank

FIDELITY SOUTHERN CORPORATION

3490 Piedmont Road NE • Suite 1550 • Atlanta, Georgia 30305

(404) 248-LION

www.fidelitysouthern.com